UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 13, 2017

THE WALT DISNEY COMPANY

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11605	95-4545390
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 South Buena Vista Street Burbank, California 91521
(Address of Principal Executive Offices) (Zip Code)

818 560-1000
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[x] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.
On December 13, 2017, The Walt Disney Company (“Disney”), TWC Merger Enterprises 2 Corp., a Delaware corporation and wholly owned subsidiary of Disney (“Merger Sub”), TWC Merger Enterprises 1,  LLC, a Delaware limited liability company and wholly owned subsidiary of Disney (“Merger LLC”), and Twenty-First Century Fox (“21CF”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, immediately following the Distribution (as defined below), Merger Sub will merge with and into 21CF (the “Initial Merger”), with 21CF to be the surviving corporation (the “Surviving Corporation”), which will be followed, immediately after the effective time of the Initial Merger (the “Effective Time”), by a merger of the Surviving Corporation with and into Merger LLC (the “Subsequent Merger”, and together with the Initial Merger, the “Mergers”), with Merger LLC to be the surviving entity in the Subsequent Merger. As a result of the Initial Merger, 21CF will become a wholly owned subsidiary of Disney.  The Board of Directors of Disney and 21CF approved the Initial Merger and the Merger Agreement.

At the Effective Time of the Initial Merger, subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of common stock of 21CF, except as otherwise set forth in the Merger Agreement, will be converted automatically into and will thereafter represent only the right to receive 0.2745 shares of common stock, par value $0.01 per share, of Disney, together with cash in lieu of fractional shares of Disney common stock, without interest, upon the terms and conditions of the Merger Agreement. The per share consideration is subject to adjustment for certain tax liabilities arising from the Distribution and other transactions contemplated by the Merger Agreement. The initial exchange ratio of 0.2745 Disney shares for each 21CF share was set based on an estimate of such tax liabilities, and will be adjusted immediately prior to closing of the acquisition based on an updated estimate of such tax liabilities.  Such adjustment could increase or decrease the exchange ratio, depending upon whether the final estimate is lower or higher, respectively, than the initial estimate. However, if the final estimate of the tax liabilities is lower than the initial estimate, the first $2 billion of that adjustment will instead be made by net reduction in the amount of the cash dividend to 21CF from the company to be spun off.

Prior to the consummation of the Initial Merger, 21CF and a newly-formed subsidiary of 21CF (“SpinCo”) will enter into a separation agreement (the “Separation Agreement”), pursuant to which 21CF will, among other things, engage in an internal restructuring whereby it will transfer to SpinCo the Fox Broadcast network and stations, Fox News Channel, Fox Business Network, FS1, FS2, Big Ten Network and certain other assets, and SpinCo will assume from 21CF certain liabilities associated with such businesses (the “Separation”).  21CF will retain all assets and liabilities not transferred to SpinCo, including the 20th Century Fox Film and Television studios and certain cable and international television businesses.  Following the Separation and prior to the Mergers, 21CF will distribute all of the issued and outstanding common stock of SpinCo to the holders of the outstanding shares of 21CF common stock on a pro rata basis (the “Distribution”) pursuant to a recapitalization merger in accordance with the terms of the Separation Agreement and the Merger Agreement.   Prior to the Distribution, SpinCo will incur indebtedness sufficient to fund a dividend in the amount of $8.5 billion to be paid to 21CF.

In connection with the transactions contemplated by the Merger Agreement, certain additional agreements will be entered including, among others, a Tax Matters Agreement, which will govern Disney’s, SpinCo’s and 21CF’s respective rights, responsibilities and obligations with respect to taxes. 21CF and/or Disney will also enter into certain commercial arrangements with SpinCo prior to the consummation of the Initial Merger.

Terms of the Merger Agreement

The Merger Agreement contains customary representations and warranties of 21CF and Disney relating to their respective businesses and public filings, in each case generally subject to a materiality qualifier. Additionally, the Merger Agreement provides for customary pre-closing covenants of 21CF, including covenants relating to conducting its business in the ordinary course consistent with past practice and to refrain from taking certain actions without Disney consent, covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with alternative transactions and, subject to certain exceptions, to recommend that 21CF’s stockholders adopt the Merger Agreement. The Merger Agreement also provides for covenants of Disney, including covenants to refrain from taking certain actions without 21CF’s consent, covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with alternative transactions and, subject to certain exceptions, to recommend that Disney’s stockholders approve the issuance of Disney common stock comprising the merger consideration.

Prior to the adoption of the Merger Agreement by 21CF’s stockholders, 21CF’s board of directors may withhold, withdraw, qualify or modify its recommendation that 21CF’s stockholders adopt the Merger Agreement or approve, recommend or otherwise declare advisable any Company Superior Proposal (as defined in the Merger Agreement), subject to complying with notice and other specified conditions, including giving Disney the opportunity to propose revisions to the terms of the transaction contemplated by the Merger Agreement during a match right period, and the payment of the 21CF Termination Fee (as defined below) prior to or concurrently with such termination.

Prior to the approval of the stock issuance by Disney’s stockholders, Disney’s board of directors may withhold, withdraw, qualify or modify its recommendation that Disney stockholders approve the stock issuance or approve, recommend or otherwise declare advisable any Parent Superior Proposal (as defined in the Merger Agreement), subject to complying with notice and other specified conditions, including giving 21CF the opportunity to propose revisions to the terms of the transaction contemplated by the Merger Agreement during a match right period, and the payment of the Disney Termination Fee (as defined below) prior to or concurrently with such termination.

Consummation of the merger is subject to various conditions, including, among others, (i) customary conditions relating to the adoption of the Merger Agreement by the requisite vote of 21CF’s stockholders and the approval of the stock issuance by the requisite vote of Disney stockholders, (ii) the consummation of the Separation and Distribution, (iii) the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws, including, including a legal opinion on the tax-free treatment of the transaction to 21CF’s stockholders, (iv) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (v) if required, the receipt of any necessary consents from the Federal Communications Commission (the “FCC”) and (vi) certain other governmental consents. The obligation of each party to consummate the merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement also provides for certain mutual termination rights of Disney and 21CF, including the right of either party to terminate the Merger Agreement if the merger is not consummated by December 13, 2018 (as may be extended under certain circumstances, the “Termination Date”). Either party may also terminate the Merger Agreement if the 21CF stockholder approval has not been obtained at a duly convened meeting of 21CF stockholders, Disney stockholder approval has not been obtained at a duly convened meeting of Disney stockholders or an order permanently restraining, enjoining, or otherwise prohibiting consummation of the merger becomes final and non-appealable. In addition, Disney may terminate the Merger Agreement if the 21CF board of directors changes its recommendation of the merger prior to the 21CF stockholder approval having been obtained and 21CF may terminate the Merger Agreement if the Disney board of directors changes its recommendation of the merger prior to Disney stockholder approval having been obtained.

If the Merger Agreement is terminated by Disney as a result of the 21CF board of directors changing its recommendation of the merger prior to the 21CF stockholder approval having been obtained (a “Company Change in Recommendation”), then 21CF shall be obligated to pay Disney a fee equal to $1.525 billion (the “21CF Termination Fee”).

Further, if the Merger Agreement is terminated (i) by Disney or 21CF if the Merger Agreement is not consummated by the Termination Date (if at the time of such termination certain conditions are satisfied) or if the 21CF stockholder approval has not been obtained at a duly convened meeting of 21CF stockholders or (ii) by Disney due to an uncured or incurable material breach by 21CF, and prior to such termination but after the date of the Merger Agreement a bona fide acquisition proposal shall have been made to 21CF or any of its subsidiaries (publicly or, in the case of termination due to a material breach by 21CF, publicly or privately) or shall have been made directly to 21CF’s stockholders generally or any person or entity shall have publicly announced an intention (whether or not conditional) to make a bona fide acquisition proposal with respect to 21CF, and within 12 months after the date of a termination 21CF consummates certain acquisition proposals or enters into an agreement contemplating certain acquisition proposals, then 21CF shall be obligated to pay the 21CF Termination Fee concurrently with such entry or consummation.

If the Merger Agreement is terminated by 21CF as a result of the Disney board of directors changing its recommendation of the merger prior to Disney stockholder approval having been obtained (a “Parent Change in Recommendation”, then Disney shall be obligated to pay 21CF a fee equal to $1.525 billion (the “Disney Termination Fee”).

If the Merger Agreement is terminated (i) by Disney or 21CF if the Merger Agreement is not consummated by the Termination Date (if at the time of such termination certain conditions are satisfied) or if Disney stockholder approval has not been obtained at a duly convened meeting of Disney stockholders or (ii) by 21CF due to an uncured or incurable material breach by Disney , and prior to such termination but after the date of the Merger Agreement a bona fide acquisition proposal shall have been made to Disney or any of its subsidiaries (publicly or, in the case of termination due to a material breach by Disney, publicly or privately) or shall have been made directly to Disney’s stockholders generally or any person or entity shall have publicly announced an intention (whether or not conditional) to make a bona fide acquisition proposal with respect to Disney , and within 12 months after the date of a termination Disney consummates certain acquisition proposals or enters into an agreement contemplating certain acquisition proposals, then Disney shall be obligated to pay the Disney Termination Fee concurrently with such entry or consummation.

Disney will pay 21CF $2.5 billion (the “Disney Regulatory Termination Fee”) if the merger is not consummated under certain circumstances relating to the failure to obtain approvals, or there is a final, non-appealable order preventing the transaction, in each case, relating to antitrust laws or communications laws.

The foregoing summary of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Disney, 21CF or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Disney’s public disclosures.

Voting Agreement

On December 13, 2017, concurrently with the execution of the Merger Agreement, Disney entered into a voting agreement with Murdoch Family Trust and Cruden Financial Services LLC (collectively, the “Stockholders”). Shares of 21CF common stock beneficially owned by the Stockholders subject to the Voting Agreement (the “Voting Agreement Shares”) constituted approximately 16.90% of the total issued and outstanding shares of 21CF common stock as of December 11, 2017. Pursuant to the Voting Agreement, the Stockholders have agreed to vote, or cause the holder of record to vote, in favor of (i) adoption of the Merger Agreement and the transactions contemplated thereby and (ii) any proposal to adjourn or postpone a meeting of shareholders to a later date if there are not sufficient votes to adopt the Merger Agreement.

Further, the Stockholders have agreed to vote against (i) approval of any proposal made in opposition to adoption of the Merger Agreement or the merger or the other transactions contemplated by the Merger Agreement and (ii) any action, proposal or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of Disney under the Merger Agreement or that would reasonably be expected to prevent or materially delay or adversely affect the consummation of the Transactions contemplated by the Merger Agreement. The Stockholders have also agreed not to facilitate any effort or attempt by another entity to make an acquisition proposal for 21CF, including by refraining from discussing or providing information to any person in connection with such a proposal. In the Voting Agreement, the Stockholders also agreed not to, among other things, sell, pledge, encumber, exchange, assign, grant an option with respect to, transfer, tender or otherwise dispose of, or enter into any agreement, arrangement or commitment providing for the transfer of, any Voting Agreement Shares.

The Voting Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement pursuant to Article VII thereof, (ii) the time at which the merging of the Corporate Sub into 21CF has become effective, and (iii) such date and time as the Merger Agreement shall have been amended in a manner that reduces the amount of merger consideration or is material and adverse to any of the Stockholders without the Stockholder’s prior written consent. In addition, voting obligations under the Voting Agreement will no longer be in effect upon the occurrence of a Company Change in Recommendation.

The foregoing summary of the Voting Agreement is qualified in its entirety by the full text of the Voting Agreement, which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
Employment Arrangements with Certain Executive Officers

On December 13, 2017, in connection with the execution of the Merger Agreement, Disney amended (the “Amendment”) the Amended and Restated Employment Agreement with Robert A. Iger dated as of October 6, 2011, as previously amended (the “Agreement”), to extend the period during which Mr. Iger would remain employed with Disney and serve as Chairman and Chief Executive Officer from July 2, 2019 to December 31, 2021 (the “2021 Extension Date”).  If the Mergers are not consummated, the term of the Agreement will end at July 2, 2019 (or, if later, 90 days after the Merger Agreement is terminated without the Closing having occurred).  Except as described below, the remaining terms of the Agreement remain unchanged.

Effective January 1, 2018, Mr. Iger’s base salary will increase to $3.0 million. Prior to the Closing Date as defined in the Merger Agreement, the currently applicable target annual incentive opportunity and target annual long-term incentive award value will remain unchanged.  Effective as of the Closing Date, his annual base salary will increase by an additional $500,000. With respect to the fiscal years of Disney following the Closing Date, his target annual incentive opportunity will increase to $20 million and his annual target-long-term incentive award value will increase to $25 million.  In the fiscal year in which the Closing Date occurs, each of these target opportunities will be adjusted to provide for a similar increase in the target award for such fiscal year, but pro-rated to reflect the portion of the fiscal year following the Closing Date.  Any grant of performance-based restricted stock units made from and after the Closing Date, and if the Closing Date occurs within the first six months of a fiscal year, in such fiscal year prior to the Closing Date, will provide a maximum opportunity to earn 200% of the shares related thereto.  The annual bonus and target annual long-term incentive award value applicable to Disney’s fiscal year beginning in 2021 will be pro-rated based on Mr. Iger’s service through the 2021 Extension Date.

Upon execution of the Amendment, Mr. Iger was granted restricted stock units in respect of  245,098  shares of Disney’s common stock.  Under the stated vesting schedule, these shares will vest ratably in four approximately equal installments, on December 31 in each of 2018, 2019, 2020 and 2021.  Additionally, unless the performance-based compensation exception to the deduction limit under Section 162(m) the Internal Revenue Code is repealed, this award will be subject to certain performance conditions that allow the compensation payable in respect of such award to be deductible for federal income tax purposes.  The remaining terms and conditions of these restricted stock units will be the same in all material respects as the terms and conditions for time based Restricted Stock Unit Award for executive officers.

In connection with the execution of the Amendment, Mr. Iger was also granted performance share units in respect of 687,898 shares of Disney’s common stock. Vesting and payment of all of these performance share units will be determined upon the satisfaction of a single performance vesting requirement based on total shareholder return of Disney’s common stock as compared to the total shareholder returns of the S&P 500 Companies with respect to the period commencing on the date of grant and ending on the 2021 Extension Date.  These performance based restricted stock units will provide a maximum opportunity to earn 150% of the shares related thereto.  However, these performance share units shall be forfeited if (i) Mr. Iger voluntarily terminates his employment (other than pursuant to a Termination with Good Reason as defined in the Agreement) prior to the 2021 Extension Date or (ii) the Merger Agreement is terminated without the Closing having occurred.  In no event shall any payment be made in respect of these performance-based restricted share units unless the Merger is consummated.  The remaining terms and conditions of these performance share units will be the same in all material respects as the terms and conditions Performance-Based Stock Unit Awards having total shareholder return as one of the vesting criteria.

Pursuant to the Amendment, Disney also extended the period following Mr. Iger’s employment during which he may serve as a consultant to Disney from three years to five years.  Under the Amendment, Mr. Iger will receive a quarterly fee of $500,000 for each quarter during this extended consulting period.  Prior to his termination of employment, Mr. Iger may elect to terminate the arrangement to provide the consulting services, or may resign as a consultant at any time following the first anniversary of his termination of employment. Disney also extended the period during which it will provide Mr. Iger with the same security services (other than the personal use of a Disney provided aircraft) as it has made available to him as Chief Executive Officer from three years to five years following his termination.

The Amendment of Mr. Iger’s agreement is attached as Exhibit 10.2 to this Report and is incorporated herein by reference.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
On December 13, 2017, the Board of Directors amended and restated Disney’s Amended and Restated Bylaws (as so amended and restated, the “Bylaws”) to add a new section 4 of Article VII designating the Court of Chancery of the State of Delaware (or in some cases other state or federal courts in Delaware) as the exclusive forum for certain proceedings relating to Disney, as set forth in the new section.

The foregoing description is qualified in its entirety by reference to the full text of the Bylaws, a copy of which is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Item 8.01.	Other Events.
On December 14, 2017, Disney and 21CF jointly issued a press release announcing they had entered into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between Disney and 21CF, Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for SpinCo, which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of :

21CF	Disney
1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions
New York, NY 10036	P.O. Box 1342
Attention: Investor Relations	Brentwood, NY 11717
1 (212) 852 7059	Attention: Disney Shareholder Services
1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 13, 2017, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of SpinCo.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws), including a legal opinion on the tax-free treatment of the transaction to 21CF’s stockholders, (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the Separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies,  (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) as well as management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to SpinCo. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of SpinCo are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on  21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01  Financial Statements and Exhibits.

  (d)           Exhibits.

2.1	Agreement and Plan of Merger, dated as of December 13, 2017, among Twenty-First Century Fox Inc., The Walt Disney Company, TWC Merger Enterprises 2 Corp. and TWC Merger Enterprises 1, LLC
3.1	Amended and Restated Bylaws of The Walt Disney Company as of December 13, 2017
10.1	Voting Agreement, dated as of December 13, 2017, among The Walt Disney Company, Murdoch Family Trust and Cruden Financial Services LLC
10.2	Amendment dated December 13, 2017 to Amended and Restated Employment Agreement with Robert A. Iger, dated as of October 6, 2011
99.1	Press Release, dated December 14, 2017, jointly issued by Twenty-First Century Fox Inc. and The Walt Disney Company

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE WALT DISNEY COMPANY

By:	/s/ Roger J. Patterson
Name: Roger J. Patterson
Title: Associate General Counsel and Assistant Secretary
Registered In-House Counsel
  Date: December 14, 2017

  EXHIBIT INDEX

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of December 13, 2017, among Twenty-First Century Fox Inc., The Walt Disney Company, TWC Merger Enterprises 2 Corp. and TWC Merger Enterprises 1, LLC
3.1	Amended and Restated Bylaws of The Walt Disney Company as of December 13, 2017

10.1	Voting Agreement, dated as of December 13, 2017, among The Walt Disney Company, Murdoch Family Trust and Cruden Financial Services LLC

10.2	Amended and Restated Employment Agreement with Robert A. Iger, dated as of October 6, 2011

99.1	Press Release, dated December 14, 2017, jointly issued by Twenty-First Century Fox Inc. and The Walt Disney Company

EXECUTION VERSION

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

TWENTY-FIRST CENTURY FOX, INC.

THE WALT DISNEY COMPANY

TWC MERGER ENTERPRISES 2 CORP.

and

TWC MERGER ENTERPRISES 1, LLC

Dated as of December 13, 2017

TABLE OF CONTENTS

i

ANNEX A	INDEX OF DEFINED TERMS
EXHIBIT I	SEPARATION PRINCIPLES
EXHIBIT II	TAX MATTERS AGREEMENT PRINCIPLES
EXHIBIT III	COMMERCIAL TERM SHEETS

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of December 13, 2017, among Twenty-First Century Fox, Inc., a Delaware corporation (the “Company”), The Walt Disney Company, a Delaware corporation (“Parent”), TWC Merger Enterprises 2 Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Corporate Sub”), and TWC Merger Enterprises 1, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger LLC”, and together with Corporate Sub, the “Merger Subs”).  Capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in the sections of this Agreement set forth next to such terms on Annex A hereto.

RECITALS

WHEREAS, on or prior to the Closing Date, the Company will consummate the Separation in accordance with the principles set forth on Exhibit I hereto (such principles, the “Separation Principles”) and subject to such other terms and conditions as will be agreed between the Company and Parent pursuant to this Agreement and set forth in a Separation and Distribution Agreement by and between the Company and SpinCo (the “Separation Agreement”), and following the Separation and prior to the First Effective Time, the Company will consummate the Distribution;

WHEREAS, the Board of Directors of the Company, by resolutions duly adopted, has approved the Separation Principles and the transactions contemplated thereby, including the Separation and the Distribution;

WHEREAS, the Board of Directors of the Company, by resolutions duly adopted, has approved and declared the advisability of amendments to the Company Charter providing (i) that the holders of Hook Stock will not receive any shares of SpinCo Common Stock in connection with the Distribution (such amendment or any substantially consistent amendment as mutually agreed by the parties hereto, the “Hook Stock Charter Amendment”) and (ii) for a subdivision of the issued and outstanding Shares (including, for the avoidance of doubt, the Hook Stock), such that the total number of Shares issued and outstanding (including, for the avoidance of doubt, the Hook Stock) immediately after such subdivision is equal to the Stock Split Multiple multiplied by the total number of Shares issued and outstanding immediately prior to such subdivision (including, for the avoidance of doubt, the Hook Stock) (such subdivision, the “Stock Split”, and such amendment or any substantially consistent amendment effecting the Stock Split as mutually agreed by the parties hereto, the “Stock Split Charter Amendment”, and together with the Hook Stock Charter Amendment, the “Charter Amendments”), subject, in each case, to the approval of holders of a majority of the outstanding Class B Shares entitled to vote on such matter at a meeting duly called and held for such purpose (such stockholder approvals, the “Charter Amendment Stockholder Approvals”);

WHEREAS, the Board of Directors of the Company, by resolutions duly adopted, has approved the merger of Corporate Sub with and into the Company with the Company as the surviving corporation in the merger (the “Initial Surviving Company”, and such merger, the “Initial Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), and approved and declared advisable this Agreement, and has resolved to recommend to its stockholders the adoption of this Agreement;

WHEREAS, immediately subsequent to the Initial Merger, the Initial Surviving Company in the Initial Merger will merge with and into Merger LLC with Merger LLC as the surviving company in the merger (the “Final Surviving Entity”, and such merger, the “Subsequent Merger”), in accordance with Section 1.01, on the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “LLC Act”);

WHEREAS, for U.S. federal income tax purposes, the parties hereto intend that (i) the Distribution qualify as a transaction under Section 355(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) the Initial Merger and the Subsequent Merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder (clauses (i) and (ii), the “Intended Tax Treatment”), (iii) Parent, the Company and SpinCo make, in connection with the Distribution and pursuant to the Tax Matters Agreement, an election under Section 336(e) of the Code with respect to SpinCo and certain Subsidiaries of SpinCo, (iv) Parent and the Company each be a party to the reorganization within the meaning of Section 368(b) of the Code and (v) this Agreement constitutes a “plan of reorganization” within the meaning of the Code;

WHEREAS, the Board of Directors of Parent, by resolutions duly adopted, has (i) approved this Agreement and the transactions contemplated hereby (which includes the Initial Merger and the Subsequent Merger (collectively, the “Mergers”)) and the issuance of shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) pursuant to the Initial Merger upon the terms and subject to the conditions set forth in this Agreement and (ii) resolved to recommend to its stockholders the approval of the issuance of Parent Common Stock in the Initial Merger pursuant to this Agreement;

WHEREAS, the Board of Directors of Corporate Sub, by resolutions duly adopted, has approved the Initial Merger upon the terms and subject to the conditions set forth in this Agreement, has approved and declared advisable this Agreement and has resolved to recommend to its stockholder the adoption of this Agreement;

WHEREAS, the sole member of Merger LLC will approve the Subsequent Merger upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and the Merger Subs to enter into this Agreement, Parent and certain stockholders of the Company are entering into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, such stockholders have agreed to vote to adopt this Agreement and to take certain other actions in furtherance of the Mergers, in each case upon the terms and subject to the conditions set forth therein; and

WHEREAS, the Company, Parent, Corporate Sub and Merger LLC desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Mergers

Section 1.01.          The Mergers.  (a)  Upon the terms and subject to the conditions set forth in this Agreement and the DGCL, at the First Effective Time, Corporate Sub shall be merged with and into the Company and the separate corporate existence of Corporate Sub shall thereupon cease.  The Company shall be the surviving company in the Initial Merger as a wholly owned Subsidiary of Parent, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Initial Merger, except as set forth in Article II.  The Initial Merger shall have the effects specified in the DGCL.

(b)            Immediately following the Initial Merger, upon the terms and subject to the conditions set forth in this Agreement, the DGCL and the LLC Act, at the Second Effective Time, the Initial Surviving Company shall be merged with and into Merger LLC and the separate corporate existence of the Initial Surviving Company shall thereupon cease.  Merger LLC shall be the surviving company in the Subsequent Merger as a wholly owned Subsidiary of Parent, and the separate limited liability company existence of Merger LLC with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Subsequent Merger, except as set forth in Article II.  The Subsequent Merger shall have the effects specified in the DGCL and the LLC Act.

Section 1.02.          Closing.  The closing of the Distribution and the Mergers (the “Closing”) shall occur by electronic exchange of documents at 8:00 a.m. (New York City time) on the date that is as soon as reasonably practicable, and in no event later than the third business day, following the day on which the last to be satisfied or waived of each of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement, or at such other time and/or on such other date as the Company and Parent may otherwise agree in writing (the date on which the Closing occurs, the “Closing Date”).

Section 1.03.          Effective Time.  Concurrently with the Closing, the Company and Parent will cause a certificate of merger with respect to the Initial Merger (the “First Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in the DGCL.  The Initial Merger shall become effective at 12:01 a.m. (New York City time) on the date immediately following the Closing Date or at such other time as may be agreed upon by the parties hereto in writing and set forth in the First Certificate of Merger in accordance with the DGCL (the “First Effective Time”).  Subject to the provisions of this Agreement, Merger LLC shall file a certificate of merger with respect to the Subsequent Merger satisfying the applicable requirements of Delaware Law (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware to cause the Subsequent Merger to become effective immediately after the First Effective Time.  The Subsequent Merger shall become effective upon the filing of the Second Certificate of Merger with the Secretary of State of the State of Delaware immediately after the First Effective Time or at such later time as may be agreed upon by the parties hereto in writing and set forth in the Second Certificate of Merger in accordance with the DGCL and the LLC Act (the “Second Effective Time”).

Section 1.04.          The Certificate of Incorporation and Certificate of Formation.  (a)  At the First Effective Time, the certificate of incorporation of the Initial Surviving Company shall be amended and restated so as to read in its entirety as the certificate of incorporation of Corporate Sub in effect immediately prior to the First Effective Time, except that references to the incorporator shall be removed (the “Certificate of Incorporation”), until thereafter amended as provided therein or by applicable Law (and subject to Section 5.12).

(b)            At the Second Effective Time, (i) the certificate of formation of Merger LLC as in effect immediately prior to the Second Effective Time shall continue to be the certificate of formation of the Final Surviving Entity, until thereafter amended as provided by applicable Law (and subject to Section 5.12).

Section 1.05.          The Bylaws and the Limited Liability Company Agreement.  (a)  At the First Effective Time, the bylaws of the Initial Surviving Company shall be amended and restated so as to read in their entirety as the bylaws of Corporate Sub in effect immediately prior to the First Effective Time, except that references to the name of Corporate Sub shall be replaced by the name of the Initial Surviving Company (the “Bylaws”), until thereafter amended as provided therein or by applicable Law (and subject to Section 5.12).

(b)            At the Second Effective Time, the limited liability company operating agreement of Merger LLC as in effect immediately prior to the Second Effective Time shall continue to be the limited liability company operating agreement of the Final Surviving Entity, until thereafter amended as provided by applicable Law (the “LLC Operating Agreement”) (except that the limited liability company operating agreement of Merger LLC shall be amended in connection with the Subsequent Merger so that reference to the name of Merger LLC shall be replaced by the name of the Company (subject to any required modifications to reflect its status as a limited liability company)), until thereafter amended as provided therein or by applicable Law (and subject to Section 5.12).

Section 1.06.          Directors of Initial Surviving Company.  The directors of Corporate Sub immediately prior to the First Effective Time shall, from and after the First Effective Time, be the directors of the Initial Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

Section 1.07.          Officers of the Initial Surviving Company.  The officers of Corporate Sub immediately prior to the First Effective Time shall, from and after the First Effective Time, be the officers of the Initial Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

Section 1.08.          Officers of the Final Surviving Entity.  The officers of the Initial Surviving Company immediately prior to the Second Effective Time shall, from and after the Second Effective Time, be the officers of the Final Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the LLC Operating Agreement and the LLC Act.

ARTICLE II

Pre-Merger Steps; Effect of the Merger; Exchange

Section 2.01.          Pre-Merger Steps.

(a)            Charter Amendments.  Subject to obtaining the Charter Amendments Stockholder Approval, the Company shall file with the Secretary of State of the State of Delaware a duly executed and acknowledged certificate setting forth the Charter Amendments and certifying that the Charter Amendment Stockholder Approvals have been received in accordance with Section 242 of the DGCL to cause the Charter Amendments to be effective prior to the Distribution.

(b)            Stock Split.  Immediately prior to the Distribution, the Company shall effect the Stock Split.

(c)            Distribution.

(i)            On the Closing Date, upon the terms and subject to the conditions set forth in an agreement and plan of merger to be entered into by and between the Company and the Distribution Merger Sub (the “Distribution Merger Agreement”) and the DGCL, Distribution Merger Sub shall be merged with and into the Company and the separate corporate existence of Distribution Merger Sub shall thereupon cease (the “Distribution”).  The Distribution Merger Agreement shall contain only such terms as are necessary to effect the Distribution and such other terms as may be mutually agreed with Parent.  The Company shall be the surviving corporation in the Distribution.

(ii)            The Distribution Merger Agreement shall provide, among other things, that (i) each share of Class A Common Stock then issued and outstanding (other than the Hook Stock) shall be exchanged, in accordance with Section 251(b)(5) of the DGCL, for (x) a fraction of a share of SpinCo Class A Common Stock equal to one multiplied by the inverse of the Stock Split Multiple, and (y) a fraction of a share of Class A Common Stock equal to one multiplied by the inverse of the Stock Split Multiple and (ii) each share of Class B Common Stock then issued and outstanding (other than the Hook Stock) shall be exchanged for (x) a fraction of a share of SpinCo Class B Common Stock equal to one multiplied by the inverse of the Stock Split Multiple, and (y) a fraction of a share of Class B Common Stock equal to one multiplied by the inverse of the Stock Split Multiple.

(d)            Pre-Distribution Dividend.  Immediately prior to the Distribution, the Company shall cause SpinCo to pay to the Company a dividend in the amount of $8,500,000,000 in immediately available funds (the “Dividend”).

(e)            Transaction Tax.  The amount of the Transaction Tax shall be calculated on the Closing Date as promptly as practicable following the determination of the SpinCo Equity Value.

(f)            Cash Payment.  At the open of business on the business day immediately following the Closing Date, Parent shall pay, or cause to be paid, to SpinCo in immediately available funds the amount obtained by subtracting the amount of the Transaction Tax from the amount of the Dividend (the “Cash Payment”); provided that the Cash Payment shall in no event (a) exceed $2,000,000,000 or (b) be less than $0.

Section 2.02.         Effect on Capital Stock of Initial Merger.  (a) At the First Effective Time, by virtue of the Initial Merger and without any action on the part of the holder of any capital stock of the Company, Parent, Corporate Sub or Merger LLC:

(i)            Merger Consideration.  Each share of Class A Common Stock, par value $0.01 per share, of the Company (the “Class A Common Stock”, and each a “Class A Share”) and each share of Class B Common Stock, par value $0.01 per share, of the Company (the “Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”, and each a “Class B Share”, and together with the Class A Shares, the “Shares”) issued and outstanding (including, for the avoidance of doubt, the Hook Stock) immediately prior to the First Effective Time (other than Shares held in treasury by the Company or owned by Parent, in each case not (A) held on behalf of third parties or (B) constituting Hook Stock (each such Share, an “Excluded Share” and, collectively, “Excluded Shares”)) shall be exchanged, in accordance with Section 251(b)(5) of the DGCL, for a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”), which Shares Parent shall cause to be delivered in accordance with its obligations set forth in Section 2.03.  At the First Effective Time, all the Shares (other than the Excluded Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist, and (1) each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) and (2) each book-entry account formerly representing any uncertificated Shares (“Uncertificated Shares”) (other than Excluded Shares) shall thereafter represent only the Merger Consideration and, in each case, the right, if any, to receive pursuant to Section 2.03(e) cash in lieu of fractional shares into which such Shares have been exchanged pursuant to this Section 2.02 and any distribution or dividend pursuant to Section 2.03(c).

As used in this Agreement, the term “Base Exchange Ratio” means 0.2745.

As used in this Agreement, the term “Exchange Ratio” means an amount equal to the Base Exchange Ratio plus the quotient (which may be positive or negative, and shall be rounded to four decimal places) obtained by dividing (x) the Equity Adjustment Amount by (y) $190,857,018,174.

As used in this Agreement, the term “Equity Adjustment Amount” means an amount (which may be positive or negative) equal to (a) the amount of the Dividend minus (b) the amount of the Transaction Tax minus (c) the amount of the Cash Payment.

(ii)            Cancellation of Excluded Shares.  Each Excluded Share shall, by virtue of the Initial Merger and without any action on the part of the Company, Parent, the Merger Subs or the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(iii)            Corporate Sub.  Each share of common stock, par value $0.01 per share, of Corporate Sub issued and outstanding immediately prior to the First Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Initial Surviving Company.

(b)            Subsequent Merger.  At the Second Effective Time, each share of common stock, par value $0.01 per share, of the Initial Surviving Company issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist and no consideration shall be paid or payable in respect thereof, and each limited liability company interest of Merger LLC shall be unaffected by the Subsequent Merger and shall remain outstanding as a limited liability company interest of the Final Surviving Entity.

(c)            Hook Stock Charter Amendment.  Prior to the date of the filing of the initial S-4 Registration Statement, Parent and the Company shall amend this Agreement (including by making appropriate amendments to the provisions of Article I and Article II) to provide for the exchange of the Hook Stock, at the First Effective Time, by virtue of the Initial Merger and without any action on the part of the holder of any capital stock of the Company, Parent, Corporate Sub or Merger LLC, for a separate class of common equivalent Parent Preferred Stock.

Section 2.03.          Exchange of Certificates.  (a)  Exchange Agent.  At the First Effective Time, Parent shall deposit, or cause to be deposited, with an exchange agent selected by Parent with the Company’s prior written approval, which shall not be unreasonably withheld or delayed (the “Exchange Agent”), for the benefit of the holders of Shares (other than Excluded Shares), an aggregate number of shares of Parent Common Stock to be issued in uncertificated form or book-entry form comprising the amount required to be delivered pursuant to Section 2.01 in respect of Shares (other than Excluded Shares).  In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time after the First Effective Time, (i) any dividends or other distributions payable pursuant to Section 2.03(c) with respect to the Parent Common Stock issued pursuant to the Initial Merger with respect to Shares with a record and payment date after the First Effective Time and prior to the surrender of such Shares and (ii) cash in lieu of any fractional shares payable pursuant to Section 2.03(e).  All shares of Parent Common Stock and cash, together with the amount of any dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.03(a), shall hereinafter be referred to as the “Exchange Fund”.  The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Parent; provided that such investments shall be in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature.  To the extent that there are losses or any diminution of value with respect to such investments, or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of any dividends or other distributions payable pursuant to Section 2.03(c) and any cash in lieu of any fractional shares payable pursuant to Section 2.03(e), Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under this Section 2.03(a) shall be promptly returned to Parent.

(b)            Exchange Procedures.  Promptly after the First Effective Time (and in any event within four business days thereafter or at such other time as may be agreed by the Company, Parent and the Exchange Agent), Parent shall cause the Exchange Agent to mail to each holder of record of Certificates (other than Excluded Shares) a letter of transmittal (together with any other materials delivered therewith, the “Letter of Transmittal”) in customary form advising such holder of the effectiveness of the Initial Merger and the conversion of its Shares into the Merger Consideration, and specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.03(g)) and instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.03(g)).  Prior to causing the Exchange Agent to mail the Letter of Transmittal, Parent shall give the Company a reasonable opportunity to review and comment on such Letter of Transmittal and shall consider in good faith all reasonable additions, deletions or changes suggested by the Company.  Upon the surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.03(g)) to the Exchange Agent in accordance with the terms of such Letter of Transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor (i) that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article II in uncertificated form (or evidence of shares in book-entry form), and (ii) an amount in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholding provided in Section 2.03(h)) equal to (A) any cash in lieu of fractional shares pursuant to Section 2.03(e) plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 2.03(c), and the Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the proper number of shares of Parent Common Stock in uncertificated form, together with a check for any cash to be paid upon due surrender of the Certificate and any other dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.  If any shares (or evidence of shares in book-entry form) of Parent Common Stock are to be issued to a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any stock transfer or other Taxes required by reason of the issuance of shares (or evidence of shares in book-entry form) of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Parent or the Exchange Agent that such Taxes have been paid or are not applicable.

(c)            Distributions with Respect to Unexchanged Shares; Voting.  (i)  All shares of Parent Common Stock to be issued pursuant to the Initial Merger shall be deemed issued and outstanding as of the First Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is after the First Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable in the Initial Merger.  No dividends or other distributions in respect of the Parent Common Stock issued pursuant to the Initial Merger shall be paid to any holder of any unsurrendered Certificate until such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.03(g)) is surrendered for exchange in accordance with this Article II.  Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.03(g)), there shall be issued and/or paid to the holder of the whole shares of Parent Common Stock issued in exchange therefor, without interest thereon, (A) at the time of such surrender, the dividends or other distributions with a record date after the First Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the First Effective Time, but with a payment date subsequent to surrender.

(ii)            Registered holders of unsurrendered Certificates shall be entitled to vote after the First Effective Time at any meeting of Parent stockholders with a record date at or after the First Effective Time the number of whole shares of Parent Common Stock represented by such Certificates, regardless of whether such holders have exchanged their Certificates.

(d)            Transfers.  From and after the First Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the First Effective Time.

(e)            Fractional Shares.  Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued, and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 2.03(e) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of Parent Common Stock based on the Average Parent Stock Price.

(f)            Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any Parent Common Stock) that remains unclaimed by the stockholders of the Company for 180 days after the First Effective Time shall be delivered, at Parent’s option, to Parent.  Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to Parent for delivery of any shares of Parent Common Stock and payment of cash and any dividends and other distributions in respect of the Parent Common Stock to be issued or paid pursuant to the provisions of this Article II (after giving effect to any required Tax withholdings as provided in Section 2.03(h)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.03(g)), without any interest thereon.  Notwithstanding the foregoing, none of the Initial Surviving Company, Merger LLC, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.  To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of the Final Surviving Entity, free and clear of all claims or interest of any Person previously entitled thereto.

(g)            Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it, the Exchange Agent or the Final Surviving Entity with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen, mutilated or destroyed Certificate the shares of Parent Common Stock and the cash and any dividends and other distributions in respect of the Parent Common Stock that would have been issuable or payable pursuant to the provisions of this Article II (after giving effect to any required Tax withholdings as provided in Section 2.03(h)) had such lost, stolen or destroyed Certificate been surrendered.

(h)            Withholding Rights.  Notwithstanding anything in this Agreement to the contrary, Parent, each of the Merger Subs and the Exchange Agent shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable Law.  To the extent that amounts are so withheld and paid over to or deposited with the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

(i)            Uncertificated Shares.  Promptly after the First Effective Time, Parent shall cause the Exchange Agent to (i) mail to each holder of Uncertificated Shares (other than Excluded Shares) materials advising such holder of the effectiveness of the Initial Merger and the conversion of its Shares into the Merger Consideration, (ii) issue to each holder of Uncertificated Shares that number of whole shares of Parent Common Stock that such holder is entitled to receive in respect of each such Uncertificated Share pursuant to this Article II in uncertificated form (or evidence of shares in book-entry form), and (iii) mail a check for cash pursuant to Section 2.03(e) in lieu of fractional shares in respect of each such Uncertificated Share and any dividends and other distributions in respect of the Parent Common Stock to be issued or paid pursuant to the provisions of this Article II (after giving effect to any required Tax withholdings as provided in Section 2.03(h)), without interest thereon.

Section 2.04.          Adjustments to Prevent Dilution.  In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for any such Shares, or Parent changes the number of shares of Parent Common Stock, in each case issued and outstanding prior to the First Effective Time as a result of a distribution, reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, subdivision or other similar transaction, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration; provided that no such adjustment shall be made pursuant to this Section 2.04 as a result of the Distribution, the Stock Split or the other transactions contemplated by Separation Principles or this Agreement.

Section 2.05.          Company Stock Based Plans.

(a)            Adjustment of Company Equity Awards in Connection with the Separation. Prior to the actions described in this Section 2.05, the Company Equity Awards shall be adjusted in a manner consistent with Section 4 of the Separation Principles unless otherwise agreed by the parties (including in connection with the parties’ obligations under Section 5.22 of this Agreement, which may also affect the terms of this Section 2.05).

(b)            Company Performance Stock Units. Each outstanding Company Performance Stock Unit, whether vested or unvested, that is outstanding immediately prior to the First Effective Time shall, as of the First Effective Time, automatically and without any action on the part of the holder thereof, be converted into an award of Parent restricted stock units subject to the same terms and conditions as were applicable to such Company Performance Stock Unit immediately prior to the First Effective Time (except as provided in Section 2.05(d) of this Agreement and except that such Parent restricted stock units shall (i) be subject only to service based vesting conditions and no longer subject to achievement of applicable performance goals and (ii) provide for settlement in either Parent Common Stock or cash), with respect to a number of underlying shares of Parent Common Stock,  rounded up to the nearest whole share, determined by multiplying (A) the number of Shares of Class A Common Stock subject to each  Company Performance Stock Unit based on the target level of performance by (B) the Exchange Ratio, vesting at the same time as the vesting date of the applicable Company Performance Stock Unit.

(c)            Company Restricted Stock Units. Each outstanding Company Restricted Stock Unit that is outstanding immediately prior to the First Effective Time shall, as of the First Effective Time, automatically and without any action on the part of the holder thereof, be converted into an award of Parent restricted stock units subject to the same terms and conditions as were applicable to such Company Restricted Stock Units immediately prior to the First Effective Time (except as provided in Section 2.05(d) of this Agreement and except that such Parent restricted stock units shall provide for settlement in either Parent Common Stock or cash), with respect to a number of underlying shares of Parent Common Stock, rounded up to the nearest whole share, determined by multiplying (A) the number of Class A Shares subject to each Company Restricted Stock Unit by (B) the Exchange Ratio, vesting based on continued service with the applicable employer.

(d)            Amendment of Certain Company Performance Stock Units and Company Restricted Stock Units. Each Company Performance Stock Unit and each Company Restricted Stock Unit that is outstanding immediately prior to the execution of this Agreement and immediately prior to the First Effective Time shall be amended, prior to the First Effective Time, to provide for “double trigger” vesting within two years following the Closing as provided in Section 5.01 of the Company Disclosure Letter.

(e)            Company and Parent Actions.

(i)            At the First Effective Time, Parent shall assume the 2013 Company Stock Plan and, as soon as practicable after the First Effective Time, Parent shall, if registration of the shares of Parent Common Stock issuable pursuant to awards granted under this Section 2.05 is required under the Securities Act of 1933 (the “Securities Act”), file with the SEC a registration statement on Form S-3 or Form S-8, if required, as the case may be (or any successor form), or another appropriate form with respect to such Parent Common Stock and shall use commercially reasonable efforts to have such registration statement declared effective as soon as practicable following such filing.

(ii)            At or prior to the First Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of the Company’s Board of Directors, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.05.  Parent shall take all actions as are reasonably necessary to assume the 2013 Company Stock Plan and for the conversion and assumption of the Company Performance Stock Units and Company Restricted Stock Units pursuant to this Section 2.05.  Without limiting the foregoing, the Company shall take all necessary action to ensure that the Initial Surviving Company will not be bound at the First Effective Time by any options, stock appreciation rights, units or other rights, awards or arrangements under any stock incentive plan of the Company that would entitle any Person after the First Effective Time to beneficially own any Shares or to receive any payments in respect thereof, and any such stock incentive plan shall be deemed to be amended to be in conformity with this Section 2.05.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company at the time of entering into this Agreement (the “Company Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or, to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is reasonably apparent therefrom, as set forth in the Company Reports filed on or after July 1, 2016 and prior to the date of this Agreement (excluding all disclosures (other than statements of historical fact) in any “Risk Factors” section and any disclosures included in any such Company Reports that are cautionary, predictive or forward looking in nature), the Company hereby represents and warrants to Parent and the Merger Subs as follows:

Section 3.01.          Organization, Good Standing and Qualification.  Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Prior to the date of this Agreement, the Company has made available to Parent complete and correct copies of its certificate of incorporation and bylaws as amended to and as in effect on the date of this Agreement.

Section 3.02.          Capital Structure.  (a)  The authorized capital stock of the Company consists of (i) 6,000,000,000 Class A Shares, (ii) 3,000,000,000 Class B Shares, (iii) 100,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), and (iv) 100,000,000 shares of Series Common Stock, par value $0.01 per share (the “Series Common Stock”).  As of the close of business on December 11, 2017 (such date and time, the “Measurement Date”), 1,054,008,837 Class A Shares and 798,520,953 Class B Shares were issued and outstanding (other than the Hook Stock), and no shares of Series Common Stock or shares of Preferred Stock were issued and outstanding.  All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable. As of the Measurement Date, there were an aggregate of 102,264,683 Class A Shares reserved for, and 18,617,447 Class A Shares (including with respect to cash-settled awards) subject to, issuance pursuant to the Company Stock Plans, which included (A) 43,035 Company Restricted Stock Units, (B) 18,362,889 Company Performance Stock Units (including cash-settled Company Performance Stock Units) (assuming the achievement of performance criteria at target levels) and (C) 211,523 Company Deferred Stock Units (including cash-settled Company Deferred Stock Units).  Except as provided in the preceding sentence and except for Shares that after the date hereof become reserved for issuance or subject to issuance as permitted under this Agreement, the Company has no Shares, shares of Preferred Stock, shares of Series Common Stock or other shares of capital stock reserved for, or subject to, issuance.

(b)            (i) From the Measurement Date to the date of this Agreement, the Company has not issued any Shares except pursuant to the settlement of Company Restricted Stock Units, Company Performance Stock Units and Company Deferred Stock Units outstanding as of the Measurement Date, in accordance with their terms and, since the Measurement Date, except as permitted by this Agreement for the period following the date of this Agreement, the Company has not issued any Company Restricted Stock Units, Company Performance Stock Units or Company Deferred Stock Units.  (ii) Upon any issuance of any Shares in accordance with the terms of the Company Stock Plans, such Shares will be duly authorized, validly issued and fully paid and nonassessable and free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”).  (iii) Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Lien (other than any Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in the Company’s financial statements).  (iv) Except as set forth in Section 3.02(a), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity or voting securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. (v) The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(c)            Section 3.02(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (i) each of the Company’s Significant Subsidiaries and the ownership interest of the Company in each such Subsidiary and (ii) any other Person in which the Company or any of its Subsidiaries may hold capital stock or other equity interest that has a book value in excess of $10,000,000 (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan).  No Subsidiary of the Company owns any Shares.  As of the date of this Agreement, the Company does not own, directly or indirectly, any voting interest in any Person that is reasonably likely to require an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with the Transactions.

Section 3.03.          Corporate Authority and Approval; Financial Advisor Opinions.  The Company has, and SpinCo will have at the time it enters into any Transaction Document to which it is contemplated to be a party, all requisite corporate power and authority and has taken, or with respect to SpinCo will take, all corporate action necessary in order to execute, deliver and perform its obligations under the Transaction Documents to which it is or is contemplated to be a party and to consummate the Transactions to which it is or is contemplated to be a party, subject only to (x) adoption of this Agreement and the Distribution Merger Agreement by the holders of a majority of the outstanding Class A Shares and Class B Shares entitled to vote on such matters, voting together as a single class, at a meeting duly called and held for such purpose and (y) adoption of the Charter Amendments by the holders of a majority of the outstanding Class B Shares entitled to vote on such matters at a meeting duly called and held for such purposes (clauses (x) and (y), collectively, the “Company Requisite Vote”) and the approval, execution and delivery of the Distribution Merger Agreement.  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).  Upon execution and delivery by each of the Company and SpinCo of each other Transaction Document to which it is or is contemplated to be a party, each other Transaction Document to which it is or is contemplated to be a party will constitute a valid and binding agreement of the Company or SpinCo, as applicable, enforceable against the Company or SpinCo, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception.  As of the date of this Agreement, the Board of Directors of the Company has (a) (i) unanimously (of those present) determined that the Initial Merger and the Charter Amendments are fair to, and in the best interests of, the Company and its stockholders, (ii) approved the Initial Merger, the Charter Amendments and the other Transactions, other than the terms of the Distribution Merger Agreement and the declaration of the Dividend, (iii) approved and declared advisable this Agreement and the Charter Amendments, and (iv) subject to Section 5.02, resolved to recommend the adoption of this Agreement and the approval of the Charter Amendments to the holders of Shares (such recommendation, together with the recommendation of the Board of Directors of the Company to the holders of Shares to adopt the Distribution Merger Agreement, the “Company Recommendation”), (b) received the opinion of Goldman, Sachs & Co., to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration to be received by holders of Shares pursuant to this Agreement is fair, from a financial point of view, to such holders, and (c) directed that this Agreement be submitted to the holders of Shares for their adoption and that the Charter Amendments be submitted to the holders of Class B Shares for their approval. Prior to the time SpinCo enters into any Transaction Document to which it is contemplated to be a party, the Board of Directors of SpinCo will have approved the Transaction Documents and the Transactions to which it is contemplated to be a party.

Section 3.04.          Governmental Filings; No Violations.  (a)  Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 1.03, (ii) required under the HSR Act or any applicable foreign competition laws (the “Foreign Competition Laws”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act, (iii) required to comply with state securities or “blue-sky” Laws, (iv) as may be required with or to the Federal Communications Commission (“FCC”) under the Communications Act of 1934, as amended (the “Communications Act”), or applicable rules and regulations promulgated thereunder (together with the Communications Act, the “Communications Laws”), and (v) as may be required with or to foreign and transnational Governmental Entities pursuant to applicable foreign and transnational Laws regarding the provision of broadcasting or audio-visual media services (such Governmental Entities, “Foreign Regulators”, and such laws, “Foreign Regulatory Laws”), no filings, notices and/or reports are required to be made by the Company or its Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by the Company or its Subsidiaries from, any domestic, foreign or transnational governmental, competition or regulatory authority, court, arbitral tribunal agency, commission, body or other legislative, executive or judicial governmental entity or self-regulatory agency (each, a “Governmental Entity”) in connection with the execution, delivery and performance by each of the Company and SpinCo of the Transaction Documents to which it is or is contemplated to be a party or the consummation by the Company and SpinCo of the Mergers and the other Transactions, except, in each case, those  that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)            The execution, delivery and performance by each of the Company and SpinCo of each Transaction Document to which it is a party does not, the execution, delivery and performance by each of the Company and SpinCo of each Transaction Document to which it is contemplated to be a party will not, and the consummation by each of the Company and SpinCo of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Company’s Restated Certificate of Incorporation (as amended from time to time, the “Company Charter”) or Amended and Restated By-Laws (as amended from time to time, the “Company Bylaws”) or the comparable governing instruments of SpinCo or any of the Company’s Subsidiaries, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation (“Contracts”) binding upon the Company or any of its Subsidiaries (other than Affiliation Agreements that are not Key Affiliation Agreements), or, assuming (solely with respect to performance of the Transaction Documents and consummation of the Transactions) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 3.04(a) are made or obtained and receipt of the Company Requisite Vote, under any Law, Order or License to which the Company or any of its Subsidiaries is subject  or (iii) any change in the rights or obligations under any Contract to which the Company or any of its Subsidiaries is a party, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.05.          Company Reports; Financial Statements.  (a)  The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since June 30, 2014 (the “Applicable Date”) (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Company Reports”).  Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports.  As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b)            The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(c)            The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act.  The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act).  Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  The Company has made available prior to the date of this Agreement to Parent (I) either materials relating to or a summary of any disclosure of matters described in clauses (x) or (y) in the preceding sentence made by management of the Company to its auditors and audit committee on or after the Applicable Date and prior to the date of this Agreement and (II) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of the Company or its auditors to the audit committee as required by the listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.  Since the Applicable Date and prior to the date of this Agreement, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters or compliance with Law, including from Company Employees regarding questionable accounting, auditing or legal compliance matters have, to the Knowledge of the Company, been received by the Company.

(d)            Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

(e)            Neither the Company nor any of its Subsidiaries has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of the Company or any of its Subsidiaries, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, requires the public listing of such Indebtedness, debt securities or rights or the maintenance by the Company or any of its Subsidiaries of registration under the Exchange Act.

Section 3.06.          Absence of Certain Changes.  Since June 30, 2017, there has not been any change, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Since June 30, 2017, and through the date of this Agreement, except for the Transactions, (i) the Company and its Subsidiaries have conducted the Retained Business in the ordinary course of such business consistent with past practice in all material respects; (ii) the Company and its Subsidiaries have not declared, set aside or paid any dividend or distribution payable in cash, stock or property in respect of any capital stock (except for (x) normal semiannual cash dividends in an amount equal to $0.18 per Share on the Shares, (y) dividends or other distributions by any Subsidiary of the Company to the Company or to any other Subsidiary of the Company, and (z) any repurchases of Shares pursuant to the Company’s share repurchase program); (iii) the Company and its Subsidiaries have not incurred any material Indebtedness other than in the ordinary course of business consistent with past practice; (iv) other than in the ordinary course of business  consistent with past practice, the Company and its Subsidiaries have not transferred, leased, licensed, sold, let lapse, abandoned, cancelled, mortgaged, pledged, placed a Lien upon or otherwise disposed of any of the Company’s or its Subsidiaries’ property or assets (including capital stock of any of the Company’s Subsidiaries) with fair market values in excess of $25,000,000 individually or $100,000,000 in the aggregate (other than such actions solely among the Company and any of its Subsidiaries or with respect to assets that would have been allocated to SpinCo, pursuant to the Separation Principles, if owned by the Company immediately prior to the Distribution); (v) other than in the ordinary course of business consistent with past practice with respect to loans, advances, capital contributions and investments not in excess of $50,000,000 individually or $150,000,000 in the aggregate, the Company and its Subsidiaries have not made any loan, advance or capital contribution to, or investment in, any Person (other than the Company or any direct or indirect Subsidiary of the Company); (vi) the Company and its Subsidiaries have not acquired any business, whether by merger, consolidation, purchase of property or assets or otherwise, for consideration in excess of $25,000,000 individually or $100,000,000 in the aggregate (other than such actions solely among the Company and any of its Subsidiaries or with respect to assets that would have been allocated to SpinCo, pursuant to the Separation Principles, if owned by the Company immediately prior to the Distribution); and (vii) the Company and its Subsidiaries have not made any material change with respect to financial accounting policies or procedures, except as required by applicable Law or GAAP.

Section 3.07.          Litigation and Liabilities.  There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings (“Proceedings”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise other than (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of June 30, 2017, and the notes thereto set forth in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2017 (the “Company Balance Sheet”); (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since June 30, 2017; (iii) liabilities or obligations arising out of the Transaction Documents (and which do not arise out of a breach by the Company or SpinCo of any representation or warranty in the Transaction Documents); or (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect (except to the extent expressly consented to by Parent pursuant to Section 5.06).

Section 3.08.          Employee Benefits.  (a)  For the purposes of this Agreement, the term “Company Plan” shall mean any benefit and compensation plan, contract, policy, program or arrangement maintained, sponsored or contributed to by the Company or any of its Subsidiaries covering current or former employees of the Company and its Subsidiaries (“Company Employees”) and current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any incentive and bonus, deferred compensation, stock purchase, employment, retention, severance, termination, change in control, restricted stock, stock option, stock appreciation rights or stock based plans; provided that the term Company Plan shall exclude any “multiemployer plan” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”). Each material Company Plan (other than any individual employment agreement with an employee of the Company or any of its Subsidiaries (each, an “Employment Agreement”)) as of the date of this Agreement is listed in Section 3.08(a) of the Company Disclosure Letter. True and complete copies of each of the material Company Plans (other than any Employment Agreement) (or, if unwritten, a written summary thereof), and all amendments thereto, have been provided or made available to Parent on or prior to, or within 30 days following, the date of this Agreement.  The Company shall provide a list to Parent of each material Employment Agreement and make available to Parent true and complete copies (or a summary of the material terms) of each material Employment Agreement within 90 days following the date of this Agreement.

(b)            All Company Plans are in compliance with applicable Laws (including, if applicable, ERISA and the Code), except as would not be reasonably likely to have a Company Material Adverse Effect.

(c)            Each Company Plan that is subject to ERISA (a “Company ERISA Plan”) and that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service and, to the Knowledge of the Company, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(d)            No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (a “Company ERISA Affiliate”), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)            Each Multiemployer Plan maintained, sponsored or contributed to by the Company or any Company ERISA Affiliate (a “Company Multiemployer Plan”), as of the date of this Agreement, is listed in Section 3.08(e) of the Company Disclosure Letter, and true and complete copies of each such Multiemployer Plan and all amendments thereto have been provided or made available to Parent on or prior to the date of this Agreement.  With respect to any Company Multiemployer Plan, (i) neither the Company nor any Company ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and (ii) a complete withdrawal from all such Multiemployer Plans at the First Effective Time or the Second Effective Time would not reasonably be expected to have a Company Material Adverse Effect.

(f)            All contributions required to be made by the Company or its Subsidiaries under each Company Plan and each Company Multiemployer Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Company Plan and Company Multiemployer Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g)            Neither any Company Pension Plan nor any single-employer plan of a Company ERISA Affiliate has failed to satisfy the minimum funding standards under Sections 412 and 430 of the Code and Section 302 of ERISA (whether or not waived), and no Company ERISA Affiliate has an outstanding funding waiver.  With respect to any Company Pension Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation (“PBGC”)) under Title IV of ERISA has been, or is expected to be, incurred by the Company or any of its Subsidiaries and (iii) the PBGC has not instituted proceedings to terminate any such Company Pension Plan.

(h)            There is no pending or, to the Knowledge of the Company, threatened litigation relating to the Company Plans, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(i)            Neither the Company nor its Subsidiaries have any obligations for material retiree health or life benefits under any of the Company ERISA Plans or any collective bargaining agreement, except as required by Section 4980B of the Code or Section 601 of ERISA.

(j)            Neither the execution of this Agreement, stockholder adoption of this Agreement, receipt of approval or clearance from any one or more Governmental Entities of the Mergers or the other transactions contemplated by this Agreement, nor the consummation of the Mergers or the other transactions contemplated hereby will (whether alone or in connection with any other event and other than as allocated to become solely the liability of SpinCo pursuant to the Separation Principles), (i) cause any employees of the Company or any of its Subsidiaries to become eligible for any increase in severance pay (including any increase from zero) upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans, (iii) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Company Plans or (iv) result in any payment that will be considered an

“excess parachute payment” within the meaning of Section 280G of the Code to any “disqualified individual” within the meaning of Section 280G of the Code.

(k)            Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any Taxes, interest or penalties incurred pursuant to Sections 409A or 4999 of the Code.

(l)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries (A) are in compliance with applicable Laws that require amounts to be withheld, informed and/or paid with respect to earnings, salaries and other payments to employees, including applicable withholding Taxes, health and social security contributions and pension contributions and (B) have no liability by reason of an individual who performs or performed services for the Company or any of the Subsidiaries in any capacity being improperly excluded from participating in a Company Plan and (ii) to the Knowledge of the Company, each of the employees of the Company and its Subsidiaries has been properly classified by the Company and its Subsidiaries as “exempt” or “non-exempt” under applicable Law.

Section 3.09.          Labor Matters.  As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed any unfair labor practice or is seeking to compel the Company to bargain with any labor union or labor organization and (b) there is no pending or, to the Knowledge of the Company, threatened in writing, nor has there been since the Applicable Date, any labor strike, walkout, work stoppage, slow-down or lockout affecting Company Employees.

Section 3.10.          Compliance with Laws, Licenses.  (a)  The Company, each of the Retained Subsidiaries and the Retained Business since the Applicable Date has not been, and is not being, conducted in violation of any applicable federal, state, local, foreign or transnational law, statute or ordinance, common law, or any rule or regulation, including the Export and Sanctions Regulations (collectively, “Laws”) or any order, judgment, injunction, ruling, writ, award or decree of any Governmental Entity (collectively, “Order”), except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company, the Retained Subsidiaries or the Retained Business is pending or, as of the date of this Agreement, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, after giving effect to the Separation, the Company and the Retained Subsidiaries possess each permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and order issued or granted by a Governmental Entity (collectively, “Licenses”) necessary to conduct the Retained Business as it is conducted as of the date of this Agreement.

(b)            Section 3.10(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of (A) each License that is issued or granted by the FCC to the Company or any of its Subsidiaries that is material to the conduct of the Retained Business as it is conducted as of the date of this Agreement (each, a “RemainCo FCC License”), (B) each License that is issued or granted by a Foreign Regulator to the Company or any of its Subsidiaries that is material to the conduct of the Retained Business as it is conducted as of the date of this Agreement (each, a “RemainCo Foreign License”), and (C) all Licenses (other than the RemainCo FCC Licenses and the RemainCo Foreign Licenses) issued or granted to the Company or any of its Subsidiaries that is material to the conduct of the Retained Business as it is conducted as of the date of this Agreement by any Governmental Entity, authorizing the Company or any of its Subsidiaries to provide broadcasting and/or audio-visual media services, and/or own, operate or install broadcasting and/or audio-visual media networks and facilities, including satellites, or to use radio frequencies, excluding, in each case, any License that is material to the conduct of the Retained Business as conducted as of the date of this Agreement solely because of an existing television programming distribution arrangement between the Retained Business and the SpinCo Business (collectively with the RemainCo FCC Licenses and the RemainCo Foreign Licenses, the “RemainCo Communications Licenses”).  Each of the Company and its Subsidiaries is in compliance with the RemainCo Communications Licenses and the rules and regulations of the Governmental Entities issuing such RemainCo Communications Licenses, except for failures to comply that are, individually and in the aggregate, not material to the Retained Business, taken as a whole.  There is not pending or, to the Knowledge of the Company, threatened before the FCC or a Foreign Regulator or any other Governmental Entity, any material proceeding, notice of violation, order of forfeiture, inquiry, administrative action, complaint or investigation (A) against the Company or any of its Subsidiaries relating to the Retained Business, (B) relating to any of the RemainCo Communications Licenses, including any such proceeding, notice, order, inquiry, action, complaint or investigation reasonably likely to result in the revocation, suspension, cancellation, rescission or modification of any material RemainCo Communications License or other impairment in any material respect of the operation of the Retained Business as it is conducted as of the date of this Agreement, except (x) proceedings to amend the Communications Laws not directed at the Company or its Subsidiaries or (y) proceedings of general applicability to the broadcasting and/or audio-visual media services industries or (C) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except for restrictions or conditions that appear on the face of the RemainCo Communications Licenses, and except for restrictions or conditions that pertain to the RemainCo FCC Licenses under generally applicable rules of the FCC, to the Knowledge of the Company, no RemainCo Communications License held by the Company or any Subsidiary of the Company is subject to any restriction or condition which would limit the operation of the Retained Business as it is conducted as of the date of this Agreement, except for failures to comply that individually or in the aggregate would not be materially adverse to the Retained Business taken as a whole.

(c)            Except as would not be materially adverse to the Retained Business taken as a whole:

(i)            The Company, its Subsidiaries and, to the Knowledge of the Company, their respective officers, directors, employees and agents are in compliance in with and since the Applicable Date have complied with:  (A) the provisions of the U.S.

Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) to the extent applicable to the Company, its Subsidiaries and such officers, directors, employees and agents, and (B) the provisions of applicable anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated.  Since the Applicable Date, to the Knowledge of the Company, the Company, its Subsidiaries and/or their respective officers, directors, employees and agents have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation of any of the FCPA or any Laws described in clause (B).

(ii)            The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably  designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Company and its Subsidiaries operate.

(iii)            Neither the Company nor any of its Subsidiaries are subject to any actual, pending civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries relating to the FCPA or any other anti-bribery, anti-corruption or anti-money laundering Laws

Section 3.11.          Certain Contracts.  (a)  Section 3.11 of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Material Contract.  For purposes of this Agreement, “Material Contract” means any Contract to which (1) either the Company or any of the Retained Subsidiaries or, solely for purposes of clause (ix) hereof, any of the Company’s other Subsidiaries, is, or (2) after giving effect to the Separation, either the Company or any of the Retained Subsidiaries will be, a party or otherwise bound (other than Transaction Documents and Contracts that are or, after giving effect to the Separation, will be, solely among the Company and its wholly owned Retained Subsidiaries), which:

(i)            provides that any of them will not compete with any other Person, or which grants “most favored nation” protections with respect to pricing to the counterparty to such Contract, that in each case after the First Effective Time would be binding upon Parent or any of its Subsidiaries (other than the Company and the Retained Subsidiaries);

(ii)            purports to limit in any material respect either the type of business in which the Company or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, that in each case after the First Effective Time would be binding upon Parent or any of its Subsidiaries (other than the Company and the Retained Subsidiaries);

(iii)            (x) requires the Company or any Retained Subsidiary to deal exclusively with any Person or group of related Persons which Contract is reasonably likely to provide for annual revenues or expenses of $150,000,000 or more (other than any licenses or other Contracts related to short-form video, mobile application, film, television, or game production or distribution, film or television financing or theme parks or virtual reality experience and development entered into in the ordinary course) or (y) requires, after the First Effective Time, Parent or its Affiliates (other than the Company or any Retained Subsidiary) to deal exclusively with any Person or group of related Persons which Contract is reasonably likely to provide for annual revenues or expenses of $150,000,000 or more or which contains a remaining term of more than five years;

(iv)            is material to the operation, management or control of any partnership or joint venture, the book value of the Company’s investment in which exceeds $100,000,000, other than (1) partnerships or joint ventures formed by film, television and game production or distribution entities in the ordinary course of business consistent with past practice, (2) film or television financing partnerships or contractual arrangements for film or television financing in the ordinary course of business consistent with past practice or (3) agreements with respect to film, television, or game production or distribution, film or television financing or theme parks or virtual reality experience and development and side letters with commercial terms with retailers entered into in the ordinary course;

(v)            is a Contract for the lease of real property providing for annual payments of $50,000,000 or more;

(vi)            is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(vii)            contains a put, call or similar right pursuant to which the Company or any of the Retained Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person or assets (excluding Intellectual Property) at a purchase price which would reasonably be expected to exceed, or the fair market value of the equity interests or assets (excluding Intellectual Property) of which would be reasonably likely to exceed, $100,000,000;

(viii)            could by their terms require the disposition or loss of any assets, properties (including Intellectual Property) or lines of business, or loss of any rights or privileges, of the Retained Business (or, after the First Effective Time, Parent or its Affiliates) as a result of the consummation of the Transactions and would reasonably be expected to provide for annual revenues or expenses of $50,000,000 or more (other than Affiliation Agreements that are not Key Affiliation Agreements); or

(ix)            is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (viii) that is allocated to the Retained Business pursuant to the Separation Principles and that has or would reasonably be expected to, either pursuant to its own terms or the terms of any related Contracts, involve net payments or receipts in excess of $250,000,000 in any year.

(b)            A true and complete copy of each Material Contract, as amended as of the date of this Agreement, including all attachments, schedules and exhibits thereto, has been made available to Parent prior to the date of this Agreement (other than any immaterial omissions and subject to the redaction of competitively sensitive information).  Each of the Material Contracts, and each Contract entered into after the date hereof that would have been a Material Contract if entered into prior to the date hereof (each an “Additional Contract”) is (or if entered into after the date hereof, will be) valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract or Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  To the Knowledge of the Company, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice alleging a breach of or default under any Material Contract or Additional Contract.

Section 3.12.          Takeover Statutes.  No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Charter or Company Bylaws is applicable to the Company, the Shares, this Agreement, the Voting Agreement or the Transactions.

Section 3.13.          Environmental Matters.  Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:  (i) each of the Company and its Subsidiaries has since the Applicable Date been in compliance with all applicable Environmental Laws, including possessing and complying with all Licenses under Environmental Laws; (ii) the environmental conditions at, or resulting from operations at, the properties currently owned, leased or operated by the Company or any of its Subsidiaries (including soils, groundwater and surface water), and to the Knowledge of the Company, any properties formerly owned, leased or operated, are not contaminated with any Hazardous Substances that has or would reasonably be expected to result in the Company or any Retained Subsidiary incurring liability or having to conduct or fund any cleanup or other remedial activity pursuant, directly or indirectly, to any applicable Environmental Law; (iii) neither the Company nor any of its Subsidiaries is subject to any Proceeding, or has otherwise received a written notice, alleging that it is liable for the release or threat of release of, or exposure to, any Hazardous Substance that has or would reasonably be expected to result in the Company or any Subsidiary incurring liability under any applicable Environmental Law; (iv) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; and (v) neither the Company nor any of its Subsidiaries is subject to, or has assumed or retained, any outstanding obligations under any orders, decrees or injunctions, or outstanding obligations or claims under any indemnities or other contractual agreements, concerning liability or obligations relating to any Environmental Law.

Section 3.14.          Taxes.  (a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)            The Company and each of its Subsidiaries (A) has timely filed all Tax Returns required to be filed by it and all such Tax Returns are complete and accurate in all respects; (B) has paid all Taxes required to be paid by it; (C) has withheld all Taxes required to be withheld by it and timely paid such Taxes to the appropriate Governmental Entity; and (D) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case that remains in effect.

(ii)            All Taxes of the Company and its Subsidiaries that are not yet due and payable have been properly reserved for in the Company’s financial statements.

(iii)            There are no pending or threatened audits, examinations, investigations or other proceedings with respect to any Taxes of the Company or any of its Subsidiaries.  There are no claims or assessments (whether or not asserted in writing) by any Governmental Entity with respect to any Taxes of the Company or any of its Subsidiaries that have not been fully paid or finally settled.

(iv)            Neither the Company nor any of its Subsidiaries has been notified by any Governmental Entity in a jurisdiction in which the Company or such Subsidiary does not file a Tax Return that the Company or such Subsidiary is or may be subject to Tax by such jurisdiction.

(v)            Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its current or former Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract (other than any contract entered into in the ordinary course of business that is a commercial or employment agreement no principal purpose of which relates to Taxes).

(vi)            None of the assets or properties of the Company or any of its Subsidiaries is subject to any Lien for Taxes, other than any Lien for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been recorded in the Company’s financial statements.

(b)            Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify under Section 355(a) of the Code within the past five years, other than pursuant to the Company’s distribution of the stock of New Newscorp Inc. on June 28, 2013.

(c)            Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” (within the meaning of Treasury Regulation Section 1.6011-4(b)(2)).

Section 3.15.          Intellectual Property.  (a)  All material registered Intellectual Property (“Registered IP”) owned by the Company or any of the Retained Subsidiaries is subsisting in all material respects, and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect in the jurisdiction(s) where such Registered IP is issued or registered, is, to the Knowledge of the Company, valid and enforceable.

(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) to the Knowledge of the Company, the Company and the Retained Subsidiaries own, or have a valid and enforceable license or otherwise sufficient rights to use, all Intellectual Property and Information Technology used in or necessary for the Retained Business (the “Company Retained IP”), and (ii) after giving effect to the Separation and the Distribution  (including the services, licenses and other rights to be provided between SpinCo and the Retained Business) but subject to the terms of the Separation Principles and the Commercial Agreements, the Company and the Retained Subsidiaries collectively own, or have a valid and enforceable license or otherwise sufficient rights to use, all Company Retained IP, in each case, free and clear of all Liens, other than licenses of Intellectual Property rights granted in the ordinary course of business consistent with past practice. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has dedicated to the public domain, or forfeited or abandoned or otherwise allowed to become public domain, any material Company Retained IP owned or purported to be owned by the Company or any of its Subsidiaries. No Person, as of the date of this Agreement, has asserted or requested in writing, or to the Knowledge of the Company, threatened in writing to assert or request, a termination or reversion of any rights in any material Company Retained IP, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries (i) stores and maintains in a commercially reasonable condition (A) the Library Pictures constituting Company Retained IP, including for each major theatrical release within the past 10 years an original negative or master, or digital equivalent thereof, and (B) the Library Tangible Assets constituting Company Retained IP, in each case, in accordance with standard industry practices applied by major theatrical, television and video producers and distributors, and (ii) has the right and ability to access and Exploit such Library Pictures and Library Tangible Assets in the ordinary course of business consistent with past practice.

(d)            To the Knowledge of the Company, the Company and the Retained Subsidiaries have not, and none of the current activities, products or services (including any Program and any of the visual, literary, dramatic or musical material contained therein) of the Retained Business has, since the Applicable Date, infringed, misappropriated or otherwise violated the Intellectual Property rights of, or defamed, any third party (except as would not reasonably be expected to have a Company Material Adverse Effect), and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, as of the date of this Agreement, no third party is infringing, misappropriating or otherwise violating any Company Retained IP owned or licensed by the Company or any of its Subsidiaries. As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened in writing, proceedings, administrative claims, litigation, suits, actions or investigations (i) alleging that the operation of the business of the Company or any of its Subsidiaries, infringes, misappropriates or otherwise violates the Intellectual Property rights of any Person, (ii) alleging that the Company or any of its Subsidiaries has defamed any Person or (iii) terminating or purporting to terminate copyright assignments pursuant to 17 U.S.C. §203 or §304 or their foreign equivalents relating to any Program, in each case of clauses (i), (ii) and (iii), that would reasonably be expected to have a materially adverse impact on the Retained Business.

(e)            Except as would not reasonably be expected to have a materially adverse impact on the Retained Business, the Company and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect (i) their respective interests in the Intellectual Property material to the Retained Business, and (ii) the confidentiality of the Trade Secrets owned or used by the Company and its Subsidiaries with respect to the Retained Business.  Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, as of the date hereof, there has not been any disclosure or other compromise of any confidential or proprietary information, including Trade Secrets, of the Company or any of its Subsidiaries (including any such information of any other Person disclosed in confidence to the Company or any of its Subsidiaries) to any third party in a manner that has resulted  in any liability to the Company or any of its Subsidiaries or any loss of confidentiality.

(f)            To the Knowledge of the Company, it is the practice of the Company and its Subsidiaries that each employee and consultant of the Company or any of its Subsidiaries who contributes to the production or development of any material Company Retained IP owned or purported to be owned by the Company or any of its Subsidiaries, executes a written agreement with an assignment of inventions and rights provision (such as certificate of authorship or certificate of results and proceeds) or work-made-for-hire provision or otherwise assigns such Intellectual Property rights to the Company or a Retained Subsidiary by operation of law.

(g)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:  (i) the Information Technology used in the Retained Business operates and performs in all respects as required to permit the Company and its Subsidiaries to conduct the Retained Business as currently conducted and (ii) to the Knowledge of the Company, since the Applicable Date through the date of this Agreement, no Person has gained unauthorized access to the Information Technology of the Company or any of its Subsidiaries.

(h)            Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology and procedures in which the Company and its Subsidiaries operate in each applicable jurisdiction in which they do business, (ii) the Company and its Subsidiaries are in compliance with applicable Laws and Orders regarding the privacy and security of customer, employee and other Personal Data and are compliant with their respective published privacy policies and (iii) to the Knowledge of the Company, as of the date hereof, there have not been any incidents of, or third party claims related to, any loss, theft, unauthorized access to, or unauthorized acquisition, modification, disclosure, corruption, or other misuse of any Personal Data in the Company’s or any of its Subsidiaries’ possession.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material

Adverse Effect, neither the Company nor any of its Subsidiaries has received, as of the date of this Agreement, any written notice of any claims, investigations (including investigations by any Governmental Entity), or alleged violations of any Laws and Orders with respect to Personal Data possessed by the Company or any of its Subsidiaries.

(i)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the software owned by the Company or any of its Subsidiaries is subject to any obligation or condition under any license identified as an open source license by the Open Source Initiative (www.opensource.org) that conditions the distribution of such software, in the manner that such software has been distributed by the Company or any of the Retained Subsidiaries, on (i) the disclosure, licensing or distribution of any source code for any portion of such software, (ii) the granting to licensees of the right to make derivative works or other modifications to such software, (iii) the licensing under terms that allow such software or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) redistribution of such software at no license fee. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, none of the Company or its Subsidiaries has disclosed, delivered, licensed or otherwise made available, and none of the Company or its Subsidiaries has a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any source code owned by the Company or its Subsidiaries for any product or service to any third party who is not or at the applicable time was not an employee or contractor of the Company or any of its Subsidiaries.

Section 3.16.          Distribution. With respect to any Affiliation Agreement with the five largest distributors for the Retained Business (based on revenue received by the Retained Business during the fiscal year ended June 30, 2017) containing a delete, re-tiering, repositioning or similar right, since June 30, 2017, no distributor has notified the Company or any of its Subsidiaries in writing of its intention to delete, negatively re-tier or negatively reposition any programming service which would result in a material deletion, negative re-tiering or negative repositioning of any programming service.

Section 3.17.          Insurance.  The insurance policies held by the Company provide adequate coverage for all normal risks incident to the Retained Business and the properties and assets of the Retained Business, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.18.          Title to Assets; Sufficiency.  (a)  As of immediately prior to the First Effective Time, after giving effect to the Separation Agreement, the Tax Matters Agreement and the Commercial Agreements, the Company and the Retained Subsidiaries will have, in all material respects, good, valid and marketable title to, or valid leasehold interests in or valid right to use, all material assets of the Company and its Subsidiaries other than the assets to be allocated to SpinCo pursuant to the Separation Principles, in each case as such assets are currently being used, free and clear of all Liens.

(b)            The assets, properties and rights of the Company and the Retained Subsidiaries (as applicable) as of the First Effective Time, together with the licenses, services and other rights to be made available pursuant to this Agreement and the other Transaction Documents, will be sufficient to permit the Company and the Retained Subsidiaries to operate the Retained Business independent from SpinCo and the SpinCo Subsidiaries immediately following the First Effective Time (i) in compliance with all applicable Laws and Orders and (ii) in a manner consistent with the operation of the Retained Business on the date hereof and immediately prior to the First Effective Time, in each case, modified to give effect to the Separation Agreement and Commercial Agreements, and in each case, except where the failure to be in such compliance or to act consistently with the operation of the Retained Business would be materially adverse to the Retained Business taken as a whole.

Section 3.19.          Brokers and Finders.  The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that the Company has engaged Goldman, Sachs & Co. and Centerview Partners LLC as the Company’s financial advisors, the financial arrangements with which have been disclosed in writing to Parent prior to the date of this Agreement.

Section 3.20.          No Other Representations and Warranties. (a)  Except for the representations and warranties expressly set forth in this Article III, Section 5.22(c), Section 5.25(b), Section 8.05(b) or in a certificate delivered pursuant to this Agreement, neither the Company nor any other Person on behalf of the Company or its Subsidiaries is making, and none of them has made, any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to the accuracy or completeness of any other information provided to Parent, the Merger Subs or any of their Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise, in connection with the Transactions.

(b)            The Company acknowledges and agrees that, except for the representations and warranties of Parent and the Merger Subs expressly set forth in Article IV, Section 5.22(b), Section 5.25(a), Section 8.05(b) or in a certificate delivered pursuant to this Agreement, (i) none of Parent, the Merger Subs or any of their Affiliates is making, and none of them has made, any express or implied representation or warranty with respect to Parent, the Merger Subs or their Subsidiaries or with respect to the accuracy or completeness of any other information provided to the Company or any of its Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise, in connection with the Transactions, and none of the Company, its Affiliates or its Representatives is relying on any express or implied representation or warranty of Parent, the Merger Subs or any of their Affiliates except for those expressly set forth in Article IV, Section 5.22(b), Section 5.25(a), Section 8.05(b) or in a certificate delivered pursuant to this Agreement, and (ii) no Person has been authorized by Parent, the Merger Subs or any of their Affiliates to make any representation or warranty relating to Parent, the Merger Subs or any of their Affiliates or their respective businesses or otherwise in connection with the Transactions, and if made, such representation or warranty has not been and shall not be relied upon by the Company.

ARTICLE IV

Representations and Warranties of Parent and Merger Subs

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent at the time of entering into this Agreement (the “Parent Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or, to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is reasonably apparent therefrom, as set forth in Parent Reports filed on or after September 30, 2016 and prior to the date of this Agreement (excluding all disclosures (other than statements of historical fact) in any “Risk Factors” section and any disclosures included in any such Parent Reports that are cautionary, predictive or forward looking in nature), Parent and the Merger Subs hereby represent and warrant to the Company as follows:

Section 4.01.          Organization, Good Standing and Qualification.  Each of Parent and each of the Merger Subs is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Prior to the date of this Agreement, Parent has made available to the Company complete and correct copies of the certificates of incorporation and bylaws of each of Parent and Corporate Sub and the certificate of formation and the limited liability company operating agreement of Merger LLC, in each case as amended to and in effect on the date of this Agreement.

Section 4.02.          Capital Structure.  (a)  As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 4,600,000,000 shares of Parent Common Stock, of which 1,507,281,908 shares of Parent Common Stock were issued and outstanding as of the close of business on December 11, 2017 (the “Parent Measurement Date”), and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”), of which no shares of Parent Preferred Stock are issued and outstanding as of the date of this Agreement, and no other shares of Parent Common Stock or shares of Parent Preferred Stock were issued and outstanding on such date. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.  As of the Parent Measurement Date, 66,387,601 shares of Parent Common Stock were reserved for, and 32,595,800 shares of Parent Common Stock were subject to, issuance pursuant to Parent’s compensation and benefit plans (such compensation and benefit plans, the “Parent Stock Plans”), which included (w) 23,712,674 shares of Parent Common Stock in respect of options to purchase Parent Common Stock pursuant to Parent stock Plans (“Parent Options”), (x) restricted stock units subject solely to service based vesting conditions granted under the Parent Stock Plans entitling the holders thereof to receive 8,227,579 shares of Parent Common Stock (the “Parent RSUs”) and (y) restricted stock units subject to both service and performance-based conditions granted under the Parent Stock Plans (assuming the achievement of any performance criteria at target levels) (“Parent PSUs”) and deferred stock units granted under the Parent Stock Plans (the “Parent DSUs”, and together with the Parent Options, the Parent RSUs and the Parent PSUs, the “Parent Common Stock Units”) entitling the holders of Parent PSUs and Parent DSUs to receive an aggregate of 655,547 shares of Parent Common Stock.  Except as set forth in this Section 4.02, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or sell any shares of capital stock or other equity or voting securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from Parent or any of its Subsidiaries, any voting or equity securities of Parent or any of its Subsidiaries, and no securities or obligations of Parent or any of its Subsidiaries evidencing such rights are authorized, issued or outstanding.  Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(b)            From the Parent Measurement Date to the execution of this Agreement, Parent has not issued any shares of Parent Common Stock except pursuant to the exercise of Parent Options and the settlement of Parent Common Stock Units outstanding on the Parent Measurement Date in accordance with their terms and, since the Parent Measurement Date to the date of this Agreement, Parent has not issued any Parent Options or Parent Common Stock Units, except to directors, employees and contractors of Parent and its Subsidiaries in the ordinary course of business consistent with past practice.

(c)            The authorized capital stock of Corporate Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Corporate Sub is, and at the First Effective Time will be, owned, directly or indirectly, by Parent, and there are (i) no other shares of capital stock or voting securities of Corporate Sub, (ii) no securities of Corporate Sub convertible into or exchangeable for equity securities or other voting securities of Corporate Sub and (iii) no options or other rights to acquire from Corporate Sub, and no obligations of Corporate Sub to issue, any equity securities, other voting securities or securities convertible into or exchangeable for equity securities or other voting securities of Corporate Sub.  Corporate Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the First Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(d)            The authorized limited liability company interests of Merger LLC will, from and after its organization, be validly issued and outstanding.  All of the issued and outstanding limited liability company interests of Merger LLC from and after its organization and at the Second Effective Time will be, owned, directly or indirectly, by Parent, and there are (i) no other limited liability company interests or voting securities of Merger LLC, (ii) no securities of Merger LLC convertible into or exchangeable for limited liability company interests or other voting securities of Merger LLC and (iii) no options or other rights to acquire from Merger LLC, and no obligations of Merger LLC to issue, any limited liability company interests, other voting securities or securities convertible into or exchangeable for limited liability company interests or other voting securities of Merger LLC.  Merger LLC has not conducted any business prior to the date of its accession to this Agreement and has no, and prior to the Second Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.  No election has been, or will be, made to treat Merger LLC as a corporation for U.S. federal income tax purposes, which election is effective as of (or prior to) the Second Effective Time.

Section 4.03.          Corporate Authority; Approval.  Parent and each of the Merger Subs have all requisite corporate power and authority and each has taken all corporate action necessary in order to execute, deliver and perform its obligations under the Transaction Documents to which it is or is contemplated to be a party and to consummate the Transactions to which it is or is contemplated to be a party, subject to obtaining (a) the approval of the issuance of Parent Common Stock comprising the Merger Consideration (the “Stock Issuance”) by the holders of a majority of the shares of Parent Common Stock represented in person or by proxy at a meeting duly called and held for such purpose (the “Parent Requisite Vote”) and (b) the approval contemplated by Section 5.17 of this Agreement in the case of the Merger Subs.  This Agreement has been duly executed and delivered by Parent and the Merger Subs and constitutes a valid and binding agreement of Parent and the Merger Subs, enforceable against each of Parent and the Merger Subs in accordance with its terms, subject to the Bankruptcy and Equity Exception.  Upon execution and delivery by Parent and each of the Merger Subs of each other Transaction Document to which it is or is contemplated to be a party, each other Transaction Document to which it is or is contemplated to be a party will constitute a valid and binding agreement of Parent or the applicable Merger Sub, as applicable, enforceable against Parent or the applicable Merger Sub, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception.  The shares of Parent Common Stock comprising the Merger Consideration have been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof.  As of the date of this Agreement, the Board of Directors of Parent has (x) (i) unanimously determined that the Transactions are fair to, and in the best interests of, Parent and its stockholders, (ii) approved the Mergers and the other Transactions, including the Stock Issuance, (iii) approved and declared advisable this Agreement and (iv) subject to Section 5.03, resolved to recommend the Stock Issuance to the holders of shares of Parent Common Stock (the “Parent Recommendation”), and (v) directed that the Stock Issuance be submitted to the holders of shares of Parent Common Stock for their approval.

Section 4.04.          Governmental Filings; No Violations.  (a)  Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 1.03, (ii) required under the HSR Act or any Foreign Competition Laws, the Exchange Act and the Securities Act, (iii) required to comply with state securities or “blue-sky” Laws, (iv) as may be required with or to the NYSE, (v) as may be required with or to the FCC under the Communications Laws and (vi) as may be required with or to the Foreign Regulators pursuant to Foreign Regulatory Laws, no filings, notices and/or reports are required to be made by Parent, the Merger Subs or their Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by Parent,  the Merger Subs or their Subsidiaries from, any Governmental Entity, in connection with the execution, delivery and performance by each of Parent and the Merger Subs of the Transaction Documents to which it is or is contemplated to be a party and the consummation by Parent and the Merger Subs of the Transactions, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)            The execution, delivery and performance by each of Parent and the Merger Subs of each Transaction Document to which it is a party does not, the execution, delivery and performance by each of Parent and the Merger Subs of each Transaction Document to which it is contemplated to be a party will not, and the consummation by each of Parent and the Merger Subs of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or bylaws or, in the case of Merger LLC, the limited liability company operating agreement, of Parent or the Merger Subs, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, or, assuming (solely with respect to performance of the Transaction Documents and consummation of the Transactions) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 4.04(a) are made or obtained and receipt of the Parent Requisite Vote, under any Law, Order or License to which Parent or any of its Subsidiaries is subject or (iii) any change in the rights or obligations under any Contract to which Parent or any of its Subsidiaries is a party, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.05.          Parent Reports; Financial Statements.  (a)  Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since September 30, 2014 (the forms, statements, reports and documents filed with or furnished to the SEC since September 30, 2014 and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Parent Reports”).  Each of the Parent Reports, at the time of its filing or being furnished, complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports.  As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b)            Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(c)            Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are designed to ensure that information required to be disclosed by Parent in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC under the Exchange Act.  Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act).  Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Parent has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of Parent’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available prior to the date of this Agreement to the Company (I) either materials relating to or a summary of any disclosure of matters described in clauses (x) or (y) in the preceding sentence made by management of Parent to its auditors and audit committee on or after the Applicable Date and prior to the date of this Agreement and (II) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of Parent or its auditors to the audit committee as required by the listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.  Since the Applicable Date and prior to the date of this Agreement, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters or compliance with Law, including from employees of Parent or its Subsidiaries regarding questionable accounting, auditing or legal compliance matters have, to the Knowledge of Parent, been received by Parent.

(d)            Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents or, in the case of Parent Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of Parent and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of income, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

Section 4.06.          Absence of Certain Changes.  Since September 30, 2017, there has not been any change, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Since September 30, 2017, and through the date of this Agreement, except for the Transactions, (i) Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practice in all material respects; and (ii) except for normal semiannual cash dividends in an amount equal to $0.84 per share of Parent Common Stock, Parent has not declared, set aside or paid any dividend or distribution payable in cash, stock or property in respect of any capital stock.

Section 4.07.          Litigation and Liabilities.  There are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  There are no obligations or liabilities of Parent or any of its Subsidiaries, whether or not accrued, contingent or otherwise, other than (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of Parent as of September 30, 2017 and the notes thereto set forth in Parent’s annual report on Form 10-K for the fiscal year ended September 30, 2017 (the “Parent Balance Sheet”); (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2017; (iii) liabilities or obligations arising out of the Transaction Documents (and which do not arise out of a breach by Parent or the Merger Subs of any representation or warranty in the Transaction Documents); or (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Neither Parent, the Merger Subs nor any of their Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.08.          Employee Benefits.  All contributions required to be made under each Parent Pension Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Parent Pension Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Parent Reports prior to the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Pension Plan” means any benefit plan maintained, sponsored or contributed to by Parent or any of its Subsidiaries, which is subject to ERISA, and is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA.

Section 4.09.          Compliance with Laws.  The businesses of each of Parent and its Subsidiaries since September 30, 2014 have not been, and are not being, conducted in violation of any applicable Law or Order, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  To the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, as of the date of this Agreement, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10.          Takeover Statutes.  No Takeover Statute or any anti-takeover provision in Parent’s restated certificate of incorporation or bylaws is, or at the First Effective Time or Second Effective Time will be, applicable to the Parent Common Stock or the Transactions.

Section 4.11.          Brokers and Finders.  Parent has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that Parent has engaged J.P. Morgan Securities LLC and Guggenheim Securities, LLC as its financial advisors.

Section 4.12.          No Other Representations and Warranties.  (a)  Except for the representations and warranties of Parent and the Merger Subs expressly set forth in this Article IV, Section 5.22(b), Section 5.25(a), Section 8.05(b) or in a certificate delivered pursuant to this Agreement, none of Parent, the Merger Subs or any other Person on behalf of Parent or the Merger Subs is making, and none of them has made, any express or implied representation or warranty with respect to Parent, the Merger Subs or their Subsidiaries or with respect to the accuracy or completeness of any other information provided to the Company or any of its Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise, in connection with the Transactions.

(b)            Parent and the Merger Subs acknowledge and agree that, except for the representations and warranties expressly set forth in Article III, Section 5.22(c), Section 5.25(b), Section 8.05(b) or in a certificate delivered pursuant to this Agreement, (i) none of the Company or any of its Affiliates is making, and none of them has made, any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to the accuracy or completeness of any other information provided to Parent, the Merger Subs or any of their Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise, in connection with the Transactions, and none of Parent, the Merger Subs or their respective Affiliates or Representatives is relying on any express or implied representation or warranty of the Company or any of its Affiliates except for those expressly set forth in Article III, Section 5.22(c), Section 5.25(b), Section 8.05(b) or in a certificate delivered pursuant to this Agreement and (ii) no Person has been authorized by the Company or any of its Affiliates to make any representation or warranty relating to the Company or any of its Affiliates or their respective businesses or otherwise in connection with the Transactions, and if made, such representation or warranty has not been and shall not be relied upon by Parent or the Merger Subs.

ARTICLE V

Covenants

Section 5.01.          Interim Operations.  (a)  The Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the First Effective Time (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld, conditioned or delayed, and except as (1) required by applicable Law, (2) expressly required by the Transaction Documents (including in connection with the Separation and the Distribution or as contemplated by the Final Step Plan) or (3) otherwise expressly disclosed in Section 5.01(a) of the Company Disclosure Letter), the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to conduct the Retained Business in the ordinary course of business consistent with past practice, and the Company shall, and shall cause each of its Subsidiaries to, solely to the extent related to the Retained Business, subject to compliance with the specific matters set forth below, use commercially reasonable efforts to preserve the Retained Business’ organization intact and maintain the Retained Business’ existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, licensors, creditors, lessors, employees and business associates and others having material business dealings with the Retained Business (including material content providers, studios, authors, producers, directors, actors, performers, guilds, announcers and advertisers) and keep available the services of the Company and its Subsidiaries’ present employees and agents.

(b)            Without limiting the generality of, and in furtherance of, the foregoing, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the First Effective Time (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld, conditioned or delayed, and which determination shall take into account the Company Overview Presentation, and except as (1) required by applicable Law, (2) expressly required by the Transaction Documents (including in connection with the Separation and the Distribution) or (3) otherwise expressly disclosed in Section 5.01(b) of the Company Disclosure Letter), the Company shall not and shall not permit any of its Subsidiaries to:

(i)            except with respect to SpinCo and the SpinCo Subsidiaries (other than in the case of clause (A)), (A) amend its certificate of incorporation or bylaws (or comparable governing documents) (other than amendments to the governing documents of any Subsidiary of the Company that would not prevent, delay or impair the Initial Merger or the other Transactions), (B) split, combine, subdivide or reclassify its outstanding shares of capital stock (except for any such transaction by a wholly owned subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction), (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock (except for (1) any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of the Company to another direct or indirect wholly owned Subsidiary of the Company or to the Company or (2) normal semiannual cash dividends on the Common Stock as described in Section 5.01(b)(i) of the Company Disclosure Letter), (D) enter into any agreement with respect to the voting of its capital stock, or (E) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than (1) pursuant to the forfeiture of, or withholding of Taxes with respect to, Company Restricted Stock Units, Company Deferred Stock Units or Company Performance Stock Units, in each case in accordance with past practice and with the terms of the Company Stock Plans as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement) or (2) purchases, repurchases, redemptions or other acquisitions of securities of any wholly owned Subsidiary of the Company by the Company or any other wholly owned Subsidiary of the Company);

(ii)            merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate (other than transactions of the type contemplated by Section 5.01(b)(vii) or Section 5.01(b)(ix) which are not restricted thereby and other than mergers or consolidations of a Subsidiary of the Company in which such Subsidiary is the surviving entity in connection with an acquisition not otherwise prohibited by this Agreement and other than mergers among, or the restructuring, reorganization or liquidation of, any wholly owned Subsidiaries of the Company that would not prevent, materially delay or materially impair the Transactions);

(iii)            except as expressly required by any Company Plan as in effect on the date hereof: (A) establish, adopt, amend or terminate any material Company Plan or amend the terms of any outstanding equity-based awards other than any such action taken for purposes of replacing, renewing or extending a broadly applicable material Company Plan in the ordinary course of business consistent with past practice that does not materially increase the cost of such Company Plan or benefits provided under such Company Plan based on the cost on the date hereof, (B) grant or provide any transaction or retention bonuses to any director, officer, employee or other service provider of the Company or any of its Subsidiaries, (C) increase the compensation, bonus or pension, welfare or other benefits of any director, officer or employee of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice with respect to (1) employees below the level of Executive Vice President and (2) employees at or above the level of Executive Vice President in respect of increases of less than 7.5% of compensation relative to their compensation, bonus or pension, welfare or other benefits prior to such change, (D) increase the severance or termination payments or benefits payable to any director, officer, employee or other service provider of the Company or any of its Subsidiaries, (E) take any action to accelerate the vesting or payment of compensation or benefits under any Company Plan (including any equity-based awards), (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(iv)            incur any Indebtedness or issue any warrants or other rights to acquire any Indebtedness, except (A) in the ordinary course of business consistent with past practice in a principal amount not to exceed $400,000,000 in the aggregate at any time outstanding on prevailing market terms or on terms substantially consistent with or more beneficial to the Company and its Subsidiaries, taken as a whole, than existing Indebtedness, and with a maturity date no more than 10 years after the date of the Contract evidencing such Indebtedness, (B) except with respect to the Bridge Facility, in replacement of, or to refinance, existing Indebtedness on then prevailing market terms or on terms substantially consistent with or more beneficial to the Company and its Subsidiaries, taken as a whole, than the Indebtedness being replaced or refinanced, and in each case with a maturity date no more than 10 years after the date of the Contract evidencing such Indebtedness, (C) intercompany Indebtedness among the Company and its wholly owned Subsidiaries, (D) (1) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (2) overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business consistent with past practice, (E) commercial paper issued in the ordinary course of business consistent with past practice in a principal amount not to exceed $250,000,000 in the aggregate at any time outstanding, (F) Indebtedness, the proceeds of which will be used to finance all or any portion of the Dividend (and fees and expenses in connection therewith) or for general corporate purposes; provided that the aggregate principal amount of Indebtedness at any time outstanding under this clause (F) shall not exceed $9,000,000,000; provided, further, that the Separation Agreement shall provide that SpinCo shall assume the obligations of the Company or any of its Subsidiaries with respect to such Indebtedness (and Parent and its Subsidiaries, including, following the Distribution, the Retained Subsidiaries, shall not have any obligations in respect thereof), (G) Indebtedness under the Bridge Facility, refinancings or replacements thereof and of commitments thereunder, and any refinancings or replacements of any such refinancing or replacement Indebtedness; provided that the aggregate principal amount of Indebtedness at any time outstanding under this clause (G) shall not exceed the amount permitted in Section 5.01 of the Company Disclosure Letter; provided, further, that the Company shall consult with Parent prior to incurring Indebtedness under this clause (G), (H) Indebtedness assumed in connection with a Sky Acquisition and refinancings or replacements thereof on then prevailing market terms or on terms substantially consistent with or more beneficial to the Company and its Subsidiaries, taken as a whole, than the Indebtedness being replaced or refinanced; provided, further, that the Company shall consult with Parent prior to incurring Indebtedness under this clause (H), (I) any amendment, refinancing or renewal of the existing revolving and term loan facilities of the YES Facility and any refinancing thereof, in each case, so long as the aggregate principal amount thereof does not exceed $2,500,000,000, (J) hedging in compliance with the hedging strategy of the Company as of the date of this Agreement in the ordinary course of business consistent with past practice or in connection with a Sky Acquisition and not for speculative purposes; provided that the Company shall consult with Parent prior to entering into hedging activities in connection with Indebtedness of the type described in clauses (G) or (H) above, (K) Indebtedness and replacements and refinancings thereof incurred in connection with the funding of Star India Private Limited and its Subsidiaries; provided that the aggregate principal amount of such Indebtedness, replacements and refinancings does not exceed $400,000,000 outstanding at any time, and (L) purchase money indebtedness and lease financing in the ordinary course of business consistent with past practice;

(v)            with respect to the Retained Business, other than with respect to acquisitions of businesses, which is subject to Section 5.01(b)(ix), and other than with respect to film and television production and programming (including sports rights) with third parties or video game production, which is subject to Section 5.01(b)(x), make or commit to any capital expenditures other than (A) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (if covered by insurance or if the portion of which that is not covered by insurance is less than $100,000,000) or (B) in the ordinary course of business consistent with past practice and in the aggregate not in excess of 120% of the amounts reflected in the Company’s capital expenditure budget for each of 2017, 2018 and 2019 set forth in Section 5.01(b)(v) of the Company Disclosure Letter;

(vi)            with respect to the Retained Business, transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any material Intellectual Property; provided that this clause (vi) shall not restrict (A) ordinary course non-exclusive licenses or ordinary course security interests in connection with the production or financing of film and television programming or video game production, letting lapse, abandonment, and cancellations, and Liens that are ordinary course non-exclusive licenses, in each case, of Intellectual Property, (B) the granting of any licenses of Intellectual Property where the aggregate payments under such license do not exceed $125,000,000 annually per license, (C) sales of Intellectual Property with a fair market value less than $35,000,000 individually if the transaction is not in the ordinary course or $75,000,000 individually in any event (other than transactions among the Company and its wholly owned Retained Subsidiaries), (D) licenses, sales, letting lapse, abandonment and cancellations of Intellectual Property that is used or held for use exclusively in the SpinCo Business and (E) Affiliation Agreements;

(vii)            with respect to the Retained Business, transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any properties or assets (including capital stock of any of its Retained Subsidiaries but not including any Intellectual Property, which is governed by Section 5.01(b)(vi)), except for (A) sales, leases, licenses or other dispositions of any properties or assets (excluding capital stock of the Retained Subsidiaries) with a fair market value not in excess of $50,000,000 individually if the transaction is not in the ordinary course or $100,000,000 individually in any event or (B) transactions among the Company and the Retained Subsidiaries;

(viii)            except with respect to SpinCo and the SpinCo Subsidiaries, issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares, except (A) for any Shares issued pursuant to Company Restricted Stock Units, Company Performance Stock Units and Company Deferred Stock Units outstanding on the date of this Agreement in accordance with the existing terms of such awards and the Company Stock Plans, (B) Investment Preferred Stock (as defined in the Bridge Facility) or (C) by wholly owned Subsidiaries to the Company or to any other wholly owned Subsidiary of the Company; provided that, for the avoidance of doubt, granting customary profit participation rights or entering into customary film or television financing partnerships or contractual arrangements for film or television financing shall be deemed not to be an issuance, sale or grant of any shares of capital stock or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares for purposes of this Section 5.01(b)(viii);

(ix)            with respect to the Retained Business, other than capital expenditures made in accordance with Section 5.01(b)(v) and other than with respect to film and television production and programming or video game production, which is subject to Section 5.01(b)(x), spend or commit to spend in excess of (A) $25,000,000 if the transaction is not in the ordinary course and $50,000,000 in any event or (B) $50,000,000 individually or $200,000,000 in the aggregate in any year, in each case to acquire any business, whether by merger, consolidation, purchase of property or assets, licenses or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that neither the Company nor any of its Retained Subsidiaries shall enter into any such transaction that would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the Transactions;

(x)            other than capital expenditures made in accordance with Section 5.01(b)(v) and other than purchases and licenses of film and television and production programming (including sports rights) exclusively in respect of the SpinCo Business, spend or commit to spend on purchases and licensing of film and television production and programming (including sports rights) from third parties or video game production in excess of $350,000,000 if the transaction is not in the ordinary course and $750,000,000 in any event;

(xi)            make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP (or any interpretation thereof) or by applicable Law;

(xii)            except as required by applicable Law, (A) make or change any material Tax election, (B) make any material change with respect to any method of Tax accounting, (C) amend any material or U.S. federal income Tax Return or (D) settle or resolve any controversy that relates to a material amount of Taxes;

(xiii)            (A) (1) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement, or (2) start to conduct a line of business of the Company or any of its Retained Subsidiaries in any geographic area where it is not conducted as of the date of this Agreement, other than starting to conduct a line of business of the Company or any of its Retained Subsidiaries in geographic areas that are reasonable extensions to geographic areas where such business line is conducted as of the date of this Agreement (provided that in the case of each of clauses (1) and (2), such entry or expansion would not require the receipt or transfer of any License that would constitute a RemainCo Communications License if issued or granted prior to the date hereof and would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company, Parent and the Merger Subs to complete the Transactions on a timely basis) or (B) except as currently conducted, engage in the conduct of any business in any state which would require the receipt or transfer of a RemainCo Communications License or License that would constitute a RemainCo Communications License if issued or granted prior to the date hereof or in any foreign country that would require the receipt or transfer of a material License;

(xiv)            except with respect to SpinCo and any SpinCo Subsidiary, other than with respect to film and television production and programming (including sports rights) with third parties or video game production, which is subject to Section 5.01(b)(x), make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $25,000,000 if the transaction is not in the ordinary course and $150,000,000 in any event;

(xv)            (A) amend or modify in any material respect, or terminate (where the determination is unilateral by the Company or its Subsidiary) any Material Contract (other than amendments or modifications that are substantially consistent with past practice or that are not adverse to the Company and its Subsidiaries in any material respect and terminations upon the expiration of the term thereof in accordance with the terms thereof) or waive, release or assign any material rights, claims or benefits under any Material Contract, (B) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement (other than Material Contracts of the type described in Section 3.11(a)(iii)(y), (vii), (viii) or (ix)) unless it (1) is on terms substantially consistent with, or on terms more favorable to the Company and/or its Subsidiaries (and to Parent and its Subsidiaries following the Closing) than, either a Contract it is replacing or a form of such Material Contract made available to Parent prior to the date hereof or (2) relates exclusively to the SpinCo Business or (C) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement, or renew or extend any Material Contract, in each case of the type described in Section 3.11(a)(iii)(y), (vii), (viii) or (ix) unless it relates exclusively to the SpinCo Business; provided that in the case of each of (A), (B) or (C) no such agreement shall purport to bind Parent or its Affiliates (other than the Company and the Retained Subsidiaries); provided, further, that, (x) this Section 5.01(b)(xv) shall not prohibit or restrict the Company or any of the Retained Subsidiaries from entering into a Contract to the extent that such Contract implements an act or failure to act that is not otherwise expressly prohibited by any of Section 5.01(b)(i) through (xxi) or (y) for the avoidance of doubt, this Section 5.01(b)(xv) shall not prohibit or restrict any Company Plans;

(xvi)            with respect to the Retained Business, settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a Governmental Entity, other than settlements (A) if the amount of any such settlement is not in excess of $25,000,000 individually or $75,000,000 in the aggregate; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Company and the Retained Subsidiaries or Parent and its Subsidiaries or (B) relating to Taxes (which shall be governed by Section 5.01(b)(xii));

(xvii)            with respect to the Retained Business, enter into any collective bargaining agreement, other than renewals of any collective bargaining agreements in the ordinary course of business consistent with best practice;

(xviii)            enter into any Contract that, after the First Effective Time, obligates or purports to obligate Parent or any of its Subsidiaries (other than the Company and the Retained Subsidiaries) to grant licenses to any Intellectual Property;

(xix)         with respect to the Retained Business, enter into any Affiliation Agreement inconsistent with Section 5.01(b)(xix) of the Company Disclosure Letter;

(xx)          enter into any Contract that involves the Company or any Retained Subsidiary, on the one hand, and any SpinCo Subsidiary, on the other hand (whether or not involving any other third party) that is not on arms-length terms with respect to the Retained Business, other than (A) Contracts that will not survive after the First Effective Time and (B) Contracts for which the underlying economics are contemplated by the Company Overview Presentation; or

(xxi)         agree, resolve or commit to do any of the foregoing.

(c)            All notices, requests, instructions, communications or other documents to be given in connection with any approval required pursuant to this Section 5.01 shall be in writing to such individuals as the parties shall designate as set forth in Section 5.01(c) of the Company Disclosure Letter.  If Parent’s designated individual fails to respond to a request from the Company for approval required pursuant to this Section 5.01 within 10 business days after receipt of the Company’s written request, Parent’s approval of such action shall be deemed granted.

(d)            Parent covenants and agrees, from and after the execution of this Agreement and prior to the First Effective Time (unless the Company shall otherwise approve in writing, which approval will not be unreasonably withheld, conditioned or delayed and except as (i) required by applicable Law, (ii) expressly required by the Transaction Documents or (iii) otherwise expressly disclosed in Section 5.01(d) of the Parent Disclosure Letter):  (A) Parent shall not (1) amend Parent’s certificate of incorporation or bylaws in any manner that would prohibit or hinder, impede or delay in any material respect the Transactions; provided that any amendment to its certificate of incorporation to increase the authorized number of shares of any class or series of the capital stock of Parent or to create a new series of capital stock of Parent shall in no way be restricted by the foregoing, or (2) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock, other than normal semiannual cash dividends on the Parent Common Stock consistent with past practice (including increases consistent with past practice) and other than dividends or distributions with a record date after the First Effective Time; (B) Parent shall not, and shall not permit any of its Subsidiaries to, acquire another business or merge or consolidate with any other Person or enter into any binding share exchange, business combination or similar transaction with another Person or restructure, reorganize or completely or partially liquidate, in each case, to the extent that such action would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the Transactions and (C) Parent shall not agree, resolve or commit to do any of the foregoing.

(e)            Notwithstanding anything to the contrary contained in Section 5.01(a), the Company and its Subsidiaries (i) shall not, without the prior written consent of Parent, exercise any buy-sell rights with respect to any joint venture or partnership that has a fair market value in excess of $25,000,000 and (ii) shall consult in good faith with Parent prior to taking any material action in response to the exercise of any buy/sell rights with respect to any joint venture or partnership with a fair market value in excess of $25,000,000.

Section 5.02.         Company Acquisition Proposals.  (a)  No Solicitation or Negotiation.  The Company agrees that, except as expressly permitted by this Section 5.02, neither it nor any of its Subsidiaries nor any of its or its Subsidiaries’ officers, directors and employees shall, and it shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ investment bankers, attorneys, accountants and other advisors, agents and representatives (a Person’s directors, officers, employees, investment bankers, attorneys, accountants and other advisors, agents and representatives are hereinafter referred to as its “Representatives”) not to, directly or indirectly:

(i)             initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(ii)            engage or otherwise participate in any discussions or negotiations relating to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal; or

(iii)           provide any information or data to any Person in connection with any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal; or

(iv)          otherwise knowingly facilitate any effort or attempt to make a Company Acquisition Proposal.

The Company shall, and the Company shall cause its Subsidiaries and use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, or proposal that would reasonably be expected to lead to a Company Acquisition Proposal.  The Company will promptly inform the Persons referred to in the preceding sentence of the obligations undertaken in this Section 5.02.  The Company will promptly request from each Person that has executed a confidentiality agreement in connection with its consideration of making a Company Acquisition Proposal to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning the Company or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such Person.

(b)            Fiduciary Exception to No Solicitation Provision.  Notwithstanding anything to the contrary in Section 5.02(a), prior to the time, but not after, the Company Requisite Vote is obtained, the Company and its Representatives may, in response to an unsolicited, bona fide written Company Acquisition Proposal made after the date of this Agreement, (i) contact the Person who made such Company Acquisition Proposal and its Representatives solely to clarify the terms and conditions thereof, and (ii) provide access to information regarding the Company or any of its Subsidiaries in response to a request therefor to the Person who made such Company Acquisition Proposal and such Person’s Representatives; provided that such information has previously been, or is substantially concurrently, made available to Parent and that, prior to furnishing any such non-public information, the Company receives from the Person making such Company Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that Parent is, concurrently with the entry by the Company or its Subsidiaries into such confidentiality agreement, released from any “standstill” or other similar obligations in the Confidentiality Agreement); provided, however, that if the Person making such Company Acquisition Proposal is a competitor of the Company and its Subsidiaries, the Company shall not provide any information that in the good faith determination of the Company constitutes commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 5.02(b) other than in accordance with “clean room” or other similar procedures designed to limit any potential adverse effect on the Company from sharing such information; (iii) participate in any discussions or negotiations with any such Person and its Representatives regarding such Company Acquisition Proposal, if, and only if, prior to taking any action described in clause (ii) or (iii) above, the Board of Directors of the Company determines in good faith after consultation with outside legal counsel that (A) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (B) based on the information then available and after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, such Company Acquisition Proposal either constitutes a Company Superior Proposal or could reasonably be expected to result in a Company Superior Proposal; and (iv) refer any inquiring Person to this Section 5.02.

(c)            Notice.  The Company shall promptly notify Parent if (i) any inquiries, proposals or offers with respect to a Company Acquisition Proposal are received by, (ii) any non-public information is requested in connection with any Company Acquisition Proposal from, or (iii) any discussions or negotiations with respect to a Company Acquisition Proposal are sought to be initiated or continued with, it, its Subsidiaries or any of their respective Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a reasonably current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(d)            Definitions.  For purposes of this Agreement:

“Company Acquisition Proposal” means (i) any proposal or offer from any Person or group of Persons, other than Parent and its Subsidiaries, with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, extraordinary dividend, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries which is structured to result in such Person or group of Persons (or their stockholders), directly or indirectly, acquiring beneficial ownership of 20% or more of the Company’s consolidated total assets (including equity securities of the Company’s Subsidiaries) (using the consolidated total assets of the Retained Business as the denominator for purposes of calculating such percentage) or 20% or more of any class of the Company’s equity interests and (ii) any acquisition by any Person or group of Persons (or their stockholders) (other than Parent and its Subsidiaries) resulting in, or proposal or offer, which if consummated would result in, any Person or group of Persons (or their stockholders) (other than Parent and its Subsidiaries) obtaining control (through Contract or otherwise) over or becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power of any class of equity securities of the Company or 20% or more of the Company’s consolidated total assets (including equity securities of the Company’s Subsidiaries) (using the consolidated total assets of the Retained Business as the denominator for purposes of calculating such percentage), in each case other than the Transactions.

“Company Superior Proposal” means an unsolicited bona fide Company Acquisition Proposal made after the date of this Agreement that would result in a Person or group (or their stockholders) becoming, directly or indirectly, the beneficial owner of, 60% or more of the Company’s consolidated total assets or more than 50% of the total voting power of the equity securities of the Company or the successor Person of the Company, that the Board of Directors of the Company has determined in its good faith judgment, after consultation with outside counsel and a financial advisor of nationally recognized reputation, would reasonably be expected to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person or group of Persons making the proposal, and, if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Transactions (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 5.02(f) of this Agreement and the time likely to be required to consummate such Company Acquisition Proposal).

(e)            No Company Change in Recommendation or Alternative Company Acquisition Agreement.  Except as permitted by Section 5.02(f), the Board of Directors of the Company and each committee of the Board of Directors shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation (it being understood that if any Company Acquisition Proposal structured as a tender or exchange offer is commenced, the Board of Directors of the Company failing to recommend against acceptance of such tender or exchange offer by the Company’s stockholders within 10 business days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act shall be considered a modification adverse to Parent); (ii) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement referred to in Section 5.02(b) entered into in compliance with Section 5.02(b)) relating to any Company Acquisition Proposal (an “Alternative Company Acquisition Agreement”); or (iii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Company Acquisition Agreement.

(f)            Fiduciary Exception to Company Change in Recommendation Provision.  Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Requisite Vote is obtained, (x) the Board of Directors of the Company may withhold, withdraw, qualify or modify the Company Recommendation or  recommend or otherwise declare advisable any Company Acquisition Proposal made after the date of this Agreement that did not result from or in connection with a material breach of this Agreement, if (A) in the case of such an action taken in connection with a Company Acquisition Proposal, the Company Acquisition Proposal is not withdrawn and the Board of Directors of the Company determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such Company Acquisition Proposal constitutes a Company Superior Proposal; and (B) in all cases, the Board of Directors of the Company determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law (a “Company Change in Recommendation”, it being understood that (1) a customary “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not, in and of itself, constitute a Company Change in Recommendation, (2) in no event shall a Sky Event be taken into consideration in such determination and (3) any failure by the Board of Directors of the Company to resolve to approve and declare advisable the Distribution and the Distribution Merger Agreement, or resolve to recommend the adoption of the Distribution Merger Agreement to the holders of Shares, in each case, within 90 days after the date of this Agreement, shall be deemed to be a Company Change in Recommendation for all purposes under this Agreement, including Section 7.05) and/or (y) the Company may terminate this Agreement in accordance with Section 7.03(c) and concurrently with such termination cause the Company to enter into an Alternative Company Acquisition Agreement providing for a Company Superior Proposal that did not result from or in connection with a material breach of this Agreement (a “Company Superior Proposal Termination”); provided that no Company Change in Recommendation and/or Company Superior Proposal Termination may be made until after at least five business days following Parent’s receipt of written notice from the Company advising that the Company’s Board of Directors intends to take such action and the basis therefor (which notice shall include a copy of any such Company Superior Proposal and a copy of any relevant proposed transaction agreements, the identity of the party making such Company Superior Proposal and the material terms thereof or, in the case of notice given other than in connection with a Company Superior Proposal, a reasonably detailed description of the development or change in connection with which the Company’s Board of Directors has given such notice).  After providing such notice and prior to effecting such Company Change in Recommendation and/or Company Superior Proposal Termination, (x) the Company shall, during such five business day period, negotiate in good faith with Parent and its Representatives, to the extent Parent wishes to negotiate, with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent, and (y) in determining whether it may still under the terms of this Agreement make a Company Change in Recommendation and/or effect a Company Superior Proposal Termination, the Board of Directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice during such five business day period.  Any amendment to the financial terms or conditions or other material terms of any Company Acquisition Proposal will be deemed to be a new Company Acquisition Proposal for purposes of this Section 5.02(f), including with respect to the notice period referred to in this Section 5.02(f), except that the five business day period shall be three business days for such purposes in any such case.

(g)            Limits on Release of Standstill and Confidentiality.  From the date of this Agreement until the First Effective Time, the Company shall not terminate, amend, modify or waive any provision of any “standstill” or similar obligation to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by seeking injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof.  Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to terminate, amend, modify or waive any provision of any “standstill” or similar obligation of any Person if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided that the Company promptly advises Parent that it is taking such action and the identity of the party or parties with respect to which it is taking such action; provided, further, that the foregoing shall not restrict the Company from permitting a Person to orally request the waiver of a “standstill” or similar obligation.

(h)            Certain Permitted Disclosure.  Nothing contained in this Section 5.02 shall be deemed to prohibit the Company from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Company Acquisition Proposal; provided that this paragraph (h) shall not be deemed to permit the Company or the Company’s Board of Directors to effect a Company Change in Recommendation except in accordance with Section 5.02(f).

Section 5.03.          Parent Acquisition Proposals.  (a)  No Solicitation or Negotiation.  Parent agrees that, except as expressly permitted by this Section 5.03, neither it nor any of its Subsidiaries nor any of its or its Subsidiaries’ officers, directors and employees shall, and it shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly:

(i)             initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Parent Acquisition Proposal;

(ii)            engage or otherwise participate in any discussions or negotiations relating to any Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal; or

(iii)           provide any information or data to any Person in connection with any Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal; or

(iv)          otherwise knowingly facilitate any effort or attempt to make a Parent Acquisition Proposal.

Parent shall, and Parent shall cause its Subsidiaries and use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal, or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal.  Parent will promptly inform the Persons referred to in the preceding sentence of the obligations undertaken in this Section 5.03.  Parent will promptly request from each Person that has executed a confidentiality agreement in connection with its consideration of making a Parent Acquisition Proposal to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning Parent or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such Person.

(b)            Fiduciary Exception to No Solicitation Provision.  Notwithstanding anything to the contrary in Section 5.03(a), prior to the time, but not after, the Parent Requisite Vote is obtained, Parent and its Representatives may, in response to an unsolicited, bona fide written Parent Acquisition Proposal made after the date of this Agreement, (i) contact the Person who made such Parent Acquisition Proposal and its Representatives solely to clarify the terms and conditions thereof, and (ii) provide access to information regarding Parent or any of its Subsidiaries in response to a request therefor to the Person who made such Parent Acquisition Proposal and such Person’s Representatives; provided that such information has previously been, or is substantially concurrently, made available to the Company and that, prior to furnishing any such non-public information, Parent receives from the Person making such Parent Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that the Company is, concurrently with the entry by Parent or its Subsidiaries into such confidentiality agreement, released from any “standstill” or other similar obligations in the Confidentiality Agreement); provided, however, that if the Person making such Parent Acquisition Proposal is a competitor of Parent and its Subsidiaries, Parent shall not provide any information that in the good faith determination of Parent constitutes commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 5.03(b) other than in accordance with “clean room” or other similar procedures designed to limit any potential adverse effect on Parent from sharing such information; (iii) participate in any discussions or negotiations with any such Person and its Representatives regarding such Parent Acquisition Proposal, if, and only if, prior to taking any action described in clause (ii) or (iii) above, the Board of Directors of Parent determines in good faith after consultation with outside legal counsel that (A) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (B) based on the information then available and after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or could reasonably be expected to result in a Parent Superior Proposal; and (iv) refer any inquiring Person to the terms of this Section 5.03.

(c)            Notice.  Parent shall promptly notify the Company if (i) any inquiries, proposals or offers with respect to a Parent Acquisition Proposal are received by, (ii) any non-public information is requested in connection with any Parent Acquisition Proposal from, or (iii) any discussions or negotiations with respect to a Parent Acquisition Proposal are sought to be initiated or continued with, it, its Subsidiaries or any of their respective Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep the Company informed, on a reasonably current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in Parent’s intentions as previously notified.

(d)            Definitions.  For purposes of this Agreement:

“Parent Acquisition Proposal” means (i) any proposal or offer from any Person or group of Persons, other than the Company and its Subsidiaries, with respect to a merger, joint venture,

partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, extraordinary dividend, share exchange, business combination or similar transaction involving Parent or any of its Subsidiaries which (1) is structured to result in such Person or group of Persons (or their stockholders), directly or indirectly, acquiring beneficial ownership of 20% or more of Parent’s consolidated total assets (including equity securities of its Subsidiaries) or any class of Parent’s equity interests and (2) is expressly conditioned on the Transactions not being consummated, and (ii) any acquisition by any Person or group of Persons (or their stockholders) (other than the Company and its Subsidiaries) resulting in, or proposal or offer, which (1) if consummated would result in, any Person or group of Persons (or their stockholders) (other than the Company and its Subsidiaries) obtaining control (through Contract or otherwise) over or becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power of any class of equity securities of Parent, or 20% or more of the consolidated total assets (including equity securities of its Subsidiaries) of Parent, in each case other than the Transactions and (2) is expressly conditioned on the Transactions not being consummated.

“Parent Superior Proposal” means an unsolicited bona fide Parent Acquisition Proposal made after the date of this Agreement that would result in a Person or group (or their stockholders) becoming, directly or indirectly, the beneficial owner of, 60% or more of Parent’s consolidated total assets or more than 50% of the total voting power of the equity securities of Parent or the successor Person of Parent, that the Board of Directors of Parent has determined in its good faith judgment, after consultation with outside counsel and a financial advisor of nationally recognized reputation, would reasonably be expected to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person or group of Persons making the proposal, and, if consummated, would result in a transaction more favorable to Parent’s stockholders from a financial point of view than the Transactions (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 5.03(f) of this Agreement and the time likely to be required to consummate such Parent Acquisition Proposal).

(e)            No Parent Change in Recommendation or Alternative Parent Acquisition Agreement.  Except as permitted by Section 5.03(f), the Board of Directors of Parent and each committee of the Board of Directors of Parent shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the Company, the Parent Recommendation (it being understood that if any Parent Acquisition Proposal structured as a tender or exchange offer is commenced, the Board of Directors of Parent failing to recommend against acceptance of such tender or exchange offer by Parent’s stockholders within 10 business days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act shall be considered a modification adverse to the Company); (ii) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement referred to in Section 5.03(b) entered into in compliance with Section 5.03(b)) relating to any Parent Acquisition Proposal (an “Alternative Parent Acquisition Agreement”); or (iii) cause or permit Parent or any of its Subsidiaries to enter into an Alternative Parent Acquisition Agreement.

(f)            Fiduciary Exception to Parent Change in Recommendation Provision.  Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Parent Requisite Vote is obtained, (x) the Board of Directors of Parent may withhold, withdraw, qualify or modify the Parent Recommendation or recommend or otherwise declare advisable any Parent Acquisition Proposal made after the date of this Agreement that did not result from or in connection with a material breach of this Agreement, if (A) in the case of such an action taken in connection with a Parent Acquisition Proposal, the Parent Acquisition Proposal is not withdrawn and the Board of Directors of Parent determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal; and (B) in all cases, the Board of Directors of Parent determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law (a “Parent Change in Recommendation”, it being understood that (1) a customary “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not, in and of itself, constitute a Parent Change in Recommendation and (2) in no event shall a Sky Event be taken into consideration in such determination) and/or (y) Parent may terminate this Agreement in accordance with Section 7.04(c) and concurrently with such termination cause Parent to enter into an Alternative Parent Acquisition Agreement providing for a Parent Superior Proposal that did not result from or in connection with a material breach of this Agreement (a “Parent Superior Proposal Termination”); provided that no Parent Change in Recommendation and/or Parent Superior Proposal Termination may be made until after at least five business days following the Company’s receipt of written notice from the Parent advising that Parent’s Board of Directors intends to take such action and the basis therefor (which notice shall include a copy of any such Parent Superior Proposal and a copy of any relevant proposed transaction agreements, the identity of the party making such Parent Superior Proposal and the material terms thereof or, in the case of notice given other than in connection with a Parent Superior Proposal, a reasonably detailed description of the development or change in connection with which Parent’s Board of Directors has given such notice).  After providing such notice and prior to effecting such Parent Change in Recommendation and/or Parent Superior Proposal Termination, (x) Parent shall, during such five business day period, negotiate in good faith with the Company and its Representatives, to the extent the Company wishes to negotiate, with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by the Company, and (y) in determining whether it may still under the terms of this Agreement make a Parent Change in Recommendation and/or effect a Parent Superior Proposal Termination, the Board of Directors of Parent shall take into account any changes to the terms of this Agreement proposed by the Company and any other information provided by the Company in response to such notice during such five business day period.  Any amendment to the financial terms or conditions or other material terms of any Parent Acquisition Proposal will be deemed to be a new Parent Acquisition Proposal for purposes of this Section 5.03(f), including with respect to the notice period referred to in this Section 5.03(f), except that the five business day period shall be three business days for such purposes in any such case.

(g)            Limits on Release of Standstill and Confidentiality.  From the date of this Agreement until the Parent Requisite Vote is obtained, Parent shall not terminate, amend, modify or waive any provision of any “standstill” or similar obligation to which Parent or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by seeking injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof.  Notwithstanding anything to the contrary contained in this Agreement, Parent shall be permitted to terminate, amend, modify or waive any provision of any “standstill” or similar obligation of any Person if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its directors’ fiduciary duties under applicable Law; provided that Parent promptly advises the Company that it is taking such action and the identity of the party or parties with respect to which it is taking such action; provided, further, that the foregoing shall not restrict Parent from permitting a Person to orally request the waiver of a “standstill” or similar obligation.

(h)            Certain Permitted Disclosure.  Nothing contained in this Section 5.03 shall be deemed to prohibit Parent from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Parent Acquisition Proposal; provided that this paragraph (h) shall not be deemed to permit Parent or Parent’s Board of Directors to effect a Parent Change in Recommendation except in accordance with Section 5.02(f).

Section 5.04.          Information Supplied.  (a)  As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and file with the SEC a joint proxy statement and prospectus to be sent to the stockholders of the Company relating to the Company Stockholders Meeting and to the stockholders of Parent relating to the Parent Stockholders Meeting (the “Joint Proxy Statement”), and Parent shall prepare and file with the SEC the Registration Statement on Form S-4 to register under the Securities Act the issuance of shares of Parent Common Stock in connection with the Initial Merger (including the Joint Proxy Statement constituting a part thereof, the “S-4 Registration Statement”) and (ii) the Company shall promptly prepare and file with the SEC a registration statement to register under the Securities Act or the Exchange Act, as applicable, the SpinCo Common Stock to be distributed in the Distribution (the “SpinCo Registration Statement” and, together with the S-4 Registration Statement, the “Registration Statements”).  Parent and the Company each shall use its reasonable best efforts to have the Registration Statements declared effective under the Securities Act and the Exchange Act, as applicable, as promptly as practicable after such filing, including by taking the actions set forth on Schedule 5.04 of the Parent Disclosure Letter.  Promptly after the S-4 Registration Statement is declared effective under the Securities Act, the Company and Parent shall mail the Joint Proxy Statement to their respective stockholders.  The Company and Parent shall also use their respective reasonable best efforts to satisfy prior to the effective date of the S-4 Registration Statement all necessary state securities Law or “blue sky” notice requirements (if any) in connection with the Transactions and pay all expenses incident thereto.

(b)            No filing of, or amendment or supplement to, the S-4 Registration Statement will be made by Parent, no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by the Company or Parent and no filing of, or amendment or supplement to, the SpinCo Registration Statement will be made by the Company, in each case without providing the other party a reasonable opportunity to review and comment thereon (other than, in the case of the Joint Proxy Statement and the S-4 Registration Statement, any filing, amendment or supplement in connection with a Company Change in Recommendation or Parent Change in Recommendation).  Each of the Company and Parent shall promptly provide the other with copies of all such filings, amendments or supplements to the extent not readily publicly available.  Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other and provide such other assistance as may be reasonably requested by such other party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation of the Joint Proxy Statement, the S-4 Registration Statement, the SpinCo Registration Statement and the resolution of any comments to either received from the SEC.  If at any time prior to the receipt of the Company Requisite Vote or the Parent Requisite Vote, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the S-4 Registration Statement, the SpinCo Registration Statement or the Joint Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and the stockholders of Parent.  The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement, the S-4 Registration Statement, the SpinCo Registration Statement or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement, the S-4 Registration Statement, the SpinCo Registration Statement or the Transactions and (ii) all orders of the SEC relating to the S-4 Registration Statement or the SpinCo Registration Statement.  No response to any comments from the SEC or the staff of the SEC relating to the Joint Proxy Statement, the S-4 Registration Statement or the SpinCo Registration Statement will be made by the Company or Parent, in each case without providing the other party a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.  The Company and Parent will cause the Joint Proxy Statement and the S-4 Registration Statement, and the Company will cause the SpinCo Registration Statement, to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

Section 5.05.          Stockholders Meetings.  (a)  The Company will use, in accordance with applicable Law and the Company Charter and Company Bylaws, its reasonable best efforts to convene and hold a meeting of holders of Shares to consider and vote upon the adoption of this Agreement, the Distribution Merger Agreement and the Charter Amendments (the “Company Stockholders Meeting”) not more than 45 days after the date the S-4 Registration Statement is declared effective. Subject to the provisions of Section 5.02, the Company’s Board of Directors shall include the Company Recommendation in the Joint Proxy Statement and recommend at the Company Stockholders Meeting that the holders of Shares adopt this Agreement, the Distribution Merger Agreement and the Charter Amendments and shall use its reasonable best efforts to obtain and solicit such adoption.  Notwithstanding the foregoing, if on a date preceding the date on which or the date on which the Company Stockholders Meeting is scheduled, the Company reasonably believes that (i) it will not receive proxies representing the Company Requisite Vote, whether or not a quorum is present, or (ii) it will not have enough Shares represented to constitute a quorum necessary to conduct the business of the Company

Stockholders Meeting, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting as long as the date of the Company Stockholders Meeting is not postponed or adjourned more than an aggregate of 15 calendar days in connection with any postponements or adjournments in reliance on the preceding sentence.  In addition, notwithstanding the first sentence of this Section 5.05(a), the Company may postpone or adjourn the Company Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of the Company prior to the Company Stockholders Meeting.

(b)            Notwithstanding any Company Change in Recommendation, the Company shall nonetheless submit this Agreement, the Distribution Merger Agreement and the Charter Amendments to the holders of Shares for adoption at the Company Stockholders Meeting unless this Agreement is terminated in accordance with Article VII prior to the Company Stockholders Meeting.  Without the prior written consent of Parent, the adoption of the Charter Amendments, the Distribution Merger Agreement and this Agreement shall be the only matters (other than matters of procedure and matters required by Law to be voted on by the Company’s stockholders in connection therewith and the Transactions) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting.

(c)            Parent will use, in accordance with applicable Law and the certificate of incorporation and bylaws of Parent, its reasonable best efforts to convene and hold a meeting of stockholders to consider and vote upon the approval of the Stock Issuance (the “Parent Stockholders Meeting”) not more than 45 days after the date the S-4 Registration Statement is declared effective.  Subject to the provisions of Section 5.03, Parent’s Board of Directors shall include the Parent Recommendation in the Joint Proxy Statement and recommend at the Parent Stockholders Meeting that the stockholders of Parent approve the Stock Issuance and shall use its reasonable best efforts to obtain and solicit such approval.  Notwithstanding the foregoing, if on a date preceding the date on which or the date on which the Parent Stockholders Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies representing the Parent Requisite Vote, whether or not a quorum is present, or (ii) it will not have enough shares of Parent Common Stock represented to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders Meeting as long as the date of the Parent Stockholders Meeting is not postponed or adjourned more than an aggregate of 15 calendar days in connection with any postponements or adjournments in reliance on the preceding sentence.  In addition, notwithstanding the first sentence of this Section 5.05(c), Parent may postpone or adjourn the Parent Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Parent prior to the Parent Stockholders Meeting.

(d)            Notwithstanding any Parent Change in Recommendation, Parent shall nonetheless submit the approval of the Stock Issuance to its stockholders at the Parent

Stockholders Meeting unless this Agreement is terminated in accordance with Article VII prior to the Parent Stockholders Meeting.  Without the prior written consent of the Company, the approval of the Stock Issuance shall be the only matter (other than matters of procedure and matters required by Law to be voted on by Parent’s stockholders in connection with the approval of the Stock Issuance and the transactions contemplated hereby) that Parent shall propose to be acted on by the stockholders of Parent at the Parent Stockholders Meeting.

(e)            Each of the Company and Parent shall use their reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting, respectively, at the same time and on the same date as the other party.

Section 5.06.          Filings; Other Actions; Notification.  (a)  Cooperation.  (i)  The Company and Parent shall, subject to Sections 5.02 and 5.03, cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws and Orders to consummate and make effective the Mergers and the other Transactions prior to the Termination Date, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing as soon as reasonably practicable after the date of this Agreement the notifications, filings and other information required to be filed under the HSR Act or any Foreign Competition Laws with respect to the Transactions) and to obtain prior to the Termination Date all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Mergers or any of the other Transactions.  In furtherance and not in limitation of the covenants of the parties contained in this Section 5.06 (but subject to Section 5.06(b) below), each of the parties hereto shall use its reasonable best efforts to resolve prior to the Termination Date such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act, any other applicable Antitrust Laws or any Communications Laws with respect to the Transactions and effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the Transactions (including by defending any lawsuits or other legal proceedings by Governmental Entities, whether judicial or administrative, challenging this Agreement or the Transactions).  Subject to applicable Laws relating to the exchange of information, each of Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Mergers and the other Transactions.  To the extent permitted by applicable Law, each party shall provide the other with copies of all material written correspondence between it (or its advisors) and any Governmental Entity relating to the Mergers and the other Transactions and, to the extent reasonably practicable, all telephone calls and meetings with a Governmental Entity regarding the Transactions shall include representatives of Parent and the Company.  Parent and the Company shall coordinate with respect to Antitrust Laws and Communications Laws and with respect to the appropriate course of action with respect to obtaining the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the Transactions prior to the Termination Date.  In addition, the parties shall jointly develop, and each of the parties shall consult and reasonably cooperate with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law prior to their submission.  In furtherance of the foregoing and to the extent permitted by applicable Law, (A) each party shall notify the other, as far in advance as reasonably practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 5.06(a), (B) prior to submitting any such filing or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (C) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry, and (D) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Transactions, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto; provided that materials furnished pursuant to this Section 5.06 may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. In exercising the foregoing rights, the Company and Parent each shall act reasonably and as promptly as reasonably practicable.  Notwithstanding the foregoing, in the event of any dispute between the parties relating to the strategy or appropriate course of action or content of any submission made in connection with obtaining any clearances under applicable Antitrust Laws or Communications Laws with respect to the Transactions, the parties shall escalate such dispute to the general counsels of the Company and Parent for resolution. If such dispute is not resolved pursuant to the preceding sentence,  Parent shall have the right, in its sole discretion, to make the final determination with respect to such matter. The parties shall work in good faith, and each of the parties shall consult and reasonably cooperate in all respects with one another, to ensure the continued operation of any facilities or services made available by means of the RemainCo Communications Licenses.

(b)            Notwithstanding anything to the contrary in this Section 5.06(a) or any other provision of this Agreement, in no event shall Parent or its Subsidiaries (including, for purposes of this sentence, the Company and the Retained Subsidiaries, after giving effect to the Transactions) be required to agree to or accept (i) any prohibition of or limitation on its or their ownership of any portion of their respective businesses or assets, including after giving effect to the Transactions, (ii) any requirement to divest, hold separate or otherwise dispose of any portion of its or their respective businesses or assets, including after giving effect to the Transactions, (iii) any limitation on its or their ability to acquire or hold or exercise full rights of ownership of any capital stock of the Company or its Subsidiaries, including after giving effect to the Transactions, or (iv) any other limitation on its or their ability to, or the manner in which they, operate, conduct or exercise decision-making over their respective businesses, assets or operations, including after giving effect to the Transactions (any such action or limitation described in clauses (i) through (iv), a “Restriction”), other than Permitted Restrictions, which Permitted Restrictions Parent or its Subsidiaries shall be required to agree to (and if required in any jurisdiction, to offer to agree to) if and to the extent necessary to obtain, prior to the Termination Date, the Required Governmental Consents.  For purposes of this Agreement,

“Permitted Restrictions” shall mean (x) Restrictions of the type described in clauses (i), (ii) and (iii) of the definition thereof solely involving the business or assets described in Section 5.06(b)(i) of the Company Disclosure Letter (the “Specified Assets”), (y) Restrictions of the type described in clauses (i), (ii) and (iii) of the definition thereof solely involving the businesses or assets comprising the Retained Business, which, in the case of any businesses or assets of the Retained Business other than the Specified Assets, generated, in the aggregate, no more than (A) $500,000,000 of EBITDA less (B) the lesser of (1) the aggregate amount of EBITDA (including, if applicable, $0) attributable to any Specified Assets with respect to which Restrictions of the type described in clause (i), (ii) or (iii) of the definition thereof are being agreed to or accepted in obtaining the Required Governmental Consents and (2) $250,000,000 of EBITDA (any such Restrictions described in clauses (x) and (y), “Required Divestitures”) and (z) Restrictions of the type described in clause (iv) of the definition thereof which are applied solely against and solely involve and impact the operations, businesses and assets of the Retained Business (subject to Section 5.06(b) of the Parent Disclosure Letter) and the non-U.S. operations, businesses and assets of Parent and its Subsidiaries which Restrictions would not, individually or in the aggregate, including when taken together with the net incremental financial impact of Restrictions imposed with respect to a Sky Acquisition (other than any such Restrictions contemplated by the Secretary of State Undertakings, together with any impact or consequence thereof), have or reasonably be expected to have a Regulatory Adverse Impact.  For the avoidance of doubt, except as provided in clause (z) of the definition of Permitted Restrictions, Parent is not required to agree to or accept any Restriction that involves, applies to or impacts the operations, businesses or assets of Parent or any of its Affiliates other than Permitted Restrictions with respect to the Retained Business.  The Company and its Subsidiaries shall not agree to any such actions without the prior written consent of Parent which, subject to and without limiting Parent’s obligations under this Section 5.06, may be granted or withheld in Parent’s sole discretion.  For the purposes of this Section 5.06, “EBITDA” means (x) with respect to any business or asset set forth in Section 5.06(b)(ii) of the Company Disclosure Letter, the amount set forth therein with respect to such business or asset and (y) with respect to any other business or asset, the portion of the Company EBITDA generated by such business or asset.  “Company EBITDA” means the Company’s fiscal year ended June 30, 2017 revenues less operating expenses and selling, general and administrative expenses, as set forth in the Company’s Annual Report on Form 10-K for such fiscal year, including all allocations consistent with past Company operating and accounting practices, but excluding allocations of any items contained in the line item titled “Other, Corporate and Eliminations” as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017.  For the avoidance of doubt, the definition of Company EBITDA does not include amortization of cable distribution investments; depreciation and amortization; impairment and restructuring charges; equity (losses) earnings of affiliates; interest expense, net; interest income; other, net; income tax expense; loss from discontinued operations, net of tax; and net income attributable to noncontrolling interests, in each case, as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017. For purposes of this Section 5.06, “Regulatory Adverse Impact” means an impact on the financial condition, properties, assets, business or results of operations of the Retained Business and the non-U.S. operations, businesses and assets of Parent and its Subsidiaries, taken as a whole, that is both significant and adverse, measured on a scale relative to the size of the Retained Business, which determination may, in Parent’s sole discretion, take into account any reduction in revenue and/or cost synergies anticipated from the Mergers that results from the applicable Restrictions; provided that “the size of the Retained Business” shall be measured (i) if the Sky Acquisition is consummated, after giving effect to such consummation, (ii) to the extent that any revenue synergies are taken into account by Parent for purposes of determining whether a Regulatory Adverse Impact has occurred, after the inclusion of all revenue synergies anticipated from the Mergers and (iii) to the extent that any cost synergies are taken into account by Parent for purposes of determining whether a Regulatory Adverse Impact has occurred, after the inclusion of all cost synergies anticipated from the Mergers; provided, further, that any Restriction of the type described in clause (iv) of the definition thereof which prohibits Parent or any of its Subsidiaries (other than the Company or any of the Retained Subsidiaries) from licensing their content on an exclusive basis to any over-the-top streaming video on demand services owned or operated by Parent or any of its Subsidiaries in any market, other than a market that is de minimis, shall be deemed to be a Regulatory Adverse Impact.

(c)            Information.  The Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 Registration Statement, the SpinCo Registration Statement and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Mergers and the other Transactions.

(d)            Status.  The Company and Parent each shall keep the other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries from any third party and/or any Governmental Entity with respect to the Mergers and the other Transactions, other than immaterial communications.

Section 5.07.          Access; Consultation.  (a)  Upon reasonable notice, and except as may otherwise be required by applicable Law, the Company shall, and shall cause its Subsidiaries to, afford Parent’s Representatives reasonable access, during normal business hours during the period prior to the First Effective Time, to the Company’s and its Subsidiaries’ employees, properties, assets, books, records and contracts to the extent related to the Retained Business or the Transactions and, during such period, the Company and Parent shall, and shall cause their respective Subsidiaries to, (I) in the case of Parent, furnish promptly to the Company information concerning the Transactions as may be reasonably requested by Company, and (II) in the case of the Company, furnish promptly to Parent all information concerning the Retained Business or the Transactions as may reasonably be requested by Parent; provided that no investigation pursuant to this Section 5.07 shall affect or be deemed to modify any representation or warranty made by the Company or Parent; and provided, further, that the foregoing shall require neither the Company nor Parent to permit any invasive environmental sampling or any inspection or to disclose any information pursuant to this Section 5.07 to the extent that, in the reasonable good faith judgment of such party, (i) any applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (i) through (iii) of this Section 5.07(a),

Parent or the Company, as applicable, shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such inspection or disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege.  Any investigation pursuant to this Section 5.07 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the other party.  All requests for information made pursuant to this Section 5.07 shall be directed to (x) in the case of a request to the Company, an executive officer of the Company or such Person as may be designated by any such executive officer or (y) in the case of a request to Parent, an executive officer of Parent or such Person as may be designated by any such executive officer.

(b)            Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions.  Such material and the information contained therein shall be given only to the outside counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties.  All information exchanged pursuant to this Section 5.07 shall be subject to the Confidentiality Agreement.  To the extent that any of the information or material furnished pursuant to this Section 5.07 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege.  All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(c)            (i) Each of the Company and Parent shall give prompt notice to one another of any change, effect, circumstance or development that would reasonably be expected to result in a Company Material Adverse Effect or Parent Material Adverse Effect (as applicable), or of any reasonably likely failure of any condition to Parent’s or the Company’s obligations to effect the Mergers (as applicable) and (ii) the Company shall give reasonably prompt notice to Parent upon the receipt of any notice alleging a material breach or default under any Material Contract or Additional Contract; provided that any failure to give notice in accordance with the foregoing shall not in and of itself be deemed to constitute the failure of any condition set forth in Section 6.02(b) or Section 6.03(b) to be satisfied.

Section 5.08.          Stock Exchange Listing, De-listing and De-registration.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the

Initial Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the First Effective Time.  The Company shall take all actions necessary to permit the Shares and any other security issued by the Company or one of its Subsidiaries and listed on Nasdaq to be de-listed from Nasdaq and de-registered under the Exchange Act as soon as possible following the First Effective Time.  The Company shall use its reasonable best efforts to cause the shares of SpinCo Common Stock to be distributed in the Distribution to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the First Effective Time.

Section 5.09.          Publicity.  The initial press release with respect to the Transactions shall be a joint press release and thereafter the Company and Parent shall consult with each other prior to issuing or making, and provide each other the opportunity to review and comment on, any press releases or other public announcements with respect to the Transactions and any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (iii) any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 5.09, (iv) a public announcement of information contained in a public announcement previously consented to hereunder, (v) with respect to any Company Change in Recommendation made in accordance with this Agreement or Parent’s response thereto, (vi) with respect to any Parent Change in Recommendation made in accordance with this Agreement or the Company’s response thereto and (vii) any press release or public statement by the Company solely with respect to SpinCo or the SpinCo Business.

Section 5.10.          Employee Benefits.  (a) Parent agrees that each Company Employee who continues to remain employed with the Company or its Subsidiaries (each such employee, a “Continuing Employee”) shall, during the period commencing at the First Effective Time and ending at the end of the calendar year following the year in which the First Effective Time occurs (the “Continuation Period”), be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the First Effective Time, (ii) target annual cash bonus opportunities and target long-term incentive compensation opportunities that are no less favorable in the aggregate than the target annual cash bonus opportunities and target long-term incentive compensation opportunities provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the First Effective Time and (iii) other compensation and benefits (including retirement benefits) that are substantially comparable in the aggregate to the compensation and benefits (including retirement benefits) provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the First Effective Time.  Additionally, Parent agrees that each Continuing Employee shall, during the Continuation Period, be provided with severance benefits that are no less favorable than the severance benefits provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the First Effective Time; provided, however, that the Severance Plan (as defined in Section 5.01 of the Company Disclosure Letter) shall only remain in effect with respect to terminations that occur within the period specified in Section 5.01 of the Company Disclosure Letter.

(b)            Parent shall or shall cause the Initial Surviving Company to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Company Employees under the benefit plans provided for those employees except to the extent such condition or exclusion was applicable to an individual Company Employee prior to the First Effective Time.  With respect to the plan year during which the First Effective Time occurs, Parent shall provide each Company Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any Parent plan in which such Company Employee is eligible to participate following the Closing Date.

(c)            From and after the Closing Date, Parent shall or shall cause the Initial Surviving Company to, provide credit (without duplication) to Company Employees for their service recognized by the Company and its Subsidiaries as of the First Effective Time for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Company Plans, provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits for the same period of service for purposes of any frozen or discontinued Parent plan or any frozen or discontinued portion of a Parent plan or for purposes of benefit accrual under any defined benefit pension plan or retiree medical plan.

(d)            In the event that the Closing occurs prior to the Company paying annual incentives in respect of the fiscal year in which the Closing occurs, each participant in a Company Plan that is an annual cash incentive plan shall receive a cash bonus based on the achievement of the target level of performance, which bonus shall be prorated based on the number of days in the applicable performance period that have elapsed as of the Closing.  Any such bonus shall be paid, less any required withholding Taxes, as soon as practicable after the Closing Date.

(e)            Prior to making any written or material oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to the treatment of compensation or benefits in connection with the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on the communication.

(f)            Notwithstanding the foregoing, with respect to any Company Employee who is, or becomes, subject to a collective bargaining or similar agreement, all compensation and benefits treatment and terms and conditions of employment afforded to such Company Employee shall be provided in accordance with such collective bargaining agreement or other agreement with a labor union or like organization and the terms of this Section 5.10 shall not apply.

(g)            From and after the First Effective Time, Parent and its Subsidiaries (including the Final Surviving Entity and its Subsidiaries) shall honor all Company Plans in accordance with their terms as in effect immediately prior to the First Effective Time, including the Company’s Supplemental Executive Retirement Plan.  Notwithstanding the foregoing, no provision of this Agreement shall limit the ability of Parent and its Subsidiaries (including the Final Surviving Entity and its Subsidiaries) to provide compensation and benefits to Continuing

Employees in accordance with this Agreement through plans of Parent or its Subsidiaries after the First Effective Time.

(h)            The provisions of this Section 5.10 are solely for the benefit of the parties to this Agreement, and neither any union nor any current or former employee, nor any other individual associated therewith, is or shall be regarded for any purpose as a third party beneficiary to this Agreement.  Notwithstanding anything to the contrary in this Agreement (except to the extent provided in Section 8.08), no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Company Plan or any employee benefit plan of Parent, the Final Surviving Entity or any of their Affiliates, (ii) alter or limit the ability of Parent to amend, modify or terminate any Company Plan or any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this Section 5.10, (iv) prevent Parent, the Final Surviving Entity or any of their Affiliates, after the First Effective Time, from terminating the employment of any Company Employee or (v) be deemed to confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

Section 5.11.          Expenses.  Except as otherwise provided in Section 5.16 or in the Separation Principles, whether or not the Transactions are consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the Registration Statements and printing and mailing the Joint Proxy Statement and the Registration Statements shall be shared equally by Parent and the Company.

Section 5.12.          Indemnification; Directors’ and Officers’ Insurance.  (a)  From and after the First Effective Time, Parent shall, to the extent the Initial Surviving Company is permitted to by applicable Law, and shall cause, the Initial Surviving Company to, indemnify and hold harmless each present and former director and officer of the Company determined as of the First Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the First Effective Time (including this Agreement and the Transactions)), arising out of the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company or any of its Subsidiaries, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the First Effective Time, in each case, whether asserted or claimed prior to, at or after the First Effective Time, to the fullest extent permitted under Delaware Law, the Company Charter or Company Bylaws or comparable organizational or governing documents of a Company Subsidiary, in effect on the date of this Agreement to indemnify such Person and Parent  (to the extent it would be permitted if Parent were the Initial Surviving Company) and the Initial Surviving Company shall also advance expenses of such Persons as incurred to the fullest extent permitted under, and subject to the limitations in, applicable Law, the Company Charter or Company Bylaws or comparable organizational or governing documents of a Company Subsidiary.  Parent shall ensure that the organizational documents of the Initial Surviving Company shall, for a period of six years from and after the

First Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its Subsidiaries than are presently set forth in the Company Charter and Company Bylaws.  Any right of indemnification of an Indemnified Party pursuant to this Section 5.12 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(b)            Prior to the First Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Initial Surviving Company as of the First Effective Time to obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the First Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the First Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance.  If the Company and the Initial Surviving Company for any reason fail to obtain such “tail” insurance policies as of the First Effective Time, the Initial Surviving Company shall, and Parent shall cause the Initial Surviving Company to, continue to maintain in effect for a period of at least six years from and after the First Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Initial Surviving Company shall, and Parent shall cause the Initial Surviving Company to, purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the Company expend, or Parent or the Initial Surviving Company be required to expend, for such policies an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided further that if the premium for such insurance coverage exceeds such amount, Parent shall, or shall cause the Initial Surviving Company to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)            If Parent, the Initial Surviving Company or any of their successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Initial Surviving Company shall assume all of the obligations of Parent or the Initial Surviving Company set forth in this Section 5.12, as applicable.  From and after the Second Effective Time, all references in this Section 5.12 to the First Effective Time shall be deemed to refer to the Second Effective Time and all references to the Initial Surviving Company shall be deemed to refer to the Final Surviving Entity, mutatis mutandis.

(d)            The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.  The rights of each Indemnified Party under this Section 5.12 shall be in addition to any rights such individual may have under Delaware Law, any applicable indemnification agreement to which such Person is a party, the Company Charter or the Company Bylaws.

(e)            None of Parent, the Initial Surviving Company or the Final Surviving Entity shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing (such consent not to be unreasonably withheld or delayed) to such settlement, compromise or consent.  Parent shall, and shall cause its Subsidiaries to, cooperate in the defense of any such Proceeding for which indemnification could be sought by an Indemnified Party pursuant to this Agreement, the Company Charter, the Company Bylaws and any comparable organizational or governing documents of any of the Company’s Subsidiaries.

(f)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.12 is not prior to or in substitution for any such claims under such policies.

Section 5.13.          Takeover Statute.  If any Takeover Statute is or may become applicable to any of the Transactions, the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Transaction Documents and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 5.14.          Control of the Company’s or Parent’s Operations.  Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the First Effective Time.  Prior to the First Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

Section 5.15.          Section 16(b).  The Board of Directors of each of the Company and Parent (or, in each case, a duly authorized committee thereof) shall, prior to the First Effective Time, take all such actions as may be necessary or appropriate to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of Parent Common Stock (including derivative securities) in connection with the Transactions by each individual who is currently, or who will be immediately prior to the First Effective Time, a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.16.          Financing.  (a)  Upon the written request of Parent, the Company and its Subsidiaries (i) shall execute and deliver, or shall use reasonable best efforts to cause to be executed and delivered, at the Closing, such documents or instruments required for the due assumption of, and succession to, the Company’s and/or its Subsidiaries’ obligations under the

Company Indentures to the extent required by the terms of the Company Indentures, (ii) provide all assistance reasonably required by Parent in connection with obtaining the execution of such instruments by the other parties required to execute such instruments and take any actions reasonably requested by Parent (which shall not require any payment by the Company or its Subsidiaries) that are customary or necessary to facilitate the assumption, succession, satisfaction, discharge and/or defeasance of any of the Company’s and/or its Subsidiaries’ obligations under the Company Indentures pursuant to the applicable section of the applicable Company Indenture; provided that any such action described above shall not be required unless it can be and is conditioned on the occurrence of the Closing.

(b)            The Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to commence, as promptly as reasonably practicable, at Parent’s expense, after the receipt of a written request from Parent to do so, tender or exchange offers, and any related consent solicitations with respect to, any or all of the outstanding notes, debentures or other debt securities of the Company and/or its Subsidiaries outstanding under the Company Indentures on such terms and conditions as specified and reasonably requested by Parent following consultation with the Company and its legal counsel, and in compliance with all applicable terms and conditions of the Company Indentures and applicable Law (the “Debt Offers”); provided that (i) Parent shall have provided the Company with the offer to purchase, related letter of transmittal, and other related documents (collectively, the “Offer Documents”) and (ii) the closing of the Debt Offers shall be conditioned on the occurrence of the Closing.  The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to, and to cause their respective Representatives to, provide customary cooperation reasonably requested by Parent in connection with the Debt Offers and any related consent solicitations.  Parent shall only request the Company and its Subsidiaries to conduct any Debt Offer in compliance with the applicable rules and regulations of the SEC, including Rule 14e-1 under the Exchange Act, any other Law to the extent applicable in connection with the Debt Offers and the applicable Company Indenture.  Parent shall ensure that, at the First Effective Time, the Initial Surviving Company and the Final Surviving Entity shall have all funds necessary to pay any consideration required to be paid in connection with the Debt Offers on the Closing Date.  Parent shall cause the Initial Surviving Company to comply with all of its obligations under the Company Indentures.

(c)            In the event that the Company commences a Debt Offer, the Company covenants and agrees that, promptly following any related consent solicitation expiration date, assuming the requisite consents are received, each of the Company and its Subsidiaries as is necessary shall (and shall use their reasonable best efforts to cause the applicable trustee or agent to) execute a supplemental indenture or amendment to the applicable Company Indenture, which shall implement the amendments described in the Offer Documents, subject to the terms and conditions of this Agreement (including the conditions to the Debt Offers) and the applicable Company Indenture; provided that the effectiveness of any such supplemental indenture, amendment or other agreement shall be conditioned on the occurrence of the Closing.  Subject to the terms and conditions of the Debt Offer, concurrently with the Closing, Parent shall cause the Initial Surviving Company or the Final Surviving Entity, as applicable, to accept for payment and thereafter promptly pay for, any Indebtedness that has been validly tendered pursuant to and in accordance with the Debt Offers and not properly withdrawn using funds provided by Parent.

(d)            Parent shall prepare all necessary and appropriate documentation in connection with any Debt Offers, including the Offer Documents, and the Company shall have a reasonable opportunity to review and comment upon such documents.  The parties hereto shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the preparation of any Offer Documents or other appropriate documents; provided, however, that in no event shall the Company or its legal counsel be required to deliver an opinion with respect to a Debt Offer following the Closing or otherwise that in the reasonable opinion of the Company or its legal counsel does not comply with applicable Laws. The Company shall, to the extent requested, keep Parent reasonably informed regarding the status, results and timing of the Debt Offers.  If, at any time prior to the completion of the Debt Offers, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall use commercially reasonable efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company or its Subsidiaries to the holders of the applicable notes, debentures or other debt securities of the Company and/or its Subsidiaries outstanding under the applicable Company Indenture.  Notwithstanding anything to the contrary in this Section 5.16(d), the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to comply with the requirements of Rule 14e-1 under the Exchange Act and any other Law to the extent applicable in connection with the Debt Offers and such compliance will not be deemed a breach hereof.

(e)            In connection with any Debt Offer, Parent may select one or more dealer managers, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith and the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to enter into customary agreements with such parties so selected; provided that neither the Company nor any of its Subsidiaries shall be required to indemnify, defend or hold harmless, or pay the fees or reimburse the costs and expenses of, any such party, which indemnification, fee and reimbursement obligations shall be borne by Parent pursuant to separate agreements with such parties to which neither the Company nor any of its Subsidiaries shall be a party or have any obligations under.

(f)            If requested by Parent in writing, the Company and its Subsidiaries shall use reasonable best efforts to obtain customary payoff letters to be delivered at Closing and take any other actions reasonably requested by Parent that are reasonably necessary for the payoff and termination in full (with customary exceptions for contingent obligations thereunder that are not yet due and payable) of the Bridge Facility (if still effective) and the Revolving Facility (the payoff of such facilities, together, the “Debt Payoff”); provided that (i) any such action described above shall not be required unless it can be and is conditioned on the occurrence of the Closing, and (ii) at Closing Parent shall pay, or cause to be paid, any outstanding Indebtedness under the Bridge Facility and the Revolving Facility (subject to customary arrangements for any outstanding letters of credit).  The Company shall, and shall cause its applicable Subsidiaries to, use their respective reasonable best efforts to, and to cause their respective Representatives to, provide cooperation reasonably requested by Parent in connection with any Debt Payoff.

(g)            From and after the date of this Agreement, and through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article VII, the Company shall, and the Company shall cause each of its Subsidiaries and use reasonable best efforts to cause its and their Representatives (including their auditors) to, use their respective reasonable best efforts to provide such customary cooperation as is reasonably required by Parent in the arrangement of any bank debt financing or any capital markets debt financing (including providing reasonably available financial and other information regarding the Company and its Subsidiaries customarily included in marketing and offering documents and to enable Parent to prepare customary pro forma financial statements) for the purposes of financing any repayment or refinancing of debt contemplated by the Transaction Documents or required in connection with the Transactions (except any financing by SpinCo or the SpinCo Subsidiaries) and any other amounts required to be paid in connection with the consummation of the Transactions (collectively, the “Debt Financing”); provided, however, that no obligation of the Company or any of its Subsidiaries under such Debt Financing shall be effective prior to the Closing.

(h)            Parent shall indemnify and hold harmless the Company and each of its Subsidiaries and their respective Representatives (the “Section 5.16 Indemnitees”) from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with any and all of the matters contemplated by this Section 5.16 (other than arising from fraud or intentional misrepresentation on the part of the Company or its Subsidiaries and other than Section 5.16(j)), whether or not the Transactions are consummated or this Agreement is terminated.  Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 5.16 (other than Section 5.16(j)), whether or not the Transactions are consummated or this Agreement is terminated.

(i)            The Company agrees that, from and after January 1, 2018 and prior to the First Effective Time, the Company and each of its Subsidiaries shall not file any registration statement (other than (i) registration statements on Form S-8, (ii) prospectus supplements to existing registration statements, (iii) the Registration Statements and (iv) registration statements with respect to Indebtedness incurred in compliance with Section 5.01(b)(iv) (including the Bridge Facility)) or consummate any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act; provided that, a reasonable amount of time prior to the offering of any securities (other than on Form S-8) expected to be issued in a registered transaction or which require registration, the Company will consult with Parent and consider in good faith the suggestions of Parent that are designed to permit such offering to be completed without registration under the Securities Act.

(j)            From and after the date of this Agreement, and through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article VII, Parent shall, and Parent shall cause each of its Subsidiaries and use reasonable best efforts to cause its and their Representatives to, use their respective reasonable best efforts to provide such customary cooperation as reasonably required by the Company in the arrangement of any capital markets debt financing (including providing reasonably available financial and other information regarding Parent and its Subsidiaries customarily included in marketing and offering documents and to enable the Company to prepare customary pro forma financial statements and, in respect of such pro forma financial statements, only to the extent reasonably required by the applicable underwriters, initial purchasers or placement agents in such financing) for the purposes of financing any repayment, replacement or refinancing of the Bridge Facility, including commitments thereunder, or other Indebtedness in connection with a Sky Acquisition. The Company shall indemnify and hold harmless Parent and each of its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with any and all of the matters contemplated by this Section 5.16(j) (other than arising from fraud or intentional misrepresentation on the part of Parent or its Subsidiaries) whether or not the Transactions are consummated or this Agreement is terminated.  The Company shall, promptly upon request by Parent, reimburse Parent for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by Parent or its Subsidiaries in connection with this Section 5.16(j), whether or not the Transactions are consummated or this Agreement is terminated.

(k)            Notwithstanding the foregoing, nothing in this Section 5.16 shall require cooperation by any party to the extent it would (i) unreasonably disrupt the ordinary conduct of the business or operations of such party or its Subsidiaries, (ii) require such party to agree to pay any fees, reimburse any expenses or otherwise incur any actual or potential liability or give any indemnities prior to the Closing (unless the other party reimburses or is required to reimburse or indemnify such party pursuant to this Agreement or otherwise agrees to do so), (iii) require such party or its Subsidiaries to take any action that would reasonably be expected, in the reasonable judgment of such party, after consultation with its legal counsel, to conflict with, or result in any violation or breach of, any applicable Laws or Orders binding on such party or its Subsidiaries or (iv) require such party to (A) pass resolutions or consents, approve or authorize the execution of, or execute, any document, agreement, certificate or instrument or take any other corporate action with respect to any financing, and, in the case of the Company and its Subsidiaries, that is not contingent on the Closing or that would be effective prior to the First Effective Time or (B) provide or cause its legal counsel to provide any legal opinions that are not required in connection with any financing.  Each of the parties hereto acknowledges and agrees that any access or information contemplated to be provided by the other party or any of its Subsidiaries pursuant to this Section 5.16 shall, to the extent such information constitutes material non-public information of such other party, only be provided to another Person if such other Person affirmatively agrees to maintain the confidentiality of such information and to comply with all federal and state securities Laws applicable to such information.

(l)            The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to cause SpinCo to arrange and obtain Indebtedness in a principal amount sufficient to finance the Dividend; provided that the Company and SpinCo shall not be required to incur such Indebtedness unless the incurrence thereof is concurrent with and subject to the Closing.

(m)            The parties hereto acknowledge and agree that the provisions of this Section 5.16 shall not create any independent conditions to Closing.

Section 5.17.          Approval by Sole Stockholder of Corporate Sub and Sole Member of Merger LLC.  Immediately following the execution and delivery of this Agreement by the parties hereto, (a) Parent, as sole stockholder of Corporate Sub, shall adopt this Agreement and approve the Initial Merger, in accordance with Delaware Law, by written consent, and (b) Parent, as sole member of Merger LLC, shall approve and adopt this Agreement and approve the Subsequent Merger, in accordance with Delaware Law, by written consent.

Section 5.18.          Dividends.  The Company shall coordinate with Parent the declaration, setting of record dates and payment dates of cash dividends on Shares so that holders of Shares do not receive regular dividends on both Shares and Parent Common Stock received in the Initial Merger in respect of the same portion of any calendar year or fail to receive a regular dividend on either Shares or Parent Common Stock received in the Initial Merger in respect of a portion of any calendar year for which a regular dividend would have otherwise been paid.

Section 5.19.          Voting of Shares.  Parent shall vote, or cause to be voted, any Shares owned by it or any of its Subsidiaries (other than, for the avoidance of doubt, any such Shares held by any employee benefit plan of Parent or any of its Subsidiaries or any trustee or other fiduciary in such capacity under any employee benefit plan) in favor of adoption of this Agreement at the Company Stockholders Meeting.  The Company shall vote, or cause to be voted, any shares of Parent Common Stock owned by it or any of its Subsidiaries (other than, for the avoidance of doubt, any such shares of Parent Common Stock held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee or other fiduciary in such capacity under any employee benefit plan) in favor of approval of the Stock Issuance at the Parent Stockholders Meeting.

Section 5.20.          Voting Agreement.  The Company shall instruct its transfer agent not to register the transfer of any Covered Shares (as defined in the Voting Agreement) made or attempted to be made in violation of the Voting Agreement.

Section 5.21.          Further Definitive Agreements.  (a) Separation Agreements.

(i)            Promptly following execution of this Agreement, the Company and Parent and their respective counsel will prepare a definitive Separation Agreement and Tax Matters Agreement (A) on terms that are as provided in the Separation Principles, the Tax Matters Agreement Principles and this Agreement and (B) with respect to terms that are not provided in the Separation Principles, the Tax Matters Principles or this Agreement, on terms that are customary for agreements of this nature.  The Company agrees to, and shall cause SpinCo to, execute the Separation Agreement and the Tax Matters Agreement on the terms mutually agreed with Parent or on the terms finally decided pursuant to an arbitration proceeding in accordance with this Section 5.21(a).

(ii)            The Company and Parent shall use reasonable best efforts and shall cooperate in good faith to finalize the terms of the Separation Agreement and the Tax Matters Agreement within 150 days of the date hereof.

(iii)            If the terms of the Separation Agreement or the Tax Matters Agreement are not finalized and mutually agreed with Parent within 150 days of the date hereof, the finalization of such terms shall be escalated to appropriate senior executive officers of each of the Company and Parent for resolution.

(iv)            If the terms of the Separation Agreement or the Tax Matters Agreement are not finalized and mutually agreed with Parent within 180 days of the date hereof, the Company and Parent shall, within 210 days of the date hereof, each select one arbitrator to resolve any remaining disputed terms. The two arbitrators so selected shall select a third arbitrator, who will chair the panel. If the two selected arbitrators fail to agree upon the selection of a third arbitrator, the two selected arbitrators will agree to a list of no less than three and no more than five candidates to chair the panel, and JAMS will select an arbitrator from such list to chair the panel. Each such arbitrator must be an attorney with significant experience in negotiating complex commercial transactions or a judge seated on, or retired from, a Federal Court of the United States of America sitting in the State of New York, the commercial division of the New York State Supreme Court or the Court of Chancery for the State of Delaware. Each arbitrator will be neutral and independent of each party.  The seat of the arbitration will be New York, New York.

(v)            Within 15 days of the selection of an arbitration panel in accordance with Section 5.21(a)(iv), the Company and Parent will submit to the arbitrators the most recent drafts of the Separation Agreement and/or Tax Matters Agreement reflecting the status of the parties’ negotiations and a list of open issues and written descriptions of each party’s position with respect to each open issue. The arbitrators will also hold a telephone or in-person one-day hearing promptly after submission of such materials. The arbitrators shall within 15 days of the receipt of such material render a decision with respect to each point of disagreement between the parties.  Such decision will be binding and nonappealable and sufficiently clear to allow the parties to draft the disputed provisions of the applicable agreement. The parties will, and the Company will cause SpinCo to, finalize any remaining such agreement and execute the Separation Agreement and/or Tax Matters Agreement as promptly as practicable following the arbitrator’s decision but in no event later than the Separation.

(vi)            The selected arbitrators will be bound by the rules of JAMS (to the extent not inconsistent with this Section 5.21(a)) and agree to abide by the provisions of this Section 5.21(a). Each arbitrator will render his or her decision based primarily on the terms set forth in the Separation Principles and this Agreement and secondarily on customary provisions for agreements of this nature.

(b)            Commercial Agreements.

(i)            Promptly following execution of this Agreement, the Company and its counsel will prepare initial drafts of the definitive Commercial Agreements (A) on terms that are as provided in the Commercial Term Sheets and (B) with respect to terms that are not provided in the Commercial Term Sheets or this Agreement, on economic terms consistent with the Company Overview Presentation and otherwise on terms that are customary in the industry for arrangements of a similar nature.  The Company agrees to, and shall cause SpinCo to, execute the Commercial Agreements on the terms mutually agreed with Parent or on the terms finally decided pursuant to an arbitration proceeding in accordance with this Section 5.21(b).

(ii)            The Company and Parent shall use reasonable best efforts and shall cooperate in good faith to finalize the terms of the Commercial Agreements within 150 days of the date hereof.

(iii)            If the terms of the Commercial Agreements are not finalized and mutually agreed with Parent within 150 days of the date hereof, the finalization of such terms shall be escalated to appropriate senior executive officers of each of the Company and Parent for resolution.

(iv)            If the terms of any Commercial Agreement are not finalized and mutually agreed with Parent within 180 days of the date of this Agreement, each of the parties shall, within 210 days of the date hereof, select one arbitrator to resolve any remaining disputed terms.   The two arbitrators so selected shall select a third arbitrator, who will chair the panel. If the two selected arbitrators fail to agree upon the selection a third arbitrator, the two selected arbitrators will agree to a list of no less than three and no more than five candidates to chair the panel, and JAMS will select an arbitrator from such list to chair the panel. The chair will be neutral and independent of each party. The seat of the arbitration will be Los Angeles, California.

(v)            Within 15 days of the selection of an arbitration panel in accordance with Section 5.21(b)(iv), the parties will submit to the arbitrators their proposed version of each Commercial Agreement in dispute and a written briefing of no more than 20 pages. The arbitrators will also hold a telephonic or in-person one-day hearing promptly after submission of such materials. The arbitration panel shall take into account contractual obligations to third parties, if any.  With respect to each such Commercial Agreement, the arbitrators shall within 15 days of the hearing render a decision selecting either the version submitted by Parent or the version submitted by the Company as the final agreement to be executed by the parties thereto.  Such decision will be binding and nonappealable. The parties will, and the Company will cause SpinCo to, execute the Commercial Agreements selected by the arbitrators as promptly as practicable following the arbitrator’s decision but in no event later than the Separation.

(vi)            The selected arbitrators will be bound by the rules of JAMS (to the extent not inconsistent with this Section 5.21(b) and agree to abide by the provisions of this Section 5.21. Each arbitrator will render his or her decision based primarily on the terms set forth in the Commercial Term Sheets and secondarily on the basis of what is reasonable and customary in the relevant industries for agreements of the same type as the relevant Commercial Agreement. The arbitrators shall apply the substantive law of the State of California.

(vii)            Any further disputes under a Commercial Agreement that was the subject of such arbitration shall be subject to further arbitration consistent with the principles set forth herein, including, to the extent practicable, with the same arbitration panel.

(c)            Step Plan.

(i)            No later than 60 days after the date hereof, the Company shall deliver to Parent a preliminary step plan that sets forth, in reasonable detail, the restructuring steps proposed to be taken in connection with or in anticipation of the Separation and the intended U.S. federal income tax consequences of such restructuring steps (the “Preliminary Step Plan”).  Following the receipt by Parent of the Preliminary Step Plan, and in connection with Parent’s review thereof, the Company and Parent shall (1) cooperate in accordance with Section 5.21(c)(ii) and (2) work together in good faith to develop an amended Preliminary Step Plan, which shall (A) reflect any modifications agreed upon by the parties hereto, (B) be consistent with the Separation Principles and (C) incorporate the resolution of any dispute with respect to the Preliminary Step Plan in accordance with Section 5.21(c)(iii) (such amended Preliminary Step Plan, the “Amended Step Plan”).  The Company shall deliver a draft of the Amended Step Plan to Parent no later than 60 days following the delivery of the Preliminary Step Plan.  Parent shall promptly, and in no event later than 30 days following its receipt of the Amended Step Plan, notify the Company in writing of any dispute in connection with the Amended Step Plan, which dispute the parties hereto shall promptly resolve in accordance with Section 5.21(c)(iii).  In the event that (1) Parent timely delivers such notice, any disputed matter reflected in the Amended Step Plan shall be determined in accordance with Section 5.21(c)(iii) or (2) Parent does not timely deliver such notice, the Amended Step Plan shall be deemed acceptable to Parent (the Amended Step Plan, as finally determined, the “Final Step Plan”).  The Company and Parent shall work together in good faith to update the Final Step Plan from time to time to reflect any agreed-upon modifications thereto.  The Company shall, and shall cause its Subsidiaries to, effect the Separation in accordance with the Final Step Plan.

(ii)            The Company agrees to (1) furnish Parent, in a timely manner, with any information, documents, work papers and other materials as Parent may reasonably request for purposes of reviewing the restructuring steps, intended Tax treatment and other items in the Preliminary Step Plan, the Amended Step Plan or the Final Step Plan, (2) make its employees, representatives and advisors available during normal business hours to provide explanations of such information, documents, work papers and other materials as may be requested in connection with clause (1) hereof and (3) reasonably cooperate in connection with any such matter.

(iii)            The parties hereto agree to cooperate in good faith to resolve any dispute involving any matter with respect to the Preliminary Step Plan, the Amended Step Plan or the Final Step Plan (a “Step Plan Dispute”).  If any Step Plan Dispute relates to the proper application of Tax Law, the Company shall be permitted to resolve such dispute with the delivery of, and in accordance with, an opinion, at a “should” level or higher, from Skadden. If any Step Plan Dispute relates to a non-Tax matter, such dispute shall be decided pursuant to an arbitration proceeding in accordance with Section 5.21(a). The Company shall reflect in the Amended Step Plan or the Final Step Plan, as applicable, the resolution of any dispute in accordance with this Section 5.21(c)(iii) or Section 5.21(a) as applicable.

(d)            Distribution Merger Agreement.  Promptly following execution of this Agreement, subject to the approval of the Board of Directors of the Company within 90 days after the date of this Agreement, the Company shall prepare, execute and deliver the Distribution Merger Agreement in a form mutually agreed with Parent.

Section 5.22.         Hook Stock.  (a)  It is the intention of the parties hereto that none of Parent, the Company or any Subsidiary of Parent or the Company incur any Tax liability, whether current or deferred, arising from or with respect to the Shares owned by Subsidiaries of the Company (the “Hook Stock”) as a result of or in connection with the Transactions (a “Hook Stock Tax”).

(b)            Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact (taking into account the terms contained in the Commercial Term Sheets, this Agreement and the terms of any other agreements or arrangements as described in the Separation Principles) that could reasonably be expected to prevent the condition in Section 6.02(d)(i) from being satisfied.  Parent is making the foregoing representation and warranty after consultation with its Tax counsel and with full knowledge of the terms of this Agreement, the Commercial Term Sheets and the Separation Principles.

(c)            Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact (taking into account the terms contained in the Commercial Term Sheets, this Agreement and the terms of any other agreements or arrangements as described in the Separation Principles) that could reasonably be expected to prevent the condition in Section 6.02(d)(i) from being satisfied.  The Company is making the foregoing representation and warranty after consultation with its Tax counsel and with full knowledge of the terms of this Agreement, the Commercial Term Sheets and the Separation Principles.

(d)            The Company shall cooperate with Parent and use its reasonable best efforts, in connection with the Separation, to minimize the amount of any Hook Stock Tax and to consider in good faith potential transactions to eliminate all or a portion of the Hook Stock (such potential transactions, the “Hook Stock Elimination”).  Such cooperation and reasonable best efforts shall include:

(i)            providing Parent with reasonable access to the Company’s and its Subsidiaries’ employees, Tax advisors, books and records, in each case to the extent relevant to matters relating to the Hook Stock;

(ii)            promptly responding to and evaluating such proposals and alternative structures as Parent and its Tax advisors may from time to time develop for accomplishing the Hook Stock Elimination;

(iii)            requesting such approvals or rulings from Governmental Entities as Parent may reasonably request in connection with the Hook Stock Elimination (except to the extent submitting such request would reasonably be expected to subject the Company or an applicable Subsidiary thereof to legal sanctions); and

(iv)            cooperating with Parent in such approvals or rulings from Governmental Entities or opinions from Tax advisors as Parent may itself seek in connection with the Hook Stock Elimination, including by executing such certificates and letters of representation as Parent or Parent’s Tax counsel may reasonably request (except to the extent the Company in good faith believes it is unable to make truthfully the certifications or representations contained therein).

(e)            The Company shall take any action reasonably requested by Parent in writing to effect the Hook Stock Elimination.  The Company shall not effect the Hook Stock Elimination or otherwise transfer, dispose of, redeem, convert, alter the terms of or take any action that would reasonably be expected to cause any taxable event with respect to the Hook Stock without the prior written consent of Parent (which may be granted or withheld at Parent’s sole discretion).

(f)            If the Company undertakes any action pursuant to the written direction or request of Parent in accordance with Section 5.22(e), then Parent shall indemnify, defend and hold harmless each of the Company, SpinCo and their respective Subsidiaries (the “Hook Stock Indemnitees”) for the excess, if any, of (i) the amount of Taxes incurred by such Hook Stock Indemnitee in any taxable period, including as a result of the receipt of any indemnification payment pursuant to this Section 5.22(f), over (ii) the amount of Taxes that would have been incurred by such Hook Stock Indemnitee in such taxable period assuming no such action had been taken (such excess, a “Hook Stock Restructuring Tax”).

(g)            Each of the parties shall use its reasonable best efforts to cause Parent to receive the Hook Stock Legal Comfort and to obtain the Australian Private Rulings.  Such reasonable best efforts shall include delivering letters of representation and other certifications and other documents reasonably requested in connection with the Hook Stock Legal Comfort and the Australian Private Rulings and refraining from taking action that could reasonably be expected to prevent Parent from receiving the Hook Stock Legal Comfort or the Australian Private Rulings.  If either party discovers, after the date of this Agreement, any fact that could reasonably be expected to prevent Parent from receiving the Hook Stock Legal Comfort (other than the Hook Stock Elimination), then (i) such party shall, as soon as possible, notify and consult the other party and (ii) the parties shall cooperate in good faith and exercise their reasonable best efforts to effect the Transactions using an alternative structure, which the parties acknowledge may require amending the terms of this Agreement, that would permit Parent’s receipt of the Hook Stock Legal Comfort or result in the Hook Stock Elimination.  Beginning on the date that is 90 days following the date on which the S-4 Registration Statement becomes effective, and every 90 days thereafter until the earlier of the consummation of the Hook Stock Elimination or the Initial Merger, Parent shall deliver to the Company, and the Company shall deliver to Parent, a certificate, in form and substance reasonably satisfactory to the recipient, stating (i) in the case of the certificate of the Company, that the representation set forth in Section 5.22(c) is true and correct as if made on the date of such certificate and (ii) in the case of the certificate of the Parent, (1) that the representation set forth in Section 5.22(b) is true and correct as if made on the date of such certificate and (2) that it has consulted with Greenwoods &

Herbert Smith Freehills Pty Limited (“Greenwoods”) and Cravath, Swaine & Moore LLP (“Cravath”) and each of Greenwoods and Cravath has indicated that it expects the condition set forth in Section 6.02(d)(i) to be satisfied as it relates to the opinion it will deliver.

Section 5.23.          Tax Calculation Principles; Tax Cooperation.  (a)  Within 60 days of the date hereof, the Company shall deliver to Parent a schedule that sets forth, in reasonable detail, the tax basis of the stock of (i) NWCG Holdings Corporation and (ii) New World Communications Group Incorporated, in each case owned by Fox Television Holdings LLC (such basis, collectively, the “NW Stock Tax Basis”, and such schedule, the “NW Stock Tax Basis Schedule”).  Parent shall promptly, but in no event later than 30 days following the receipt of the NW Stock Tax Basis Schedule, notify the Company in writing of any dispute in connection with such NW Stock Tax Basis Schedule. In the event that (i) Parent timely delivers such notice, the amount of the NW Stock Tax Basis shall be determined in accordance with Section 5.23(d) or (ii) Parent does not timely deliver such notice, the NW Stock Tax Basis set forth in NW Stock Tax Basis Schedule shall be deemed finally determined (the NW Stock Tax Basis, as finally determined, the “Final NW Stock Tax Basis”).

(b)            Following the date hereof, the parties hereto shall, and shall cause their respective representatives to, work together in good faith to develop an initial Projected Transaction Tax Model that computes the amount of the Transaction Tax and SpinCo Operational Tax, in each case expected to be incurred (the “Initial Tax Model”).  The parties hereto shall, or shall cause their respective representatives to, meet within 30 days from the date hereof to begin such process and continue to work collaboratively to develop the Initial Tax Model expeditiously. The Company shall deliver to Parent a draft of the Initial Tax Model no later than 180 days from the date hereof.  The Initial Tax Model shall be computed in accordance with the Company’s past practice with respect to items or Tax positions modeled therein and the Tax treatment set forth in the Preliminary Step Plan, the Amended Step Plan or the Final Step Plan, as applicable.  Following the receipt by Parent of the Initial Tax Model, and in connection with Parent’s review thereof, the Company and Parent shall (i) cooperate in accordance with Section 5.23(c) and (ii) work together in good faith to develop an amended Projected Transaction Tax Model, which shall reflect (x) the resolution of any dispute with respect to the Initial Tax Model in accordance with Sections 5.23(b) or 5.23(d), (y) any correction of inaccuracies identified in the Initial Tax Model and (z) updated estimates and projections (such amended Projected Transaction Tax Model, the “Amended Tax Model”). The Company shall deliver a draft of the Amended Tax Model to Parent no later than 60 days following the delivery of the Initial Tax Model. Parent shall promptly, and in no event later than 30 days following its receipt of the Amended Tax Model, notify the Company in writing of any dispute in connection with the Amended Tax Model, which dispute the parties hereto shall promptly resolve in accordance with Section 5.23(d).  In the event that (i) Parent timely delivers such notice, any disputed item reflected in the Amended Tax Model shall be determined in accordance with Section 5.23(d) or (ii) Parent does not timely deliver such notice, the Amended Tax Model shall be deemed acceptable to Parent (the Amended Tax Model, as finally determined, the “Closing Tax Model”).  The Company and Parent shall work together in good faith to update the Closing Tax Model as appropriate in anticipation of the Closing, and any disputes with respect thereto shall be resolved by the Tax Referee in accordance with Section 5.23(d); provided, however, that all such updates must be made, and all such disputes must be resolved, no later than three business days prior to the Closing Date (the “Tax Model Cutoff Date”). The Closing Tax Model, as updated, shall include final estimates of all the items comprising the Transaction Tax (other than the SpinCo Equity Value and any tax basis attributable to the Cash Payment) no later than the Tax Model Cutoff Date and, except with respect to the SpinCo Equity Value and any tax basis attributable to the Cash Payment, shall be the basis upon which the Transaction Tax is calculated.

(c)            The Company agrees to (i) furnish Parent, in a timely manner, with any information, documents, work papers (including “dynamic” versions), Tax Returns (including XML files)and other materials as Parent may reasonably request for purposes of calculating the Transaction Tax, verifying any item reflected in a Projected Transaction Tax Model or verifying the NW Stock Tax Basis, including providing Parent with any reasonably requested information or explanations of items or Tax positions reflected in the Initial Tax Model, the Amended Tax Model or the Closing Tax Model, (ii) make its employees, representatives and advisors available during normal business hours to provide explanations of documents, work papers, materials and such other information as may be requested in connection with clause (i) above, and (iii) reasonably cooperate in connection with any such matter.

(d)            The parties hereto agree to cooperate and negotiate in good faith to resolve any dispute involving any item reflected in a Projected Transaction Tax Model (a “Tax Dispute”).  If any Tax Dispute relates to the proper application of Law, the Company shall be permitted to resolve such dispute with the delivery of, and in accordance with, an opinion, at a “should” level or higher, from Skadden.  If the parties hereto are unable to resolve any such Tax Dispute through good faith negotiations or with the delivery of an opinion in accordance with this Section 5.23(d) within 30 days (or such longer period as Parent and the Company shall mutually agree in writing) of the occurrence of such Tax Dispute, Parent and the Company shall promptly submit such Tax Dispute to Deloitte & Touche LLP (the “Tax Referee”). The Tax Referee shall promptly, and in any event within 30 days of the receipt of any Tax Dispute (or sooner as the context may require), make a determination in connection with any such Projected Transaction Tax Model item that is the subject of the Tax Dispute.  The parties hereto shall respond promptly to any reasonable request made by the Tax Referee for information, documentation or other relevant materials. The decisions of the Tax Referee shall be final, conclusive and binding. The fees and expenses of the Tax Referee shall be borne equally by Parent and the Company.

(e)            Each of the parties hereto shall use its reasonable best efforts to reduce the amount of any Spin Tax.

(f)            As used in this Agreement, the following terms have the following meanings:

 (i)            Transaction Tax.

“Transaction Tax” means the sum of (i) the Spin Tax, (ii) the Closing Date Company Divestiture Tax, (iii) the Unfunded SpinCo Operational Tax and (iv) any Final Company Divestiture Tax Prepayment; provided, however, that the Transaction Tax shall be reduced by any portion of the Transaction Tax (determined without regard to this proviso) that will be imposed on SpinCo or its Subsidiaries on a separate basis following the Closing Date.

 (ii)            SpinCo Operational Tax.

“SpinCo Operational Tax” means the excess, if any, of the Aggregate Operational Tax over the Retained Business Operational Tax; provided, however, that the SpinCo Operational Tax shall be reduced by any portion of the SpinCo Operational Tax (determined without regard to this proviso) that will be imposed on SpinCo or its Subsidiaries on a separate basis following the Closing Date.

“Aggregate Operational Tax” means the amount of Taxes that would have been imposed on the Company and its Subsidiaries for all taxable periods or portions thereof beginning on or after the date hereof and ending on the Closing Date assuming that the Transactions had not occurred.

“Retained Business Operational Tax” means the amount of Taxes that would have been imposed on the Company and its Subsidiaries for all taxable periods or portions thereof beginning on or after the date hereof and ending on the Closing Date assuming that (i) the Transactions had not occurred, (ii) all operations of the SpinCo Business had ceased on the beginning of the date hereof and (iii) any non-Tax cost or expense economically borne by SpinCo in accordance with the Separation Principles was not incurred.

“Unfunded SpinCo Operational Tax” has the meaning set forth in the Separation Principles.

 (iii)            Spin Tax.

“Spin Tax” means the excess, if any, of (i) the amount of Taxes, based on the SpinCo Enterprise Value, that would have been imposed on the Company and its Subsidiaries for all taxable periods or portions thereof beginning on or after the date hereof and ending on the Closing Date assuming (A) no Required Divestitures had occurred and (B) the Cash Payment (to the extent made) increases SpinCo’s tax asset basis dollar-for-dollar over (ii) the Aggregate Operational Tax; provided, however, that the Spin Tax shall not include any Hook Stock Tax or Hook Stock Restructuring Tax.

 (iv)            Company Divestiture Tax.

“Closing Date Company Divestiture Tax” means one-half of the excess, if any, of (i) the amount of Required Pre-Closing Divestiture Tax and Required Post-Closing Divestiture Tax over (ii) $1,500,000,000; provided, however, that the Closing Date Divestiture Tax shall not exceed $1,750,000,000.

“Required Pre-Closing Divestiture Tax” means the excess, if any, of (i) the amount of Taxes imposed on the Company and its Subsidiaries for all taxable periods or portions thereof beginning on or after the date hereof and ending on the Closing Date over (ii) the amount of Taxes that would have been imposed on the Company and its Subsidiaries for all such taxable periods or portions thereof assuming that no Required Divestitures had occurred.

“Required Post-Closing Divestiture Tax” means an amount equal to (a) the gain expected to be recognized by Parent and its Subsidiaries on all Required Divestitures that are expected to occur after Closing other than Post-Closing Consent Decree Divestitures multiplied by (b) the Post-Closing Tax Rate.

“Final Company Divestiture Tax” means one-half of the excess, if any, of (i) the sum of (A) the Required Pre-Closing  Divestiture Tax, (B) the Required Post-Closing Divestiture Tax and (C) the Post-Closing Consent Decree Divestiture Tax over (ii) $1,500,000,000; provided, however, that the Final Company Divestiture Tax shall not exceed $1,750,000,000.

“Post-Closing Consent Decree Divestitures” means all Required Divestitures that (a) are not subject to binding contracts that include a fixed price as of the Tax Model Cutoff Date and (b) will occur after the Closing Date pursuant to consent decrees issued by Governmental Entities.

“Post-Closing Consent Decree Divestiture Tax” is an amount equal to (a) the gain recognized by Parent and its Subsidiaries on all Post-Closing Consent Decree Divestitures multiplied by (b) the Post-Closing Tax Rate.

“Post-Closing Tax Rate” means the sum of (i) the Applicable Federal Rate and (ii) the product of (A) one minus the Applicable Federal Rate and (B) the Assumed State Rate.

“Applicable Federal Rate” means the highest marginal U.S. federal income tax rate applicable to corporations in effect, or expected to be in effect, on the date of an applicable Required Divestiture that will, or is expected to, occur after Closing.

“Assumed State Rate” means 5%.

(v)            Principles and Model.

“Tax Calculation Principles” means the principles set forth in this Section 5.23

“Projected Transaction Tax Model” means a dynamic model that the parties hereto will use to calculate the Transaction Tax (and each component thereof) based on the Final NW Stock Tax Basis and reasonable projections, assumptions and estimates, including with respect to (i) the SpinCo Equity Value, (ii) the Closing Date, (iii) the accrual of income, gain, loss, deductions and credits, (iv) the rates at which the Company and its Subsidiaries would be subject to Tax with respect to the income and gain items taken into account in computing the Transaction Tax, (v) any changes to tax asset basis since the date of this Agreement, (vi) in the case of Required Post-Closing Divestiture Taxes, a good faith estimate of the amount and timing of the proceeds to be recognized in the applicable Required Divestitures, (vii) the gross liabilities of SpinCo as calculated for U.S. federal income tax purposes (including, in the case of any unaccrued liabilities, the estimated amount of such liabilities in accordance with Treasury Regulations Section 1.336-3(d)) and (viii) in the case of taxable periods or portions thereof (A) beginning before the date hereof and ending after the date hereof and (B) beginning on or before the Closing Date and ending after the Closing Date, apportioning items of income, gain, deduction, loss or credit based on a hypothetical closing of the books of the Company and its Subsidiaries on the date hereof and on the Closing Date.

(g)            The parties hereto acknowledge and agree that (1) the SpinCo Operational Tax (and each component thereof) and the Transaction Tax (and each component thereof) are each intended to represent a good faith, reasonable estimate of Tax imposed on the Company and its Subsidiaries (and with respect to the Required Post-Closing Divestiture Tax, Parent and its Subsidiaries), as agreed by Parent and the Company in accordance with the Tax Calculation Principles and determined by the Closing Tax Model, (2) the actual amount of any Tax imposed on the Company, Parent and each of their respective Subsidiaries may differ from such estimate and (3) the parties may agree to use certain simplifying assumptions about the amount of income, gain, loss, deduction or credit, and the applicable Tax rate, in the Projected Transaction Tax Model.

Section 5.24.          Divestiture Tax Prepayment.  If there are Post-Closing Consent Decree Divestitures, the Company shall have the option to prepay all or a portion of the Final Company Divestiture Tax by delivery of a notice to Parent on or before the Tax Model Cutoff Date that sets forth a specified amount not to exceed the excess, if any, of (i) $1,750,000,000 over (ii) the Closing Date Company Divestiture Tax (the amount specified in such notice, the “Final Company Divestiture Tax Prepayment”).

Section 5.25.          Additional Tax Matters.  (a)  Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact (taking into account the terms contained in the Commercial Term Sheets and the terms of any other agreements or arrangements as described in the Separation Principles) that could reasonably be expected to prevent the Distribution or the Initial Merger and the Subsequent Merger from qualifying for the applicable Intended Tax Treatment.  Parent is making the foregoing representation and warranty after consultation with its Tax counsel and with full knowledge of the terms of this Agreement, the Commercial Term Sheets and the Separation Principles.

(b)            Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact (taking into account the terms of the Commercial Term Sheets and the terms of any other agreements or arrangements as described in the Separation Principles) that could reasonably be expected to prevent the Distribution or the Initial Merger and the Subsequent Merger from qualifying for the applicable Intended Tax Treatment.  The Company is making the foregoing representation and warranty after consultation with its Tax counsel and with full knowledge of the terms of this Agreement, the Commercial Term Sheets and the Separation Principles.

(c)            Each of Parent and the Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to obtain the opinion set forth in Section 6.03(c), including by providing the certificates described in Section 6.03(c).

(d)            Each of Parent, the Company and SpinCo shall (and shall cause its respective Subsidiaries to) use its reasonable best efforts to cause the Distribution, the Initial Merger and the Subsequent Merger to qualify for the applicable Intended Tax Treatment, including by not taking any action that could reasonably be expected to prevent such qualification.  If either party discovers, after the date of this Agreement, any fact that could reasonably be expected to prevent the Distribution or the Initial Merger and the Subsequent Merger from qualifying for the applicable Intended Tax Treatment, then (i) such party shall, as soon as possible, notify the other party and (ii) the parties shall cooperate in good faith and exercise their reasonable best efforts to effect the Transactions using an alternative structure that would be tax-free to the same extent as would have been the case had the Distribution, the Initial Merger and the Subsequent Merger qualified for the applicable Intended Tax Treatment.

(e)            Beginning on the date that is 90 days following the date on which the S-4 Registration Statement becomes effective, and every 90 days thereafter until the date the Initial Merger is consummated, the Company shall deliver to Parent, and Parent shall deliver to the Company, a certificate, in form and substance reasonably satisfactory to the recipient, stating (i) in the case of the certificate of Parent, that the representation set forth in Section 5.25(a) is true and correct as if made on the date of such certificate and (ii) in the case of the certificate of the Company, that (1) the representation set forth in Section 5.25(b) is true and correct as if made on the date of such certificate and (2) that it has consulted with Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and Skadden has indicated that it expects to be able to deliver the opinion set forth in Section 6.03(c).

(f)            The Company shall reasonably consult with Parent regarding any material Tax planning strategies or transactions.

Section 5.26.          Sky Acquisition.  (a)  None of Parent or any of its Subsidiaries shall at any time prior to the First Effective Time: (i) acquire any interest in shares (as such term is defined in the Takeover Code) in Sky plc; (ii) make an offer for the shares in Sky plc; or (iii) other than in respect of the transactions contemplated by this Agreement, take any action that would, or would reasonably be expected to, require Parent or any of its Subsidiaries to make an offer for Sky plc pursuant to the requirements of the Takeover Code, in each case without the prior written consent of the Company.

(b)            In the event that the U.K. Panel on Takeovers and Mergers regards Parent to be acting in concert with the Company in relation to Sky plc, Parent shall not take any action or make any statement which would reasonably be expected to affect the terms, structure or timetable of the Sky Acquisition, or which otherwise would reasonably be expected to result in obligations being imposed on the Company in relation to the Sky Acquisition under the Takeover Code.

ARTICLE VI

Conditions

Section 6.01.          Conditions to Each Party’s Obligation to Effect the Initial Merger and the Company’s Obligation to Effect the Separation and the Distribution.  The respective obligation of each party to effect the Mergers and, except with respect to Section 6.01(a), the Company’s obligation to effect the Charter Amendments, the Stock Split, the Separation and the Distribution, is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)            Charter Amendments, Stock Split, Separation and Distribution.  The Charter Amendments shall have become effective, the Stock Split shall have occurred and the Separation and the Distribution shall have been consummated.

(b)            Stockholder Consent.  This Agreement and the Distribution Merger Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote, the Charter Amendments shall have been approved by a majority of the outstanding Class B Shares entitled to vote, and the Stock Issuance shall have been approved by holders of shares of Parent Common Stock constituting the Parent Requisite Vote.

(c)            Stock Exchange Listings.  (i) The shares of Parent Common Stock issuable to the Company stockholders pursuant to the Initial Merger shall have been authorized for listing on the NYSE upon official notice of issuance and (ii) the shares of SpinCo Common Stock issuable to the holders of the Shares pursuant to the Distribution shall have been authorized for listing on the Nasdaq upon official notice of issuance.

(d)            Governmental Consents. (i) The waiting period applicable to the consummation of the Mergers under the HSR Act shall have expired or been earlier terminated, (ii) if required in connection with the consummation of the Mergers and the issuance of shares of Parent Common Stock pursuant to the Initial Merger, all Governmental Consents of the FCC to transfer control of, or assign, licenses and authorizations pursuant to the Communications Act shall have been obtained and (iii) the Governmental Consents applicable to the consummation of the Initial Merger set forth on Section 6.01(d) of the Company Disclosure Letter shall have been obtained (or the applicable waiting period shall have expired or been earlier terminated)  (clauses (i)-(iii) collectively, the “Required Governmental Consents”).

(e)            Law; Order.  No Governmental Entity of a competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Transactions.

(f)            Registration Statements.  The Registration Statements shall have become effective under the Securities Act and the Exchange Act, as applicable.  No stop order suspending the effectiveness of either Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

(g)            Surplus/Solvency Opinion.  The Company shall have obtained an opinion in customary form from a nationally recognized valuation or accounting firm or investment bank, as to the adequacy of surplus under Delaware law to effect the Dividend, and as to the solvency of SpinCo and the Company after giving effect to the Dividend, the Stock Split and the Distribution.

(h)            Transaction Documents.  The Transaction Documents (other than those executed on or prior to the date hereof) shall have been entered into in accordance with Section 5.21.

Section 6.02.          Conditions to Obligations of Parent and Merger Subs.  The obligations of Parent and the Merger Subs to effect the Mergers are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a)            Representations and Warranties.  (i) The representations and warranties of the Company set forth in Section 3.02(a), the first sentence of Section 3.02(b) and the fourth sentence of Section 3.02(b) (Capital Structure) (in the case of the fourth sentence, only as it relates to the Company) shall be true and correct, subject only to de minimis inaccuracies (A) on the date of this Agreement and (B) at the Closing (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date), (ii) the representations and warranties of the Company set forth in (x) the first sentence of Section 3.06 (Absence of Certain Changes) shall be true and correct in all respects and (y) Section 3.03 (Corporate Authority and Approval; Financial Advisor Opinions) and Section 3.12 (Takeover Statutes) shall be true and correct in all material respects (in the case of this clause (y), without regard to any materiality qualifiers specified therein), in each case, (A) on the date of this Agreement and (B) at the Closing (in each case except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); and (iii) the other representations and warranties of the Company set forth in Article III shall be true and correct (A) on the date of this Agreement and (B) at the Closing (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); provided that, notwithstanding anything herein to the contrary, the condition set forth in this Section 6.02(a)(iii) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this Section 6.02(a)(iii) without any materiality, Company Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and (iv) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the effect that the condition set forth in this Section 6.02(a) has been satisfied.

(b)            Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c)            Government Approvals.  No Governmental Consents shall have imposed any Restriction, other than Permitted Restrictions.

(d)            Hook Stock Legal Comfort.

 (i)            Parent shall have received the Hook Stock Legal Comfort.  Notwithstanding the foregoing:

(A)            if the Company undertakes a Hook Stock Elimination in accordance with Section 5.22(e) following Parent’s written request thereto pursuant to Section 5.22(e), then the condition in Section 6.02(d)(i) shall be deemed satisfied for all purposes of this Agreement;

(B)            if (1) Parent has received the ruling described in Section 6.02(d)(ii)(B) and the opinion described in Section 6.02(d)(ii)(C) but not the opinion described in Section 6.02(d)(ii)(A) and (2) the Anticipated Hook Stock

Tax is less than or equal to $750,000,000, then the condition in Section 6.02(d)(i) shall be deemed satisfied for all purposes of this Agreement (subject to the indemnity obligations in the Tax Matters Agreement); and

(C)            if (1) Parent has received the ruling described in Section 6.02(d)(ii)(B) and the opinion described in Section 6.02(d)(ii)(C) but not the opinion described in Section 6.02(d)(ii)(A) and (2) the Anticipated Hook Stock Tax is more than $750,000,000, then either (x) Parent may waive the condition in Section 6.02(d)(i) (subject to the indemnity obligations in the Tax Matters Agreement) or (y) the Company may provide written notice to Parent (in reference to this Section 6.02(d)(i)(C)) that the condition in Section 6.02(d)(i) shall be deemed to be inoperative, in which case the condition in Section 6.02(d)(i) shall be deemed satisfied for all purposes of this Agreement (subject to the indemnity obligations in the Tax Matters Agreement).

(ii)            For purposes of this Agreement, “Hook Stock Legal Comfort” means all of the following:

(A)            a written opinion of Greenwoods, or an Australian senior barrister of Parent’s choice, in form and substance reasonably acceptable to Parent, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Charter Amendments, the Stock Split and the Distribution (or any alternative transactions implemented instead of those transactions (the “Alternative Transactions”)) should not result in any Hook Stock Tax under Australian Tax Law;

(B)            a class ruling issued by the Australian Taxation Office (the “ATO”) in draft form and in effect on the Closing Date, to the effect that holders of all Shares (including, for the avoidance of doubt, the holders of Hook Stock) will be eligible to choose Scrip-For-Scrip Rollover Relief in respect of the Initial Merger; and

(C)            a written opinion of Cravath, in form and substance reasonably acceptable to Parent, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Stock Split, the Distribution and the Mergers will result in no recognition of gain or loss in respect of the Hook Stock for U.S. federal income tax purposes.

(iii)            In rendering the opinions described in clauses (ii)(A) and (ii)(C) above, the Person doing so may rely upon customary assumptions and representations reasonably satisfactory to it, including representations set forth in the certificates of officers of Parent, the Merger Subs, the Company and SpinCo.

(iv)            For purposes of this Agreement, “Australian Tax Law” means a Law of an Australian Governmental Entity relating to Tax, including the Income Tax

Assessment Act 1936 (Cth), the Income Tax Assessment Act 1997 (Cth) and includes, for the avoidance of doubt, any anti-avoidance rule and the diverted profits tax imposed under the Diverted Profits Tax Act 2017 (Cth).

(v)            For purposes of this Agreement, “Scrip-For-Scrip Rollover Relief” means the roll-over relief provided pursuant to Subdivision 124-M of the Income Tax Assessment Act 1997 (Cth).

(vi)            For purposes of this Agreement, “Anticipated Hook Stock Tax” means an estimate, as reasonably agreed by Parent and the Company, of the anticipated amount of Hook Stock Tax; provided, that if Parent and the Company are unable to agree on the Anticipated Hook Stock Tax, such amount shall be determined by an accounting firm, law firm or senior barrister, in each case that is nationally recognized in Australia, to be agreed upon by the parties within 60 days hereof.

Section 6.03.          Conditions to Obligation of the Company.  The obligation of the Company to effect the Separation and Distribution and the Initial Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a)            Representations and Warranties.  (i) The representations and warranties of Parent set forth in the first three sentences of Section 4.02(a) (Capital Structure) shall be true and correct, subject only to de minimis inaccuracies (A) on the date of this Agreement and (B) at the Closing (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); (ii) the representations and warranties of Parent set forth in (x) the first sentence of Section 4.06 (Absence of Certain Changes) shall be true and correct in all respects and (y) Section 4.03 (Corporate Authority; Approval) shall be true and correct in all material respects (in the case of this clause (y), without regard to any materiality qualifiers specified therein), in each case, (A) on the date of this Agreement and (B) at the Closing (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); and (iii) the other representations and warranties of Parent and the Merger Subs set forth in Article IV shall be true and correct in all respects (A) on the date of this Agreement and (B) at the Closing (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); provided that notwithstanding anything herein to the contrary, the condition set forth in this Section 6.03(a)(iii) shall be deemed to have been satisfied even if any representations and warranties of Parent and the Merger Subs are not so true and correct unless the failure of such representations and warranties of Parent and the Merger Subs to be so true and correct (read for purposes of this Section 6.03(a)(iii) without any materiality, Parent Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; and (iv) the Company shall have received at the Closing a certificate signed on behalf of Parent and the Merger Subs by executive officers of Parent and the Merger Subs to the effect that the condition set forth in this Section 6.03(a) has been satisfied.

(b)            Performance of Obligations of Parent and Merger Subs.  Each of Parent and the Merger Subs shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and the Company shall have received a certificate signed on behalf of Parent and the Merger Subs by executive officers of Parent and the Merger Subs to such effect.

(c)            Tax Opinion.  The Company shall have received a written opinion of Skadden, in form and substance reasonably acceptable to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) the Distribution will qualify as a transaction under Section 355(a) of the Code, and (ii) the Initial Merger and the Subsequent Merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code.  In rendering such opinion, Skadden may rely upon customary assumptions and representations reasonably satisfactory to it, including representations set forth in the Stockholder Representation Certificates and in certificates of officers of Parent, the Merger Subs, the Company and SpinCo; provided, that if Skadden cannot deliver such opinion as a result of a failure of any stockholder of the Company who provided a representation to Skadden at the time of the execution of this Agreement or that is a party to the Voting Agreement to deliver the Stockholder Representation Certificate or such other representations as Skadden may reasonably require for purposes of its opinion (or the failure of an officer of the Company or SpinCo to deliver representations regarding knowledge or awareness of the matters addressed in the Stockholder Representation Certificates or such other representations), then the condition in this Section 6.03(c), shall be deemed satisfied for all purposes of this Agreement.

ARTICLE VII

Termination

Section 7.01.          Termination by Mutual Consent.  This Agreement may be terminated and the Mergers may be abandoned at any time prior to the First Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company or the approval of the Stock Issuance by the stockholders of Parent referred to in Section 6.01(b), by mutual written consent of the Company and Parent, by action of their respective Boards of Directors.

Section 7.02.          Termination by Either Parent or the Company.  This Agreement may be terminated and the Mergers may be abandoned at any time prior to the First Effective Time by action of the Board of Directors of either Parent or the Company if:

(a)            the Initial Merger shall not have been consummated by 11:59 p.m. (New York City time) on December 13, 2018 (the “Initial Termination Date”, and as it may be extended below, the “Termination Date”), whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company or the approval of the Stock Issuance by the stockholders of Parent referred to in Section 6.01(b); provided that if on such date any of the Required Governmental Consents shall not have been obtained and all of the other conditions set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, provided that such conditions were then capable of being satisfied if the Closing had taken place), the Initial Termination Date may be extended by either Parent or the Company to 11:59 p.m. (New York City time) on June 13, 2019 (the “First Extended Termination Date”); provided, further, that if on such extended date any of the Required Governmental Consents shall not have been obtained and all of the other conditions set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing provided that such conditions were then capable of being satisfied if the Closing had taken place), the First Extended Termination Date may be extended by either Parent or the Company to 11:59 p.m. (New York City time) on December 13, 2019 (the “Second Extended Termination Date”); provided, further, that if the condition set forth in Section 6.01(e) is not satisfied as of the applicable Termination Date because a Governmental Entity of a competent jurisdiction (other than those Governmental Entities set forth on Section 6.01(d) of the Company Disclosure Letter) shall have enacted, issued, promulgated, enforced or entered any Order that is not final and non-appealable (and all of the other conditions set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, provided that such conditions were then capable of being satisfied if the Closing had taken place), then the Initial Termination Date, the First Extended Termination Date or the Second Extended Termination Date, as applicable, shall be extended until the earliest of (i) six months after the applicable Termination Date , (ii) two business days following such earlier date on which the Subsequent Merger is required to occur and (iii) the date such Order becomes final and non-appealable.

(b)            the adoption of this Agreement by the stockholders of the Company referred to in Section 6.01(b) shall not have occurred at a meeting duly convened therefor or at any adjournment or postponement thereof at which a vote upon the adoption of this Agreement was taken;

(c)            the approval of the Stock Issuance by the stockholders of Parent referred to in Section 6.01(b) shall not have occurred at a meeting duly convened therefor or at any adjournment or postponement thereof at which a vote upon the approval of the Stock Issuance was taken; or

(d)            any Law or Order enacted, issued, promulgated, enforced or entered by a Governmental Entity of a competent jurisdiction permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers shall become final and non-appealable, whether before or after the adoption of this Agreement by the stockholders of the Company or the approval of the Stock Issuance by the stockholders of Parent referred to in Section 6.01(b);

provided that the right to terminate this Agreement pursuant to Section 7.02(a) or Section 7.02(d) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Mergers to be consummated.

Section 7.03.          Termination by the Company.  This Agreement may be terminated and the Mergers may be abandoned at any time prior to the First Effective Time by action of the Board of Directors of the Company if:

(a)            the Board of Directors of Parent shall have made a Parent Change in Recommendation; provided, however, that the Company will not have the right to terminate this Agreement pursuant to this Section 7.03(a) if the Parent Requisite Vote has been obtained; or

(b)            there has been a breach of any representation, warranty, covenant or agreement made by Parent or the Merger Subs in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Sections 6.03(a) or 6.03(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured following written notice to Parent from the Company of such breach or failure by the earlier of (x) the 30th day following such written notice and (y) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.03 if the Company is then in breach of any of its representations, warranties, covenants or agreements under this Agreement in a manner such that the conditions set forth in Sections 6.02(a) or 6.02(b) would not be satisfied (unless capable of being cured within 30 days).

(c)            at any time prior to the Company Requisite Vote being obtained, (i) if the Board of Directors of the Company authorizes the Company, to the extent permitted by and subject to complying with the terms of Section 5.02, to enter into an Alternative Company Acquisition Agreement with respect to a Company Superior Proposal that did not result from a material breach of this Agreement, (ii) concurrently with the termination of this Agreement, the Company, subject to complying with the terms of Section 5.02, enters into an Alternative Company Acquisition Agreement providing for a Company Superior Proposal that did not result from a material breach of this Agreement and (iii) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 7.05(b).

Section 7.04.          Termination by Parent.  This Agreement may be terminated and the Mergers may be abandoned at any time prior to the First Effective Time by action of the Board of Directors of Parent if:

(a)            the Board of Directors of the Company shall have made a Company Change in Recommendation; provided, however, that Parent will not have the right to terminate this Agreement pursuant to this Section 7.04(a) if the Company Requisite Vote has been obtained; or

(b)            there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Sections 6.02(a) or 6.02(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured following notice to the Company from Parent of such breach or failure by the earlier of (x) the 30th day following such notice and (y) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.04(b) if Parent is then in breach of any of its representations, warranties, covenants or agreements under this Agreement in a manner such that the conditions set forth in Section 6.03(a) or Section 6.03(b) would not be satisfied (unless capable of being cured within 30 days).

(c)            at any time prior to the Parent Requisite Vote being obtained, (i) if the Board of Directors of Parent authorizes Parent, to the extent permitted by and subject to complying with the terms of Section 5.03, to enter into an Alternative Parent Acquisition Agreement with respect to a Parent Superior Proposal that did not result from a material breach of this Agreement, (ii) concurrently with the termination of this Agreement, Parent, subject to complying with the terms of Section 5.03, enters into an Alternative Parent Acquisition Agreement providing for a Parent Superior Proposal that did not result from a material breach of this Agreement and (iii) prior to or concurrently with such termination, Parent pays to the Company in immediately available funds any fees required to be paid pursuant to Section 7.05(c).

Section 7.05.          Effect of Termination and Abandonment.  (a)  In the event this Agreement is terminated pursuant to this Article VII, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and, except as set forth in this Section 7.05 and as set forth in Section 8.01, shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective Representatives); provided that no such termination shall relieve (i) the Company from any obligation to pay, if applicable, the Company Termination Fee pursuant to Section 7.05(b) or (ii) Parent from any obligation to pay, if applicable, the Parent Termination Fee or the Parent Regulatory Termination Fee pursuant to Section 7.05(c); provided, further, that if (x) such termination resulted, directly or indirectly, from an Intentional Breach or (y) an Intentional Breach shall cause the Closing not to occur, then, notwithstanding such termination, such breaching party shall be fully liable for any and all damages (including Derivative Damages), costs, expenses, liabilities or losses of any kind, in each case, incurred or suffered by the other party (collectively, “Damages”) as a result of such breach.

(b)            If this Agreement is terminated (x) by Parent pursuant to Section 7.04(a) (Company Change in Recommendation), (y) by the Company or Parent pursuant to Section 7.02(b) (Company Stockholder Vote) at a time when Parent had the right to terminate pursuant to Section 7.04(a) (Company Change in Recommendation) or (z) by the Company pursuant to Section 7.03(c) (Termination for Superior Company Proposal), then the Company shall, within two business days after such termination in the case of clause (x) or in the case of clause (y) with respect to a termination by Parent, or concurrently with such termination in the case of clause (z) or in the case of clause (y) with respect to a termination by the Company, pay Parent a fee equal to $1,525,000,000 (the “Company Termination Fee”).  In addition, if (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.02(a) (Termination Date) or 7.02(b) (Company Stockholder Vote) or (B) by Parent pursuant to Section 7.04(b) (Company Breach) in respect of any covenant of the Company, (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Company Acquisition Proposal shall have been publicly made to the Company or any of its Subsidiaries or shall have been made directly to the Company’s stockholders generally or any Person shall have publicly announced an intention (whether or not conditional) to make a bona fide Company Acquisition Proposal or, in the case of termination by Parent pursuant to Section 7.04(b) (Company Breach), a Company Acquisition Proposal shall have been made publicly or privately to the Board of Directors of the Company, (iii) in the case of a termination pursuant to Section 7.02(a) (Termination Date), the conditions set forth in Sections 6.01(d) (Governmental Consents),

6.01(e) (Law; Order) and 6.02(c) (Government Approvals) shall have been satisfied, and (iv) within 12 months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this sentence of Section 7.05(b), the Company consummates a Company Acquisition Proposal or enters into an agreement contemplating a Company Acquisition Proposal, then the Company shall pay the Company Termination Fee concurrently with the earlier of such entry or consummation; provided that solely for purposes of the second sentence of this Section 7.05(b), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 5.02(d), except that the references to “20% or more” shall be deemed to be references to “more than 50%” and references to “(using the consolidated total assets of the Retained Business as the denominator for purposes of calculating such percentage)” shall be deemed to be deleted.  In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c)            If this Agreement is terminated (x) by the Company pursuant to Section 7.03(a) (Parent Change in Recommendation), (y) by Parent or the Company pursuant to Section 7.02(c) (Parent Stockholder Vote) at a time when the Company had the right to terminate pursuant to Section 7.03(a) (Parent Change in Recommendation) or (z) by Parent pursuant to Section 7.04(c) (Termination for Superior Parent Proposal), then Parent shall, within two business days after such termination in the case of clause (x) or in the case of clause (y) with respect to a termination by the Company, or concurrently with such termination in the case of clause (z) or clause (y) with respect to a termination by Parent, pay the Company a fee equal to $1,525,000,000 (the “Parent Termination Fee”).  In addition, if (i) this Agreement is terminated (A) by the Company or Parent pursuant to Section 7.02(a) (Termination Date) or 7.02(c) (Parent Stockholder Vote) or (B) by the Company pursuant to Section 7.03(b) (Parent Breach) in respect of any covenant of Parent or a Merger Sub, (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Parent Acquisition Proposal shall have been publicly made to Parent or any of its Subsidiaries or shall have been made directly to Parent’s stockholders generally or any Person shall have publicly announced an intention (whether or not conditional) to make a bona fide Parent Acquisition Proposal or, in the case of termination by the Company pursuant to Section 7.03(b) (Parent Breach), a Parent Acquisition Proposal shall have been made publicly or privately to the Board of Directors of Parent, (iii) in the case of a termination pursuant to Section 7.02(a) (Termination Date), the conditions set forth in Sections 6.01(d) (Governmental Consents), 6.01(e) (Law; Order) and 6.02(c) (Government Approvals) shall have been satisfied, and (iv) within 12 months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this sentence of Section 7.05(c), Parent consummates a Parent Acquisition Proposal or enters into an agreement contemplating a Parent Acquisition Proposal, then Parent shall pay the Parent Termination Fee concurrently with the earlier of such entry or consummation; provided that solely for purposes of the second sentence of this Section 7.05(c), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 5.03(d), except that (1) the references to “20% or more” shall be deemed to be references to “more than 50%” and (2) “Parent Acquisition Proposal” shall be read without giving effect to clause (i)(2)  or (ii)(2) thereof.  If this Agreement is terminated by the Company or Parent (i) pursuant to Section 7.02(d) (Law; Final and Non-Appealable Order) as the result of any applicable Antitrust Law, Communications Law or Foreign Regulatory Law or an Order imposed by a Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Laws, Communications Laws or Foreign Regulatory Laws (each, a “Governmental Regulatory Entity”) with respect to an

Antitrust Law, Communications Law or Foreign Regulatory Law or (ii) pursuant to Section 7.02(a) (Termination Date) and, at the time of such termination, one or more of the conditions set forth in Section 6.01(d) or Section 6.01(e) (as the result of any applicable Antitrust Law, Communications Law or Foreign Regulatory Law or an Order imposed by a Governmental Regulatory Entity with respect to an Antitrust Law, Communications Law or Foreign Regulatory Law) or Section 6.02(c) was not satisfied and, in the case of each of (i) or (ii), at the time of such termination (A) all of the other conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, provided that such conditions were then capable of being satisfied if the Closing had taken place) and (B) the Company is not in breach in any material respect of its obligations under this Agreement in any manner that shall have proximately contributed to the imposition of the Order referred to in clause (i) or the failure of the conditions referred to in clause (ii) above, as applicable, then Parent shall, within two business days after such termination, pay the Company a fee equal to $2,500,000,000 (the “Parent Regulatory Termination Fee”).  In no event shall Parent be required to pay (I) the Parent Termination Fee on more than one occasion or (II) both the Parent Termination Fee and the Parent Regulatory Termination Fee.  Notwithstanding anything to the contrary in this Section 7.05(c), if the Parent Termination Fee becomes payable at a time when Parent is in breach of its obligations pursuant to Section 5.06 such that the Company would have the right to terminate this Agreement pursuant to Section 7.03(b), Parent shall instead pay the Company the Parent Regulatory Termination Fee (or, if Parent has already paid the Parent Termination Fee, an amount equal to the Parent Regulatory Termination Fee minus the Parent Termination Fee).

(d)            Each party acknowledges that the agreements contained in this Section 7.05 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; accordingly, if the Company fails to pay promptly the Company Termination Fee, if any, or if Parent fails to pay promptly the Parent Termination Fee or the Parent Regulatory Termination Fee, if any (any such amount, a “Payment”), and, in order to obtain such Payment, the party entitled to receive such Payment (the “Recipient”) commences a suit which results in a judgment against the party obligated to make such Payment (the “Payor”) for the applicable Payment, or any portion thereof, the Payor shall pay to the Recipient its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Payment at the prime rate of Citibank N.A. in effect on the date such Payment was required to be paid from such date through the date of full payment thereof.

(e)            Sole and Exclusive Monetary Remedy.

 (i)            Notwithstanding anything to the contrary in this Agreement, but subject to Section 8.14, Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to Section 7.05(b), under circumstances in which such fee is payable in accordance with this Agreement, shall constitute the sole and exclusive monetary remedy of Parent and the Merger Subs against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees (collectively, the “Company Related Parties”) for all Damages suffered as a result of a breach or failure to perform hereunder (whether at law, in equity, in contract, in tort or otherwise), and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (whether at law, in equity, in contract, in tort or otherwise) other than as contemplated by Section 5.07, 5.11, 5.16, 5.22(a) or 5.24 except that, to the extent any termination of this Agreement resulted from, directly or indirectly, an Intentional Breach of this Agreement by the Company or such Intentional Breach by the Company shall cause the Closing not to occur as provided under Section 7.05(a), Parent shall be entitled to the payment of the Company Termination Fee (to the extent owed pursuant to Section 7.05(b)) and to any Damages, to the extent proven, resulting from or arising out of such Intentional Breach (as reduced by any Company Termination Fee previously paid by the Company).

 (ii)            Notwithstanding anything to the contrary in this Agreement, but subject to Section 8.14, the Company’s right to receive payment from Parent of the Parent Termination Fee or Parent Regulatory Termination Fee pursuant to Section 7.05(c), under circumstances in which such fee is payable in accordance with this Agreement, shall constitute the sole and exclusive monetary remedy of the Company and its stockholders against Parent and its Subsidiaries (including the Merger Subs) and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees (collectively, the “Parent Related Parties”) for all Damages suffered as a result of a breach or failure to perform hereunder (whether at law, in equity, in contract, in tort or otherwise), and upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (whether at law, in equity, in contract, in tort or otherwise) other than as contemplated by Section 5.07, 5.11, 5.16, 5.22(a) or 5.22(f), except that to the extent any termination of this Agreement resulted from, directly or indirectly, an Intentional Breach of this Agreement by Parent or any Merger Sub or such Intentional Breach by Parent or any Merger Sub shall cause the First Effective Time not to occur as provided under Section 7.05(a), the Company shall be entitled to the payment of the Parent Termination Fee or Parent Regulatory Termination Fee (to the extent owed pursuant to Section 7.05(c)) and to any Damages, to the extent proven, resulting from or arising out of such Intentional Breach (as reduced by any Parent Termination Fee or Parent Regulatory Termination Fee paid by Parent).

ARTICLE VIII

Miscellaneous and General

Section 8.01.          Survival.  This Article VIII and the agreements of Parent and the Merger Subs contained in Article II and Section 5.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Mergers.  This Article VIII (other than Section 8.02 (Modification or Amendment), Section 8.03 (Waiver) and Section 8.13 (Assignment)) and the agreements of the Company, Parent and the Merger Subs contained in Section 5.07(b) (Access, Consultation), Section 5.11 (Expenses), Section 5.16(h) (Company Financing Indemnification), Section 5.16(j) (Parent Financing Indemnification), Section 7.05 (Effect of Termination and Abandonment), the indemnification obligation set forth in Section

5.22(f) (Hook Stock) and the Confidentiality Agreement shall survive the termination of this Agreement.  All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Mergers or the termination of this Agreement.  This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the First Effective Time.

Section 8.02.          Modification or Amendment.  Subject to the provisions of applicable Law (including Section 251(d) of the DGCL), at any time prior to the First Effective Time, this Agreement (including any Schedule hereto) may only be amended, modified or supplemented in a writing signed on behalf of each of Parent and the Company.

Section 8.03.          Waiver.  (a)  Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b)            No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.  Any waiver pursuant to this Section 8.03 shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of another term or condition of this Agreement.

Section 8.04.          Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 8.05.          Governing Law and Venue; Waiver of Jury Trial.  (a)  THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.  Except as contemplated in Section 5.21 and Section 5.23, in any action or proceeding between the parties arising out of or relating to this Agreement or any of the Transactions, each of the parties hereby (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof. Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 8.06 shall be effective service of process for any such action.

(b)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.05.

Section 8.06.          Notices.  Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by e-mail of a PDF document if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, (b) when delivered, if delivered personally to the intended recipient, and (c) one business day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

(a)	if to Parent or the Merger Subs

The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521
	Attention:	Senior Executive Vice President and Chief Strategy Officer Associate General Counsel
	Email:	kevin.mayer@disney.com
james.kapenstein@disney.com

with copies to (which shall not constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
	Attention:	Faiza J. Saeed, Esq.
Eric L. Schiele, Esq.
	Email:	fsaeed@cravath.com
eschiele@cravath.com

(b)	if to the Company

Twenty-First Century Fox, Inc.
1211 Avenue of the Americas
New York, NY
Attention:	General Counsel
Email:	gzweifach@21cf.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates
4 Times Square
New York, NY 10036
Attention:	Howard L. Ellin, Esq.
Brandon Van Dyke, Esq.
Email:	howard.ellin@skadden.com
brandon.vandyke@skadden.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 8.07.          Entire Agreement.  This Agreement, including the Annexes and Exhibits attached hereto, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, contain all of the terms, conditions and representations and warranties agreed upon or made by the parties relating to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their representatives, oral or written, respecting such subject matter.

Section 8.08.          No Third Party Beneficiaries.  This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) as provided in Section 5.12 (Indemnification; Directors’ and Officers’ Insurance) (which shall be enforceable by the Indemnified Parties), (b) from and after the First Effective Time, the right of the Company’s stockholders to receive the Merger Consideration after the First Effective Time, (c) from and after the First Effective Time, the right of the holders of awards under the Company Stock Plans to receive such consideration as provided for in Section 2.05 after the First Effective Time, (d) the right of the Company, on behalf of the holders of the Shares and the holders of awards under the Company Stock Plans, as applicable, to pursue damages (including damages for their loss of economic benefits from the transactions contemplated by this Agreement) (“Derivative Damages”) in the event of Parent’s, Corporate Sub’s or Merger LLC’s breach of this Agreement, which right is hereby acknowledged and agreed by Parent and each Merger Sub (provided that this clause is not intended, and under no circumstances shall be deemed, to create any right of the holders of the Shares or the holders of awards under the Company Stock Plans to bring an action against Parent, Corporate Sub or Merger LLC pursuant to this Agreement or otherwise), (e) as provided in Section 5.16 (Financing) (which shall be enforceable by the Section 5.16 Indemnitees) and (f) as provided in Section 5.22(f) (Hook Stock) (which shall be enforceable by the Hook Stock Indemnitees).

Section 8.09.          Obligations of Parent and of the Company.  Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the First Effective Time or the Second Effective Time, on the part of the Initial Surviving Company or the Final Surviving Entity, as applicable, to cause such Subsidiary to take such action.

Section 8.10.          Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.11.          Definitions.  For purposes of this Agreement:

“Affiliate” means, when used with respect to any party, any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

“Affiliation Agreements” means affiliation, distribution Contracts (including multiplatform video distribution Contracts) for the distribution of multichannel video programming services with a video programming distributor, including cable systems, SMATV, open video systems and MMDS, MDS and DBS systems, wireless and broadband, or a streaming or “over the top” multichannel video programming service provider, in each case, for the distribution of such programming services, and any correspondence or writings amending the foregoing.

“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.

“Australian Private Rulings” means (i) a private ruling issued by the ATO, in effect on the Closing Date, confirming that the Hook Stock Charter Amendment, the Stock Split and the Distribution or any Alternative Transactions will not result in any Hook Stock Tax under Australian Tax Law and (ii) a private ruling issued by the ATO, in effect on the Closing Date, confirming that (A) the Australian holders of Hook Stock will be eligible to choose Scrip-For-Scrip Rollover Relief in respect of the Initial Merger and (B) no Hook Stock Tax otherwise arises under Australian Tax Law in respect of the Initial Merger.

“Average Parent Stock Price” means the average of the volume weighted averages of the trading prices of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the 15 consecutive Trading Days ending on (and including) the Trading Day that is three Trading Days prior to the date of the First Effective Time.

“Bridge Facility” means that certain Bridge Credit Agreement, dated as of December 15, 2016, among 21st Century Fox America, Inc., as borrower, the Company, as parent guarantor, the lenders party thereto, Goldman Sachs Bank USA, Deutsche Bank AG Cayman Islands Branch and J.P. Morgan Europe Limited, as co-administrative agents, and J.P. Morgan Europe Limited, as designated agent.

“business day” means any day of the year other than (a) a Saturday or a Sunday or (b) a day on which banks are required or authorized by Law to be closed in New York City.

“Commercial Agreements” means definitive agreements prepared pursuant to Section 5.21 memorializing the terms contained in the Commercial Term Sheets.

“Commercial Term Sheets” means the term sheets attached hereto as Exhibit III setting forth the principal terms in accordance with which the Commercial Agreements shall be prepared pursuant to Section 5.21.

“Company Deferred Stock Units” means an award of Company deferred stock units held by the Company’s non-employee directors.

“Company Equity Award” means each Company Deferred Stock Unit, each Company Restricted Stock Unit and each Company Performance Stock Unit.

“Company Indentures” means the Indenture, dated as of January 28, 1993, by and among 21st Century Fox America, Inc., as issuer, the guarantors named therein and U.S. Bank National Association, as trustee, as supplemented from time to time; the Amended and Restated Indenture, dated as of March 24, 1993, by and among 21st Century Fox America, Inc., as issuer, the guarantors named therein and The Bank of New York, as trustee, as supplemented from time to time; and the Indenture, dated as of August 25, 2009, as amended and restated on February 16, 2011, by and among 21st Century Fox America, Inc., as issuer, the guarantor named therein and The Bank of New York Mellon, as trustee, as supplemented from time to time; and any other indenture or similar agreement entered into by the Company or 21st Century Fox America, Inc. following the execution of this Agreement and on or prior to the Closing Date governing notes, debentures or other debt securities issued in a capital markets debt financing.

“Company Material Adverse Effect” means (A) an effect that would prevent, materially delay or materially impair the ability of the Company and its Subsidiaries to consummate the Transactions, or (B) a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Retained Business, taken as a whole, excluding any such effect resulting from or arising in connection with:  (1) changes in, or events generally affecting, the financial, securities or capital markets, (2) general economic or political conditions in the United States or any foreign jurisdiction in which the Retained Business operates, including any changes in currency exchange rates, interest rates, monetary policy or inflation,

(3) changes in, or events generally affecting, the industries in which the Retained Business operates, (4) any acts of war, sabotage, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), (5) any failure by the Retained Business to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period, (6) a decline in the price of the Shares, or a change in the trading volume of the Shares, on Nasdaq, provided that the exceptions in clauses (5) and (6) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Company Material Adverse Effect, (7) changes in Law, (8) changes in GAAP (or authoritative interpretation thereof), (9) the taking of any specific action expressly required by, or the failure to take any specific action expressly prohibited by, the Transaction Documents, including the Permitted Restrictions, (10) the announcement or pendency (but, for the avoidance of doubt, not the consummation) of the Transactions, including the impact thereof on the relationships with customers, suppliers, distributors, partners or employees (provided that the exception in this clause (10) shall not apply to references to “Company Material Adverse Effect” in Section 3.04), (11) any failure of a Sky Acquisition to be consummated or any other failure of the Company to acquire any shares of Sky plc or any actions taken by the Company to comply with a remedy imposed by, or reasonably expected to be imposed by, a Governmental Entity, by order, consent decree, hold separate order, trust or otherwise with respect to a Sky Acquisition (any such event, a “Sky Event”); provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (1), (2), (3), (4), (7) and (8) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have a materially disproportionate adverse effect on the Retained Business, taken as a whole, relative to other participants in the industries in which the Retained Business operates, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred.

“Company Market Capitalization” means the sum of (i) the product of (A) the VWAP of a share of Class A Common Stock (based on regular-way trading) over the Stock Split Valuation Period and (B) the average number of shares of Class A Common Stock determined on a fully diluted basis over  the Stock Split Valuation Period, and (ii) the product of (x) the VWAP of a share of Class B Common stock (based on regular-way trading) over the Stock Split Valuation Period and (y) the average number of shares of Class B Common Stock determined on a fully diluted basis over the Stock Split Valuation Period.  All Hook Stock will be ignored for purposes of this definition.

“Company Overview Presentation” means the Company Overview of the Company, dated October 2017, which has been provided to Parent prior to the date of this Agreement.

“Company Performance Stock Units” means an award of performance stock units in respect of shares of Class A Common Stock, the vesting of which is conditioned in whole or part on the satisfaction of performance criteria.

“Company Restricted Stock Units” means an award of restricted stock units in respect of shares of Class A Common Stock (other than any such units held by the Company’s non-employee directors), the vesting of which is conditioned solely on the passage of time.

“Company Stock Plans” means the Company’s 2013 Long-Term Incentive Plan (the “2013 Company Stock Plan’) and the News Corporation 2005 Long-Term Incentive Plan, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement, dated October 1, 2017, between the Company and Parent.

“Cooperation Agreement” means the Cooperation Agreement dated December 15, 2016 by and between the Company and Sky plc (as it may be amended from time to time in accordance with this Agreement).

“Distribution Merger Sub” means a wholly owned Subsidiary of the Company, to be formed as a Delaware corporation prior to the Distribution.

“Environmental Law” means any Law or Order relating to the protection, investigation or restoration of the environment or natural resources or, as it relates to any exposure to any hazardous or toxic substance in the environment, to the protection of human health and safety.

“Exploitation” (including, with correlative meaning, the term “Exploit”) means the release, exhibition, performance, projection, broadcast, telecast, transmission, promotion, publicizing, advertisement, rental, lease, licensing, sublicensing, sale, transfer, disposition, distribution, sub-distribution, commercializing, merchandising, creation, development, production, marketing, use, exercise, trading in, turning to account, dealing with and in and otherwise exploiting in any form and any and all media now known or hereafter devised of any asset or portions thereof, or any rights therein or relating thereto, including the right to develop, produce and distribute subsequent and/or derivative productions based thereon.

“Export and Sanctions Regulations” means the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, U.S. sanctions Laws and regulations administered by the Department of the Treasury’s Office of Foreign Assets Control and the anti-boycott regulations administered by the U.S. Department of Commerce and U.S. Department of Treasury.

“GAAP” means U.S. generally accepted accounting principles.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any directly or indirectly government-owned or -controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

“Governmental Consents” shall mean all consents, approvals, permits, expirations of waiting periods and authorizations required to be obtained prior to the First Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of any Transaction Document and the consummation of the Transactions.

“Hazardous Substance” means any substance regulated under Environmental Law as being harmful or hazardous to human health or the environment including those listed, classified or regulated as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, or words of similar meaning and regulatory effect pursuant to any Environmental Law and also including any petroleum product or by-product, asbestos-containing material, lead-containing paint, mold, polychlorinated biphenyls or radioactive materials.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing or financial position of others; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination) or (viii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon; provided that “Indebtedness” shall not include any profit participation rights, film or television financing partnerships, contractual arrangements for film or television financing or Programming Liabilities.

“Information Technology” means computers, software, databases, firmware, middleware, servers, workstations, networks, systems, routers, hubs, switches, data communications lines, and all other information technology equipment and associated documentation.

“Intentional Breach” means, with respect to any agreement or covenant of a party in this Agreement, an action or omission taken or omitted to be taken by such party in material breach of such agreement or covenant that the breaching party intentionally takes (or fails to take) with actual knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such agreement or covenant.

“Intellectual Property” means, collectively, all U.S. and foreign intellectual property rights, including rights in (A) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, designs, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same (“Trademarks”); (B) inventions and discoveries and improvements thereto, whether patentable or not, and all patents, patent applications, and invention disclosures, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs; (C) trade secrets and related confidential and proprietary know-how (including all confidential and proprietary ideas, concepts, research and development, plans, proposals and processes), schematics, business methods, formulae, technical data, specifications, operating and maintenance manuals, drawings, prototypes, models, designs, customer lists, supplier lists and all other confidential information and proprietary information (“Trade Secrets”); (D) published and unpublished copyrightable works of authorship in any media (including software, source code, object code, algorithms, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (“Copyrights”); and (E) all derivative, compilation and ancillary rights of every kind, related to Copyrights; and (F) moral rights, rights of publicity and rights of privacy. For the avoidance of doubt, the term “Intellectual Property”, when used with respect to the Company or any of its Subsidiaries, includes all such rights of the Company and its Subsidiaries in and to the Programs and Library Tangible Assets.

“Key Affiliation Agreements” means the Affiliation Agreements of the Company and its Subsidiaries with the greatest total domestic annual revenue attributable to Retained Business channels which, in the aggregate, account for more than 80% of the total domestic annual revenue attributable to Retained Business channels, in each case measured by fiscal year 2018 revenue.

“Knowledge of the Company” means the actual knowledge of the individuals identified on Section 8.11(i) of the Company Disclosure Letter.

“Knowledge of Parent” means the actual knowledge of the individuals identified on Section 8.11 of the Parent Disclosure Letter.

“Library Pictures” means any and all completed audio, visual and/or audiovisual works which the Company or any of its Subsidiaries Exploits or has the right to Exploit, including any motion pictures, films, movies-of-the-week, television programs, shows, series, mini-series, episodes, pilots, specials, documentaries, cartoons, compilations, promotional films, clips, trailers and shorts and any other programs or audio-visual works, whether animated, live action or both, in any form or any medium, whether now known or hereafter developed (including theatrical, videocassette, videodisc and other home video, network, free, cable, pay, satellite, syndication, and/or any other television medium, pay-per-view, video-on-demand, advertising-supported-video-on-demand, subscription on-demand, subscription video-on-demand, electronic sell through, Internet, mobile device and other new media), in each case whether recorded digitally, on film, videotape, cassette, cartridge, disc or on or by any other means, method, process or device, whether now known or hereafter developed.

“Library Tangible Assets” means all physical properties of, or relating to, any Program, including prints, negatives, duplicating negatives, fine grains, music and sound effects tracks, master tapes and other duplicating materials of any kind, all various language dubbed and titled versions, prints and negatives of stills, trailers and television spots, all promotions and other advertising, marketing and publicity materials, stock footage, trims, tabs, outtakes, cells, drawings, storyboards, models, sculptures, puppets, sketches, and continuities, including any of the foregoing in the possession, custody or control of the Company or any of its Subsidiaries, or in the possession of their respective assigns or any film laboratories, storage facilities or other Persons.

“Nasdaq” means The Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Parent Material Adverse Effect” means (A) an effect that would prevent, materially delay or materially impair the ability of Parent or the Merger Subs to consummate the Transactions, or (B) a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Parent and its Subsidiaries (excluding, after the First Effective Time, the Initial Surviving Company), taken as a whole, excluding any such effect resulting from or arising in connection with:  (1) changes in, or events generally affecting, the financial, securities or capital markets, (2) general economic or political conditions in the United States or any foreign jurisdiction in which Parent or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy or inflation, (3) changes in, or events generally affecting, the industries in which Parent or any of its Subsidiaries operate, (4) any acts of war, sabotage, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), (5) any failure by Parent or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period, (6) a decline in the price of the shares of Parent Common Stock, or a change in the trading volume of such shares, on the NYSE, provided that the exceptions in clauses (5) and (6) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Parent Material Adverse Effect, (7) changes in Law, (8) changes in GAAP (or authoritative interpretation thereof), (9) the taking of any specific action expressly required by, or the failure to take any specific action expressly prohibited by, the Transaction Documents, including the Permitted Restrictions or (10) the announcement or pendency (but, for the avoidance of doubt, not the consummation) of the Transactions, including the impact thereof on the relationships with customers, suppliers, distributors, partners or employees (provided that the exception in this clause (10) shall not apply to references to “Parent Material Adverse Effect” in Section 4.04); provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (1), (2), (3), (4), (7) and (8) shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means any data or information in any media that can be used on its own or with other information to identify, contact or locate an individual, including any such other data or information that constitutes personal data or personal information under any applicable Law or the Company’s or any of its Subsidiaries’ published privacy policies (including an individual’s combined first and last name, home address, telephone number, fax number, email address, Social Security number or other Governmental Entity-issued identifier (including state identification number, driver’s license number, or passport number), precise geolocation information of an individual or device, credit card or other financial information (including bank account information), cookie identifiers associated with registration information, or any other browser or device-specific number or identifier and any web or mobile browsing or usage information that can be used on its own or with other information to identify, contact or locate an individual).

“Programming Liabilities” means all obligations incurred in the ordinary course of business consistent with past practice to finance, produce, distribute, acquire, market, license, syndicate, publish, transmit or otherwise Exploit print, audio, visual and other content and information available for publication, distribution, broadcast, transmission or any other form of delivery for Exploitation on any form of media or medium of communication, whether now known or hereafter discovered or created, other than any such obligations for borrowed money or guarantees of borrowed money.

“Programs” means any and all Library Pictures, Works in Progress and Unproduced Properties of the Company or any of its Subsidiaries.

“Retained Business” means the Company and its Subsidiaries and the respective businesses thereof, other than the SpinCo Business.

“Retained Subsidiaries” means the Subsidiaries of the Company, other than SpinCo and the SpinCo Subsidiaries.

“Revolving Facility” means that certain Amended and Restated Credit Agreement, dated as of May 21, 2015, among 21st Century Fox America, Inc., as borrower, the Company, as parent guarantor, the lenders party thereto, JPMorgan Chase Bank, N.A. and Citibank, N.A., as co-administrative agents, and JPMorgan Chase Bank, N.A., as designated agent, as amended by that certain First Amendment to Amended and Restated Credit Agreement, dated as of December 22, 2016, among 21st Century Fox America, Inc., as borrower, the Company, as parent guarantor, and the lenders party thereto.

“Secretary of State Undertakings” means the Undertakings in Lieu given by 21st Century Fox, Inc. pursuant to para. 3 of Schedule 2 of Enterprise Act (Protection of Legitimate Interests) Order 2003 provided to the Secretary of State, as published on June 29, 2017.

“Separation” has the meaning set forth in the Separation Principles.

“Significant Subsidiary” means any Subsidiary of a Person that constitutes a “significant subsidiary” of such person within the meaning of Rule 1-02 of Regulation S-X.

“Sky Acquisition” means any proposed or actual acquisition of additional shares in Sky plc by the Company or any of its Subsidiaries, and any agreement or offer related to the foregoing, including the Company’s proposed acquisition of the fully diluted share capital of Sky plc which the Company does not already own, whether through a scheme of arrangement, offer or otherwise.

“SpinCo” means a wholly owned Subsidiary of the Company, to be formed as a Delaware corporation prior to the Separation.

“SpinCo Business” has the meaning set forth in the Separation Principles.

“SpinCo Class A Common Stock” means the Class A shares of common stock of SpinCo.

“SpinCo Class B Common Stock” means the Class B shares of common stock of SpinCo.

“SpinCo Common Stock” means the SpinCo Class A Common Stock and the SpinCo Class B Common Stock.

“SpinCo Enterprise Value” means the sum of (i) the SpinCo Equity Value and (ii) the gross liabilities of SpinCo determined pursuant to the Closing Tax Model, as agreed by Parent and the Company in accordance with the Tax Calculation Principles.

“SpinCo Equity Value” means the sum of (i) the product of (A) the VWAP of a share of SpinCo Class A Common Stock on the day of the Distribution and (B) the total number of shares of SpinCo Class A Common Stock issued in the Distribution, as adjusted so that such number is determined on a fully diluted basis and (ii) the product of (A) the VWAP of a share of SpinCo Class B Common Stock on the day of the Distribution and (B) the total number of shares of SpinCo Class B Common Stock issued in the Distribution, as adjusted so that such number is determined on a fully diluted basis.

“SpinCo Subsidiaries” means has the meaning set forth in the Separation Principles.

“Stockholder Representation Certificate” means a certificate of representations, executed by a stockholder of the Company that is a party to the Voting Agreement, described in Section 12 of the Voting Agreement.

“Stock Split Multiple” means the quotient of (i) the Company Market Capitalization, divided by (ii) the excess of the Company Market Capitalization over the When-Issued SpinCo Market Capitalization.

“Stock Split Valuation Period” means the five-day trading period ending on and including the trading day immediately prior to the date of the Distribution (or, if the SpinCo Common Stock trades (on a when-issued basis) for fewer than five days before the date of the Distribution, the entire period during which the SpinCo Common Stock trades prior to the date of the Distribution).

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries (notwithstanding anything to the contrary contained herein, none of Sky plc nor any of its Subsidiaries shall be considered a Subsidiary of the Company for purposes of this Agreement).

 “Takeover Code” means the UK City Code on Takeovers and Mergers.

“Tax” means all forms of taxation or duties imposed by any Governmental Entity, or required by any Governmental Entity to be collected or withheld, together with any related interest, penalties or additions.

“Tax Matters Agreement” means the tax matters agreement, to be entered into between the Company and SpinCo in connection with the Distribution, prepared in accordance with the Tax Matters Agreement Principles.

“Tax Matters Agreement Principles” means the principles set forth on Exhibit II hereto.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, attachments, estimates and information returns) with respect to Taxes required or permitted to be supplied to any Governmental Entity.

“Trading Day” means (a) with respect to Parent Common Stock, a day on which shares of Parent Common Stock are traded on the NYSE and (b) with respect to SpinCo Common Stock, a day on which shares of SpinCo Common Stock are traded on Nasdaq.

“Transaction Documents” means this Agreement, the Separation Agreement, the Tax Matters Agreement, the Commercial Agreements and the Confidentiality Agreement.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Separation, the Distribution and the Mergers.

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“Unproduced Properties” means those visual, literary, dramatic, musical or other materials in which the Company or any of its Subsidiaries Exploits or has the right to Exploit and for which development has not been abandoned as of the date hereof (A) upon which principal photography has not yet commenced on or prior to the date hereof and (B) which if produced and completed would otherwise constitute Library Pictures.

“VWAP” means the volume weighted average trading price of a publicly-traded share of equity interests in a Person as reported by Bloomberg, L.P. (which VWAP, if calculated for a multi-day period, shall be based on all trades during the primary trading session from 9:30 a.m., New York City time, to 4:00 p.m. New York City time for such period, and not an average of daily averages) or, if not reported therein, in another authoritative source mutually selected by Parent and the Company.

“When-Issued SpinCo Market Capitalization” means the sum of (i) the product of (A) the VWAP of a share of SpinCo Class A Common Stock (based on when-issued trading) over the Stock Split Valuation Period and (B) the total number of shares of SpinCo Class A Common Stock to be issued in the Distribution, as adjusted so that such number is determined on a fully diluted basis and (ii) the product of (x) the VWAP of a share of SpinCo Class B Common Stock (based on when-issued trading) over the Stock Split Valuation Period and (y) the total number of shares of SpinCo Class B Common Stock to be issued in the Distribution, as adjusted so that such number is determined on a fully diluted basis.

“Works in Progress” means all literary, dramatic, audio, visual and/or audiovisual works of any kind or character which the Company or any of its Subsidiaries Exploits or has the right to Exploit, and (A) which have been greenlighted or which are in current production or post-production and have not been abandoned, and (B) which are not complete and which, if completed, would otherwise constitute Library Pictures.

“YES Facility” means that certain Credit Agreement, dated as of November 18, 2014, among Yankees Entertainment and Sports Network, LLC, as the borrower, the guarantors party thereto, the lenders party thereto from time to time, and Bank of America, N.A., as administrative agent and collateral agent.

Section 8.12.          Interpretation.  (a)  The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein”, “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” when used in this Agreement is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  With respect to the determination of any period of time, the word “from” means “from and including”.  The terms “Dollars” and “$” mean United States Dollars.  References to “written” or “in writing” include in electronic form. References herein to any Contract (including this Agreement) mean such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.  References herein to any Law or statute shall be deemed also to refer to all rules and regulations promulgated thereunder.  Any agreement or instrument defined or referred to herein includes all attachments thereto and instruments incorporated therein.

(b)            The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this

Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.13.          Binding Effect; Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion; provided that Parent may designate (a) prior to the First Effective Time, by written notice to the Company, another Subsidiary all of the common equity of and voting interest in which are owned directly or indirectly by Parent to be a party to the Initial Merger in lieu of Corporate Sub or (b) prior to the Second Effective Time, by written notice to the Company, another Subsidiary all of the limited liability company interests in which are owned directly or indirectly by Parent to be a party to the Subsequent Merger in lieu of Merger LLC, in which case of clause (a) or (b), all references herein to Corporate Sub or Merger LLC, as applicable, shall be deemed references to such other Subsidiary (except with respect to representations and warranties made herein with respect to Corporate Sub or Merger LLC as of the date of this Agreement) and all representations and warranties made herein with respect to Corporate Sub or Merger LLC (other than the representations and warranties set forth in Section 4.02(b)) as of the date of this Agreement shall also be made with respect to such other Subsidiary as of the date of such designation; provided that such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other party hereto or due to Parent or such other Subsidiary.  Any assignment in contravention of the preceding sentence shall be null and void.

Section 8.14.           Specific Performance.  (a)  The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  The parties accordingly agree that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 8.05 of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(b)            To the extent any party hereto brings any Proceeding to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such party pursuant to the terms of this Agreement, the Termination Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending, plus 20 business days, or (ii) such other time period established by the court presiding over such Proceeding.

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

Twenty-First Century Fox, Inc.,

by	/s/ Janet Nova
	Name:	Janet Nova
	Title:	Executive Vice President and Deputy Group General Counsel

The Walt Disney Company,

by	/s/ Kevin A. Mayer
	Name:	Kevin A. Mayer
	Title:	Senior Executive Vice President and Chief Strategy Officer

TWC Merger Enterprises 1, LLC,

by	/s/ Kevin A. Mayer
	Name:	Kevin A. Mayer
	Title:	President

TWC Merger Enterprises 2 Corp.,

by	/s/ James M. Kapenstein
	Name:	James M. Kapenstein
	Title:	Senior Vice President

ANNEX A

INDEX OF DEFINED TERMS

Term	Section

Additional Contract	3.11(b)
Affiliate	8.11
Affiliation Agreements	8.11
Aggregate Operational Tax	5.23(f)(ii)
Agreement	Preamble
Alternative Company Acquisition Agreement	5.02(e)
Alternative Parent Acquisition Agreement	5.03(e)
Alternative Transactions	6.02(d)(ii)(A)
Amended Step Plan	5.21(c)(i)
Amended Tax Model	5.23(b)
Anticipated Hook Stock Tax	6.02(d)(vi)
Antitrust Laws	8.11
Applicable Date	3.05(a)
Applicable Federal Rate	5.23(f)(iv)
Assumed State Rate	5.23(f)(iv)
ATO	6.02(d)(ii)(B)
Australian Private Rulings	8.11
Australian Tax Law	6.02(d)(iv)
Average Parent Stock Price	8.11
Bankruptcy and Equity Exception	3.03
Base Exchange Ratio	2.02(a)(i)
Bridge Facility	8.11
business day	8.11
Bylaws	1.05(a)
Cash Payment	2.01(e)
Certificate	2.02(a)(i)
Certificate of Incorporation	1.04(a)
Charter Amendment Stockholder Approvals	Recitals
Charter Amendments	Recitals
Class A Common Stock	2.02(a)(i)
Class A Share	2.02(a)(i)
Class B Common Stock	2.02(a)(i)
Class B Share	2.02(a)(i)
Closing	1.02
Closing Date	1.02
Closing Date Company Divestiture Tax	5.23(f)(iv)
Closing Tax Model	5.23(b)
Code	Recitals
Commercial Agreements	8.11
Commercial Term Sheets	8.11

Annex A-1

Common Stock	2.02(a)(i)
Communications Act	3.04(a)
Communications Laws	3.04(a)
Company	Preamble
Company Acquisition Proposal	7.05(b), 5.02(d)
Company Balance Sheet	3.07
Company Bylaws	3.04(b)
Company Change in Recommendation	5.02(f)
Company Charter	3.04(b)
Company Deferred Stock Units	8.11
Company Disclosure Letter	III
Company EBITDA	5.06(b)
Company Employees	3.08(a)
Company Equity Award	8.11
Company ERISA Affiliate	3.08(d)
Company ERISA Plan	3.08(c)
Company Indentures	8.11
Company Market Capitalization	8.11
Company Material Adverse Effect	8.11
Company Multiemployer Plan	3.08(e)
Company Overview Presentation	8.11
Company Pension Plan	3.08(c)
Company Performance Stock Units	8.11
Company Plan	3.08(a)
Company Recommendation	3.03
Company Related Parties	7.05(e)(i)
Company Reports	3.05(a)
Company Requisite Vote	3.03
Company Restricted Stock Units	8.11
Company Retained IP	3.15(b)
Company Stockholders Meeting	5.05(a)
Company Superior Proposal	5.02(d)
Company Superior Proposal Termination	5.02(f)
Company Termination Fee	7.05(b)
Confidentiality Agreement	8.11
Continuation Period	5.10(a)
Continuing Employee	5.10(a)
Contracts	3.04(b)
Cooperation Agreement	8.11
Copyrights	8.11
Corporate Sub	Preamble
Cravath	5.23(a)
D&O Insurance	5.12(b)
Damages	7.05
Debt Financing	5.16(g)
Debt Offers	5.16(b)

Annex A-2

Debt Payoff	5.16(f)
Derivative Damages	8.08
DGCL	Recitals
Distribution	2.01(c)(i)
Distribution Merger Agreement	2.01(c)(i)
Distribution Merger Sub	8.11
Dividend	2.01
EBITDA	5.06(b)
Employment Agreement	3.08(a)
Environmental Law	8.11
Equity Adjustment Amount	2.02(a)(i)
ERISA	3.08(a)
Exchange Act	3.04(a)
Exchange Agent	2.03(a)
Exchange Fund	2.03(a)
Exchange Ratio	2.02(a)(i)
Excluded Share	2.02(a)(i)
Excluded Shares	2.02(a)(i)
Exploit	8.11
Exploitation	8.11
Export and Sanctions Regulations	8.11
FCC	3.04(a)
FCPA	3.10(c)(i)
Final Company Divestiture Tax	5.23(f)(iv)
Final Company Divestiture Tax Prepayment	5.24
Final NW Stock Tax Basis	5.23(a)
Final Step Plan	5.21(c)(i)
Final Surviving Entity	Recitals
First Certificate of Merger	1.03
First Effective Time	1.03
First Extended Termination Date	7.02(a)
Foreign Competition Laws	3.04(a)
Foreign Regulators	3.04(a)
Foreign Regulatory Laws	3.04(a)
GAAP	8.11
Government Official	8.11
Governmental Consents	8.11
Governmental Entity	3.04(a)
Governmental Regulatory Entity	7.05(c)
Greenwoods	5.22(g)
Hazardous Substance	8.11
Hook Stock	5.22(a)
Hook Stock Charter Amendment	Recitals
Hook Stock Elimination	5.22(b)
Hook Stock Indemnitees	5.22(f)
Hook Stock Legal Comfort	6.02(d)(ii)

Annex A-3

Hook Stock Restructuring Tax	5.22(f)
Hook Stock Tax	5.22(a)
HSR Act	3.02(c)
Indebtedness	8.11
Indemnified Parties	5.12(a)
Information Technology	8.11
Initial Merger	Recitals
Initial Surviving Company	Recitals
Initial Tax Model	5.23(b)
Initial Termination Date	7.02(a)
Intellectual Property	8.11
Intended Tax Treatment	Recitals
Intentional Breach	8.11
Joint Proxy Statement	5.04(a)
Key Affiliation Agreements	8.11
Knowledge of Parent	8.11
Knowledge of the Company	8.11
Laws	3.10(a)
Letter of Transmittal	2.03(b)
Library Pictures	8.11
Library Tangible Assets	8.11
Licenses	3.10(a)
Lien	3.02(b)
LLC Act	Recitals
LLC Operating Agreement	1.05(b)
Material Contract	3.11(a)
Measurement Date	3.02(a)
Merger Consideration	2.02(a)(i)
Merger LLC	Preamble
Merger Subs	Preamble
Mergers	Recitals
Multiemployer Plan	3.08(a)
Nasdaq	8.11
NW Stock Tax Basis	5.23(a)
NW Stock Tax Basis Schedule	5.23(a)
NYSE	8.11
Offer Documents	5.16(b)
Order	3.10(a)
Parent	Preamble
Parent Acquisition Proposal	7.05(c), 5.03(d)
Parent Balance Sheet	4.07
Parent Change in Recommendation	5.03(f)
Parent Common Stock	Recitals
Parent Common Stock Units	4.02(a)
Parent Disclosure Letter	IV

Annex A-4

Parent DSUs	4.02(a)
Parent Material Adverse Effect	8.11
Parent Measurement Date	4.02(a)
Parent Options	4.02(a)
Parent Pension Plan	4.08
Parent Preferred Stock	4.02(a)
Parent PSUs	4.02(a)
Parent Recommendation	4.03
Parent Regulatory Termination Fee	7.05(c)
Parent Related Parties	7.05(e)(ii)
Parent Reports	4.05(a)
Parent Requisite Vote	4.03
Parent RSUs	4.02(a)
Parent Stock Plans	4.02(a)
Parent Stockholders Meeting	5.05(c)
Parent Superior Proposal	5.03(d)
Parent Superior Proposal Termination	5.03(f)
Parent Termination Fee	7.05(c)
Payment	7.05(d)
Payor	7.05(d)
PBGC	3.08(g)
Permitted Restriction	5.06(b)
Person	8.11
Personal Data	8.11
Post-Closing Consent Decree Divestiture Tax	5.23(f)(iv)
Post-Closing Consent Decree Divestitures	5.23(f)(iv)
Post-Closing Tax Rate	5.23(f)(iv)
Preferred Stock	3.02(a)
Preliminary Step Plan	5.21(c)(i)
Proceedings	3.07
Programming Liabilities	8.11
Programs	8.11
Projected Transaction Tax Model	5.23(f)(v)
Recipient	7.05(d)
Registered IP	3.15(a)
Registration Statements	5.04(a)
RemainCo Communications Licenses	3.10(b)
RemainCo FCC License	3.10(b)
RemainCo Foreign License	3.10(b)
Representatives	5.02(a)
Required Divestitures	5.06(b)
Required Governmental Consents	6.01(d)
Required Post-Closing Divestiture Tax	5.23(f)(iv)
Required Pre-Closing Divestiture Tax	5.23(f)(iv)
Restriction	5.06(b)
Retained Business	8.11

Annex A-5

Retained Business Operational Tax	5.23(f)(ii)
Retained Subsidiaries	8.11
Revolving Facility	8.11
S-4 Registration Statement	5.04(a)
Sarbanes-Oxley Act	3.05(a)
Scrip-For-Scrip Rollover Relief	6.02(d)(v)
Second Certificate of Merger	1.03
Second Effective Time	1.03
Second Extended Termination Date	7.02(a)
Secretary of State Undertakings	8.11
Securities Act	2.05(e)
Separation	8.11
Separation Agreement	Recitals
Separation Principles	Recitals
Series Common Stock	3.02(a)
Shares	2.02(a)(i)
Significant Subsidiary	8.11
Skadden	5.25(e)
Sky Acquisition	8.11
Sky Event	8.11
Specified Assets	5.06(b)
Spin Tax	5.23(f)(iii)
SpinCo	8.11
SpinCo Business	8.11
SpinCo Class A Common Stock	8.11
SpinCo Class B Common Stock	8.11
SpinCo Common Stock	8.11
SpinCo Enterprise Value	8.11
SpinCo Equity Value	8.11
SpinCo Operational Tax	5.23(f)(ii)
SpinCo Registration Statement	5.04(a)
SpinCo Subsidiaries	8.11
Step Plan Dispute	5.21(c)(iii)
Stock Issuance	4.03
Stock Split	Recitals
Stock Split Charter Amendment	Recitals
Stock Split Valuation Period	8.11
Stockholder Representation Certificate	8.11
Subsequent Merger	Recitals
Subsidiary	8.11
Takeover Code	8.11
Takeover Statute	3.12
Tax	8.11
Tax Calculation Principles	5.23(f)(v)
Tax Dispute	5.23(d)
Tax Matters Agreement	8.11
Tax Matters Agreement Principles	8.11

Annex A-6

Tax Model Cutoff Date	5.23(b)
Tax Referee	5.23(d)
Tax Return	8.11
Termination Date	7.02(a)
Trade Secrets	8.11
Trademarks	8.11
Trading Day	8.11
Transaction Documents	8.11
Transaction Tax	5.23(f)(i)
Transactions	8.11
Treasury Regulations	8.11
Uncertificated Shares	2.02(a)(i)
Unfunded SpinCo Operational Tax	5.23(f)(ii)
Unproduced Properties	8.11
Voting Agreement	Recitals
VWAP	8.11
When-Issued SpinCo Market Capitalization	8.11
Works in Progress	8.11
YES Facility	8.11

Annex A-7

Exhibit 3.1

AMENDED AND RESTATED BYLAWS

OF

THE WALT DISNEY COMPANY

(hereinafter called the “Corporation”)1

ARTICLE I

OFFICES

Section 1.   Registered Office.  The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, Delaware.

Section 2.   Principal Place of Business.  The principal place of business of the Corporation is hereby fixed and located at 500 South Buena Vista Street, Burbank, California 91521.

Section 3.   Other Offices.  The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1.   Place of Meetings.  Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors (and in the case of a special meeting, by the Board of Directors or the person calling the special meeting as authorized by Section 3 of this Article II) and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2.   Annual Meetings.  The Annual Meetings of Stockholders shall be held on such date and at such time and place as may be fixed by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as is properly brought before the meeting in accordance with these Bylaws.

Section 3.   Special Meetings.

(a)   General.

A special meeting of stockholders of the Corporation may be called only by (i) the Board of Directors, (ii) the Chairman of the Board of Directors, or (iii) the Chief Executive Officer, and, subject to the provisions of Section 3(b) of this Article II and all

________________________
1 As amended and restated December 13, 2017.

other applicable sections of the Bylaws, shall be called by the Secretary of the Corporation at the written request in proper form of one or more stockholders (a “Stockholder Requested Special Meeting”) who have continuously held as stockholders of record “Net Long Shares” (as defined below) representing in the aggregate at least twenty-five percent (25%) (the “Requisite Percentage”) of the outstanding shares of the Corporation’s common stock (“Common Stock”) for at least one year prior to the date such request is delivered to the Secretary (the “Request Date”).  Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, and only such business as is stated in such notice shall be acted upon thereat.

(b)   Stockholder Requested Special Meetings.

(1)   For purposes of determining whether stockholders have held the Requisite Percentage of the outstanding shares of Common Stock for at least one year prior to the Request Date, “Net Long Shares” shall mean those shares of Common Stock as to which the stockholder in question possesses (x) the sole power to vote or direct the voting, (y) the sole economic incidents of ownership (including the sole right to profits and the sole risk of loss), and (z) the sole power to dispose of or direct the disposition.  The number of shares calculated in accordance with clauses (x), (y) and (z) shall not include any shares (1) sold by such stockholder in any transaction that has not been settled or closed, (2) borrowed by such stockholder for any purposes or purchased by such stockholder pursuant to an agreement to resell or (3) subject to any option, warrant, derivative or other agreement or understanding, whether any such arrangement is to be settled with shares of Common Stock or with cash based on the notional amount of shares subject thereto, in any such case which has, or is intended to have, the purpose or effect of (A) reducing in any manner, to any extent or at any time in the future, such stockholder’s rights to vote or direct the voting and full rights to dispose or direct the disposition of any of such shares or (B) offsetting to any degree gain or loss arising from the sole economic ownership of such shares by such stockholder. Whether shares constitute “Net Long Shares” shall be decided by the Board of Directors in its reasonable determination.

(2)   A request for a Stockholder Requested Special Meeting must be signed by the holders of the Requisite Percentage (or their duly authorized agents) and be delivered to the Secretary at the principal executive offices of the Corporation by registered mail, return receipt requested or by a nationally recognized private overnight courier service, return receipt requested.

To be in proper form and valid, a request for a Stockholder Requested Special Meeting shall (A) set forth a statement of the specific purpose or purposes of the meeting and the matters proposed to be acted on at such special meeting (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the Bylaws, the language of the proposed amendment), (B) bear the date of signature of each stockholder (or duly authorized agent) signing the request, (C) set forth (w) the name and address, as they appear in the Corporation’s books, of each stockholder signing such request (or on whose behalf the request is signed), (x) the number of Net Long Shares held by such stockholder, (y) include documentary evidence that the stockholders

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held the Requisite Percentage as of the Request Date and for a minimum of one full year prior to the Request Date, provided that if any of the stockholders are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the request must also include documentary evidence (or, if not simultaneously provided with the request, such documentary evidence must be delivered to the Secretary within ten (10) days after the Request Date) that the beneficial owners on whose behalf the request is made held, together with any requesting stockholders who are beneficial owners, the Requisite Percentage as of the Request Date and for a minimum of one full year prior to the Request Date and (z) a certification from the stockholder submitting the request that the stockholders signing the request in the aggregate satisfy the Requisite Percentage, (D) describe any material interest of each such stockholder in the specific purpose or purposes of the meeting, (E) contain any other information that would be required to be provided by a stockholder seeking to nominate directors or bring an item of business before an annual meeting of stockholders pursuant to Article II, Section 10 of these Bylaws, (F) include an acknowledgment by each stockholder and any duly authorized agent that any reduction in Net Long Shares owned by such stockholder as of the date of delivery of the special meeting request and prior to the record date for the proposed meeting requested by such stockholder shall constitute a revocation of such request to the extent of such reduction, and (G) include an agreement by each stockholder and any duly authorized agent to notify the Corporation promptly in the event of any decrease in Net Long Shares held by such stockholder following the delivery of the request and prior to the Stockholder Requested Special Meeting. In addition, the stockholder and any duly authorized agent shall promptly provide any other information reasonably requested by the Corporation.

The Corporation will provide the requesting stockholders with notice of the record date for the determination of stockholders entitled to vote at the Stockholder Requested Special Meeting.  Each requesting stockholder is required to update the notice delivered pursuant to this Section 3(b) not later than ten (10) business days after such record date to provide any material changes in the foregoing information as of such record date and, with respect to the information required under clause (C)(y) of the previous paragraph, also as of a date not more than five (5) business days before the scheduled date of the Stockholder Requested Special Meeting as to which the request relates.

Any requesting stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary at the principal executive offices of the Corporation.  If, following such revocation (including any revocation resulting from a disposition of shares) at any time before the date of the Stockholder Requested Special Meeting, the remaining unrevoked requests are from stockholders holding in the aggregate less than the Requisite Percentage, the Board of Directors, in its discretion, may cancel the Stockholder Requested Special Meeting.

(3)            Notwithstanding the foregoing, a special meeting request shall not be valid, and the Secretary shall not be required to call the Stockholder Requested Special Meeting if (A) the request for such special meeting does not comply with this Section 3(b), (B) the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer has called or calls an annual or special meeting of stockholders

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to be held not later than ninety (90) days after the date on which a valid request has been delivered to the Secretary (the “Delivery Date”) and the Board of Directors determines in good faith that the business of such meeting includes (among any other matters properly brought before the meeting) an identical or substantially similar item of business (a “Similar Item”) specified in the stockholder’s request, (C) the request is received by the Secretary during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (D) if two or more special meetings have been called at the request of stockholders and convened within the 12-month period ending on the Delivery Date, (E) the request contains a Similar Item to an item that was presented at any meeting of stockholders held within one hundred and twenty (120) days prior to the Delivery Date (and, for purposes of this clause (E) the election of directors shall be deemed a “Similar Item” with respect to all items of business involving the election or removal of directors), (F) the request relates to an item of business that is not a proper subject for action by the stockholders of the Corporation under applicable law or (G) the request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or other applicable law.  The Board of Directors shall determine in good faith whether the requirements set forth in this Section 3(b) have been satisfied and such determination shall be binding on the Corporation and its stockholders.

(4)   If a valid special meeting request has been made, the Stockholder Requested Special Meeting shall be held at such date, time and place as the Board of Directors shall fix; provided, however, that the date of any such special meeting shall be not more than 90 days after the Special Meeting Request is delivered to the Secretary.

(5)   Business transacted at any Stockholder Requested Special Meeting shall be limited to the purpose(s) stated in a valid special meeting request for such meeting; provided, however, that nothing herein shall prohibit the Corporation from submitting matters to a vote of the stockholders at any Stockholder Requested Special Meeting.

(6)   If none of the stockholders who submitted the request for a Stockholder Requested Special Meeting appears or sends a qualified representative to present the matters to be presented for consideration that were specified in the special meeting request, the Corporation need not present such matters for a vote at such meeting, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

Section 4.   Quorum.  Except as may be otherwise provided by law or by the Certificate of Incorporation, the holders of a majority in voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.  If, however, such quorum shall not be present or represented at any meeting of the stockholders, a minority of the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.  At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.  If the adjournment is for more than 30 days, or if after the

4

adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

Section 5.   Voting.  Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, (i) at all meetings of stockholders for the election of directors, a plurality of votes cast shall be sufficient to elect, and (ii) any other question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority in voting power of the stock represented and entitled to vote thereon.  Unless otherwise provided in the Certificate of Incorporation, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder.  The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 6.   Organization.

(a)   All meetings of the stockholders shall be presided over by the Chairman of the Board of Directors and, if he is not present, by such officer or director as is designated by the Board of Directors.  The Secretary of the Corporation or, if he is not present, any Assistant Secretary or other person designated by the presiding officer shall act as secretary of the meeting.

(b)   The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting.  The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate.  Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting.  Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants.  Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 7.   List of Stockholders Entitled to Vote.  The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.  Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10

5

days prior to the meeting at the principal place of business of the Corporation.  The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

Section 8.   Stock Ledger.  The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 9.   Inspectors of Election.  Before any meeting of stockholders, the Board of Directors shall appoint one or more inspectors to act at the meeting and make a written report thereof.  The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act.  If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.  Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

The inspectors shall:

(a)                  ascertain the number of shares outstanding and the voting power of each,

(b)                  determine the shares represented at the meeting and the validity of proxies and ballots,

(c)                  count all votes and ballots,

(d)                  determine and retain for a reasonable period a record of the disposition of any challenges made to any determination made by the inspectors, and

(e)                  certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.  In determining the validity and counting of proxies and ballots, the inspectors shall act in accordance with applicable law.

Section 10.   Notice of Stockholder Business and Nominations.

(a)   Annual Meetings of Stockholders.

(1)   Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (b) by or at the direction of the Board of Directors, (c) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 10 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 10, or (d) with respect to nominations, by any Eligible Stockholder (as defined in Article II, Section 11 of these Bylaws) whose

6

Stockholder Nominee (as defined in Article II, Section 11 of these Bylaws) is included in the Corporation’s proxy materials for the relevant annual meeting.

(2)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (a)(1) of this Section 10, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business other than the nomination of persons for election to the Board of Directors must constitute a proper matter for stockholder action.  To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth day nor earlier than the close of business on the one hundred twentieth day prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty days before or more than seventy days after such anniversary date, notice by the stockholder must be so delivered not later than the close of business on the ninetieth day prior to such annual meeting or if later the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation).  In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (and such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (ii) the class and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and or by proxy at the meeting to propose such business or nomination, and (iv) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies from stockholders in support of such proposal or nomination.  The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

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(3)   Notwithstanding anything in the second sentence of paragraph (a)(2) of this Section 10 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 10 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(b)   Special Meetings of Stockholders.

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting.  Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board of Directors, or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 10 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 10.  In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stock-holder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by paragraph(a)(2) of this Section 10  shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth day prior to such special meeting and not later than the close of business on the later of the ninetieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees   proposed by the Board of Directors to be elected at such meeting.  In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(c)   General.

(1)   Only such persons who are nominated in accordance with the procedures set forth in this Section 10 (in the case of an annual or special meeting) or in Article II. Section 11 of these Bylaws (in the case of an annual meeting only) shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 10.  Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 10 (including whether the stockholder or

8

beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (a)(2)(c)(iv) of this Section 10) and, if applicable, Section 3(b) and (b) if any proposed nomination or business was not so made or proposed in compliance with this Section 10 and, if applicable, Section 3(b) to declare that such nomination shall be disregarded or that such proposed business shall not be transacted.

(2)   For purposes of this Section 10 and Section 11 of this Article II, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3)   Notwithstanding the foregoing provisions of this Section 10, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 10.  Nothing in this Section 10 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

Section 11.   Proxy Access.

(a)   Subject to the provisions of this Section 11, the Corporation shall include in its proxy statement (including its form of proxy) for an annual meeting of stockholders the name of any stockholder nominee for election to the Board of Directors submitted pursuant to this Section 11 (each a “Stockholder Nominee”) provided (i) timely written notice of such Stockholder Nominee satisfying this Section 11 (“Notice”) is delivered to the Corporation by or on behalf of a stockholder or stockholders that, at the time the Notice is delivered, satisfy the ownership and other requirements of this Section 11 (such stockholder or stockholders, and any person on whose behalf they are acting, the “Eligible Stockholder”), (ii) the Eligible Stockholder expressly elects in writing at the time of providing the Notice to have its nominee included in the Corporation’s proxy statement pursuant to this Section 11, and (iii) the Eligible Stockholder and the Stockholder Nominee otherwise satisfy the requirements of this Section 11 and the director qualifications requirements set forth in the Corporation’s Corporate Governance Guidelines and any other document setting forth qualifications for directors.

(b)   To be timely, an Eligible Stockholder’s notice must be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation, not later than the close of business on the one hundred twentieth day nor earlier than the close of business on the one hundred fiftieth day prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty days before or more than seventy days after such anniversary date, notice by the stockholder must be so delivered not later than the close of business on the one hundred twentieth day prior to such annual meeting or if later the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation).  In no event shall the public announcement of an adjournment

9

or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of the Eligible Stockholder’s notice.

(c)   In addition to including the name of the Stockholder Nominee in the Corporation’s proxy statement for the annual meeting, the Corporation also shall include (i) the information concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation’s proxy statement pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder and (ii) if the Eligible Stockholder so elects, a Statement (defined below) (collectively, the “Required Information”).  Nothing in this Section 11 shall limit the Corporation’s ability to solicit against and include in its proxy statement its own statements relating to any Stockholder Nominee.

(d)   The number of Stockholder Nominees (including Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the Corporation’s proxy statement pursuant to this Section 11 but either are subsequently withdrawn or that the Board of Directors decides to nominate (a “Board Nominee”)) appearing in the Corporation’s proxy statement with respect to a meeting of stockholders shall not exceed the greater of (x) two or (y) 20% of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to this Section 11 (the “Final Proxy Access Nomination Date”) or, if such amount is not a whole number, the closest whole number below 20% (the “Permitted Number”); provided, however, that (i) the Permitted Number shall be reduced by the number of director candidates for which the Corporation shall have received one or more valid Notices that a stockholder intends to nominate director candidates at such annual meeting of stockholders pursuant to paragraph (a)(2) of Section 10 of this Article II, (ii) any director in office as of the nomination deadline who was included in the Corporation’s proxy statement as a Stockholder Nominee for any of the two preceding annual meetings and whom the Board of Directors decides to nominate for election to the Board of Directors also will be counted against the Permitted Number, and (iii) in the event that one or more vacancies for any reason occurs on the Board of Directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of stockholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced.  In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 11 exceeds the Permitted Number, each Eligible Stockholder shall select one Stockholder Nominee for inclusion in the Corporation’s proxy statement until the Permitted Number is reached, going in order of the amount (greatest to least) of voting power of the Corporation’s capital stock entitled to vote on the election of directors as disclosed in the Notice.  If the Permitted Number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(e)   An Eligible Stockholder must have owned (as defined below) continuously for at least three years a number of shares that represents 3% or more of the total voting power of the Corporation’s outstanding shares of capital stock entitled to vote in the election of directors (the “Required Shares”) as of both the date the Notice is

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delivered to or received by the Corporation in accordance with this Section 11 and the record date for determining stockholders entitled to vote at the meeting and must continue to own the Required Shares through the meeting date.  For purposes of satisfying the ownership requirement under this Section 11, the voting power represented by the shares of the Corporation’s capital stock owned by one or more stockholders, or by the person or persons who own shares of the Corporation’s capital stock and on whose behalf any stockholder is acting, may be aggregated, provided that (i) the number of stockholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed 20, (ii) each stockholder or other person whose shares are aggregated shall have held such shares continuously for at least three years, and (iii) a group of two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer (or by a group of related employers that are under common control), or (C) a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or person for this purpose.  Whenever an Eligible Stockholder consists of a group of stockholders and/or other persons, any and all requirements and obligations for an Eligible Stockholder set forth in this paragraph (e) must be satisfied by and as to each such stockholder or other person, except that shares may be aggregated to meet the Required Shares as provided in this paragraph (e).  With respect to any one particular annual meeting, no stockholder or other person may be a member of more than one group of persons constituting an Eligible Stockholder under this Section 11.

(f)   For purposes of this Section 11, an Eligible Stockholder shall be deemed to “own” only those outstanding shares of the Corporation’s capital stock as to which the person possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such person or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell, or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation’s capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (A) reducing in any manner, to any extent or at any time in the future, such person’s or affiliates’ full right to vote or direct the voting of any such shares, and/or (B) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such person or affiliate.  A person shall “own” shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares.  A person’s ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on five business days’ notice and recalls such loaned shares not more than five business days after being notified that any of its Stockholder Nominees will be

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included in the Corporation’s proxy statement, or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person.  The terms “owned,” “owning” and other variations of the word “own” shall have correlative meanings.  For purposes of this Section 11, the term “affiliate” shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

(g)   An Eligible Stockholder must provide with its Notice the following information in writing to the Secretary: (i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the Notice is delivered to or received by the Corporation, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder’s agreement to provide (A) within five business days after the record date for the meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder’s continuous ownership of the Required Shares through the record date and (B) immediate notice if the Eligible Stockholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of stockholders; (ii) documentation satisfactory to the Corporation demonstrating that a group of funds qualifies to be treated as one stockholder or person for purposes of this Section 11; (iii) a representation that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder hereunder): (A) intends to continue to own the Required Shares through the date of the annual meeting, (B) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent, (C) has not nominated and will not nominate for election to the Board of Directors at the meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 11, (D) has not engaged and will not engage in, and has not and will not be, a “participant” in another person’s “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Stockholder Nominee(s) or a Board Nominee, (E) will not distribute to any stockholder any form of proxy for the meeting other than the form distributed by the Corporation, and (F) has provided and will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; (iv) the written consent of each Stockholder Nominee to be named in the Corporation’s proxy statement as a nominee and to serve as a director if elected; (v) a copy of the Schedule 14N that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act; (vi) any other information that would be required to be provided by a stockholder seeking to nominate directors pursuant to paragraph (a)(2) of Section 10 of this Article II; (vii) in the case of a nomination by a group of stockholders that together is an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and (viii) an undertaking that the

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Eligible Stockholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder’s communications with the Corporation’s stockholders or out of the information that the Eligible Stockholder provides to the Corporation, (B) in a form satisfactory to the Corporation, indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 11, (C) file with the SEC any solicitation or other communication with the Corporation’s stockholders relating to the meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder or whether any exemption from filing is available for such solicitation or other communication under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and (D) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting.

(h)   The Eligible Stockholder may include with its Notice, a written statement for inclusion in the Corporation’s proxy statement for the meeting, not to exceed 500 words in support of each Stockholder Nominee, in support of the Stockholder Nominee’s candidacy (the “Statement”).  Notwithstanding anything to the contrary contained in this Article II, the Corporation may omit from its proxy statement any information or Statement that it believes would violate any applicable law, rule, regulation or listing standard.

(i)   Each Stockholder Nominee must (i) provide within five business days of the Corporation’s request an executed agreement, in a form deemed satisfactory to the Corporation, that (A) the Stockholder Nominee has read and agrees to adhere to the Corporation’s Corporate Governance Guidelines, the Corporation’s Code of Business Conduct and Ethics for Directors and any other Corporation policies and guidelines applicable to directors, including with regard to securities trading, (B) the Stockholder Nominee is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a Director of the Corporation, with such person’s fiduciary duties under applicable law, (C) the Stockholder Nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification (a “Compensation Arrangement”) in connection with such person’s nomination for director and/or service as a director that has not been disclosed to the Corporation; (ii) complete, sign and submit all questionnaires required of the Corporation’s Board of Directors within five business days of receipt of each such questionnaire from the Corporation; and (iii) provide within five business days of the Corporation’s request such additional information as the Corporation determines may be necessary to permit the Board of Directors to determine whether such Stockholder

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Nominee meets the requirements of this Section 11 and/or the Corporation’s requirements with regard to director qualifications and policies and guidelines applicable to directors, including whether (A) such Stockholder Nominee is independent under the committee independence requirements set forth in the rules of the principal U.S. exchange on which shares of the Corporation are listed, the listing standards of each U.S. exchange upon which the capital stock of the Corporation is listed, any applicable rules of the Securities and Exchange Commission, and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the directors (the “Independence Standards”), (B) such Stockholder Nominee has any direct or indirect relationship with the Corporation that has not been deemed categorically immaterial pursuant to the Corporation’s Corporate Governance Guidelines, and (C) such Stockholder Nominee is not and has not been subject to (1) any event specified in Item 401(f) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”) or (2) any order of the type specified in Rule 506(d) of Regulation D under the Securities Act.

(j)   In the event that any information or communications provided by the Eligible Stockholder or Stockholder Nominee to the Corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary of any such inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct; it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation’s right to omit a Stockholder Nominee from its proxy materials as provided in this Section 11.

(k)   The Corporation shall not be required to include, pursuant to this Section 11, a Stockholder Nominee in its proxy statement (or, if the proxy statement has already been filed, to allow the nomination of a Stockholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation) (i) if the Eligible Stockholder who has nominated such Stockholder Nominee has nominated for election to the Board of Directors at the meeting any person other than pursuant to this Section 11, or has or is engaged in, or has been or is a “participant” in another person’s, “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Stockholder Nominee(s) or a Board Nominee, (ii) who is not independent under the Independence Standards, (iii) whose election as a member of the Board of Directors would violate or cause the Corporation to be in violation of these Bylaws, the Corporation’s certificate of incorporation, the Corporation’s Corporate Governance Guidelines, the Corporation’s Code of Business Conduct and Ethics for Directors or other document setting forth qualifications for directors, the listing standards of any exchange upon which the Corporation’s capital stock is listed, or any applicable state or federal law, rule or regulation, (iv) if the Stockholder Nominee is or becomes a party to any undisclosed Voting Commitment, (v) if the Stockholder Nominee is or becomes a party to any undisclosed Compensation Agreement, (vi) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (vii) whose then-current or within the preceding ten years’

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business or personal interests place such Stockholder Nominee in a conflict of interest with the Corporation or any of its subsidiaries that would cause such Stockholder Nominee to violate any fiduciary duties of directors established pursuant to Delaware law, including but not limited to the duty of loyalty and duty of care, (viii) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years, (ix) who is subject to any order of the type specified in Rule 506(d) of Regulation D under the Securities Act, or (x) if such Stockholder Nominee or the applicable Eligible Stockholder shall have provided information to the Corporation in respect of such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading or shall have breached its or their agreements, representations, undertakings and/or obligations pursuant to this Section 11.

(l)   Notwithstanding anything to the contrary set forth herein, if (i) the Stockholder Nominee and/or the applicable Eligible Stockholder shall have breached its or their agreements, representations, undertakings and/or obligations pursuant to this Section 11, as determined by the Board of Directors or the person presiding at the meeting, or (ii) the Eligible Stockholder (or a qualified representative thereof) does not appear at the meeting to present any nomination pursuant to this Section 11, (x) the Board of Directors or the person presiding at the meeting shall be entitled to declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation and (y) the Corporation shall not be required to include in its proxy statement any successor or replacement nominee proposed by the applicable Eligible Stockholder or any other Eligible Stockholder.

(m)   Any Stockholder Nominee who is included in the Corporation’s proxy statement for a particular meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at the meeting or (ii) does not receive a number of votes cast in favor of his or her election at least equal to 25% of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the Stockholder Nominee’s election, shall be ineligible to be included in the Corporation’s proxy statement as a Stockholder Nominee pursuant to this Section 11 for the next two annual meetings of stockholders following the meeting for which the Stockholder Nominee has been nominated for election.

(n)   The Board of Directors (and any other person or body authorized by the Board of Directors) shall have the power and authority to interpret this Section 11 and to make any and all determinations necessary or advisable to apply this Section 11 to any persons, facts or circumstances, including the power to determine (i) whether a person or group of persons qualifies as an Eligible Stockholder, (ii) whether outstanding shares of the Corporation’s capital stock are “owned” for purposes of meeting the ownership requirements of this Section 11, (iii) whether a notice complies with the requirements of this Section 11, (iv) whether a person satisfies the qualifications and requirements to be a Stockholder Nominee, (v) whether inclusion of the Required Information in the Corporation’s proxy statement is consistent with all applicable laws, rules, regulations and listing standards, and (vi) whether any and all requirements of this Section 11 have

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been satisfied.  Any such interpretation or determination adopted in good faith by the Board of Directors (or any other person or body authorized by the Board of Directors) shall be conclusive and binding on all persons, including the Corporation and all record or beneficial owners of stock of the Corporation.

ARTICLE III

DIRECTORS

Section 1.   Number and Election of Directors.

(a) Subject to the rights, if any, of the holders of preferred stock of the Corporation to elect directors of the Corporation, the Board of Directors shall consist of not less than nine nor more than 21 members with the exact number of directors to be determined from time to time solely by resolution duly adopted by the Board of Directors.  Except as provided in Section 3 of this Article, directors shall be elected by a “majority of votes cast” (as defined herein) at the Annual Meeting of stockholders to hold office as provided by Article FIFTH of the Certificate of Incorporation, unless the election is contested, in which case directors shall be elected by a plurality of votes cast.  An election shall be contested if, as determined by the Board of Directors, the number of nominees exceeds the number of directors to be elected.  For the purposes of this Section, a “majority of votes cast” means that the number of shares voted “for” a director exceeds the number of votes cast “against” that director.  Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.  Directors need not be stockholders.

(b) If a Director in an uncontested election does not receive a majority of votes cast for his or her election, the director shall, within ten business days of certification of election results, submit to the Board a letter of resignation for consideration by the Governance and Nominating Committee.  The Governance and Nominating Committee shall promptly assess the appropriateness of such nominee continuing to serve as a director and recommend to the Board the action to be taken with respect to such tendered resignation.  The Board will determine whether to accept or reject such resignation, or what other action should be taken, within 90 days from the date of the certification of election results.

Section 2.   Resignation of Directors.  Any director may resign at any time effective upon giving written notice to the Corporation, unless the notice specifies a later time for the effectiveness of such resignation.

Section 3.   Vacancies.  Any vacancy on the Board of Directors, howsoever resulting may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.  Any director elected to fill a vacancy shall hold office for a term as specified in Article FIFTH of the Certificate of Incorporation.

Section 4.   Duties and Powers.  The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or

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by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 5.   Chairman of the Board.  The Board of Directors shall annually elect one of its members to be Chairman of the Board and shall fill any vacancy in the position of Chairman of the Board at such time and in such manner as the Board of Directors shall determine.  The Chairman of the Board shall preside at all meetings of the Board of Directors and of stockholders.  The Chairman shall perform such other duties and services as shall be assigned to or required of the Chairman by the Board of Directors.

Section 6.   Meetings.  The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware.  Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors.  Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, the Chief Executive Officer, the President or by a majority of the Board of Directors.  Notice thereof, stating the place, date and hour of the meeting, shall be given to each director either by mail not less than four days before the date of the meeting, or personally or by telephone, telegram, telex or similar means of communication on 12 hours’ notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 7.   Quorum; Action of Board of Directors.  Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these Bylaws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors.  If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 8.   Action by Written Consent.  Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, or by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee.  Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 9.   Meetings by Means of Conference Telephone.  Members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 9 shall constitute presence in person at such meeting.

Section 10.   Committees.  The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each

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committee to consist of one or more of the directors of the Corporation.  The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee.  In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member.  Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation.  The Board of Directors shall have the power to prescribe the manner in which proceedings of any such committee shall be conducted.  In the absence of any such prescription, such committee shall have the power to prescribe the manner in which its proceedings shall be conducted.  Unless the Board of Directors or such committee shall otherwise provide, regular and special meetings and other actions of any such committee shall be governed by the provisions of this Article III applicable to meetings and actions of the Board of Directors.  Each committee shall keep regular minutes and report to the Board of Directors when required.

Section 11.   Fees and Compensation.  Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by the Board of Directors.

ARTICLE IV

OFFICERS

Section 1.   General.  The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chief Executive Officer, a President, a Secretary and a Treasurer.  The Board of Directors, in its sole discretion, may also choose one or more Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers.  Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws.

Section 2.   Election.  The Board of Directors at its first meeting held after each Annual Meeting of stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time solely by the Board of Directors, which determination may be by resolution of the Board of Directors or in any bylaw provision duly adopted or approved by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal.  Any officer elected by the Board of Directors may be removed at any time by the Board of Directors with or without cause.  Any vacancy occurring in any office of the Corporation may be filled only by the Board of Directors.

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Section 3.   Chief Executive Officer.  The Chief Executive Officer of the Corporation shall, subject to the provisions of these Bylaws and the control of the Board of Directors, have general and active management, direction and supervision over the business of the Corporation and over its officers.  He shall perform all duties incident to the office of chief executive and such other duties as from time to time may be assigned to him by the Board of Directors.  The Chief Executive Officer shall report directly to the Board of Directors and shall have the right to delegate any of his powers to any other officer or employee.

Section 4.   President.  The President shall report and be responsible to the Chief Executive Officer.  The President shall have such powers and perform such duties as from time to time may be assigned or delegated to him by the Board of Directors or the Chief Executive Officer or are incident to the office of President.

Section 5.   Executive Vice Presidents.  The Executive Vice Presidents shall have such powers and perform such duties as from time to time may be prescribed for them respectively by the Board of Directors or are incident to the office of Executive Vice President.

Section 6.   Senior Vice Presidents. The Senior Vice Presidents shall have such powers and perform such duties as from time to time may be prescribed for them respectively by the Board of Directors or are incident to the office of Senior Vice President.

Section 7.   Vice Presidents.  The Vice Presidents shall have such powers and perform such duties as from time to time may be prescribed for them respectively by the Board of Directors or are incident to the office of Vice President.

Section 8.   Secretary.  The Secretary shall keep or cause to be kept, at the principal executive office or such other place as the Board of Directors may order, a book of minutes of all meetings of stockholders, the Board of Directors and its committees, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Board of Directors and committee meetings, the number of shares present or represented at stockholders’ meetings, and the proceedings thereof.  The Secretary shall keep, or cause to be kept, a copy of the Bylaws of the Corporation at the principal executive office or business office of the Corporation.

The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the Corporation’s transfer agent or registrar, if one be appointed, a stock register, or a duplicate stock register, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, for holders of certificated shares, the number and date of certificates issued for the same and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors and any committees thereof required by these Bylaws or by law to be given, shall keep the seal of the Corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors.

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Section 9.   Treasurer.  The Treasurer shall have the custody of the corporate funds and securities of the Corporation and shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, and shall send or cause to be sent to the stockholders of the Corporation such financial statements and reports as are by law or these Bylaws required to be sent to them.

The Treasurer shall deposit all moneys and valuables in the name and to the credit of the Corporation with such depositaries as may be designated by the Board of Directors.  The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the Chief Executive Officer, the President and directors, whenever they request it, an account of all transactions and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors.

Section 10.   Other Officers.  Such other officers or assistant officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors.  The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

Section 11.   Execution of Contracts and Other Documents.  Each officer of the Corporation may execute, affix the corporate seal and/or deliver, in the name and on behalf of the Corporation, deeds, mortgages, notes, bonds, contracts, agreements, powers of attorney, guarantees, settlements, releases, evidences of indebtedness, conveyances, or any other document or instrument which is authorized by the Board of Directors or is required to be executed in the ordinary course of business, except in cases where the execution, affixation of the corporate seal and/or delivery thereof shall be expressly and exclusively delegated by the Board of Directors to some other officer or agent of the Corporation.

ARTICLE V

STOCK

Section 1.   Stock Certificates.

(a)   From and after October 16, 2013, all shares of any or all of the Corporation’s classes or series of stock shall be issued, recorded and transferred exclusively in uncertificated book-entry form in accordance with a direct registration program operated by a clearing agency registered under Section 17A of the United States Securities and Exchange Act.  Any certificates for shares of the Corporation that were issued prior to October 16, 2013 shall continue to be certificated securities of the Corporation until the certificates therefor have been surrendered to the Corporation

(b)   Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law or a statement that the Corporation will furnish

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without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2.   Signatures.

(a)   Any share represented by certificates shall be signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or any Executive Vice President, Senior Vice President or Vice President and (ii) by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation.

(b)   Where a certificate is countersigned by (i) a transfer agent or (ii) a registrar, any other signature on the certificate may be a facsimile.  In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 3.   Lost Certificates.  The Board of Directors may direct new uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of new uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.   Transfers.  Transfers of shares of capital stock of the Corporation shall be made only on the stock record of the Corporation by the holder of record thereof or by his attorney thereunto authorized by the power of attorney duly executed and filed with the Secretary of the Corporation or the transfer agent thereof and upon receipt of proper transfer instructions from the registered owner of such shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock or, in the case of certificated shares, only on surrender of any certificate or certificates representing such shares, properly endorsed or accompanied by a duly executed stock transfer power.

Section 5.   Record Date.

(a)   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 days nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.  A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall

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apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b)   Notwithstanding Section 5(a) of Article V of these Bylaws, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the Board of Directors or as otherwise established under this Section 5(b).  Any person seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary and delivered to the Corporation, request that a record date be fixed for such purpose.  The Board of Directors may fix a record date for such purpose which shall be no more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board and shall not precede the date such resolution is adopted.  If the Board of Directors fails within 10 days after the Corporation receives such notice to fix a record date for such purpose, the record date shall be the day on which the first written consent is delivered to the Corporation in the manner described in Section 5(c) below unless prior action by the Board of Directors is required under the General Corporation Law of the State of Delaware, in which event the record date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c)   Every written consent purporting to take or authorizing the taking of corporate action and/or related revocations (each such written consent and related revocation is referred to in this Section 5(c) of Article V of the Bylaws as a “Consent”) shall bear the date of signature of each stockholder who signs the Consent, and no Consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated Consent delivered in the manner required by this Section 5(c), Consents signed by a sufficient number of stockholders to take such action are so delivered to the Corporation.

A Consent shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  Delivery to the Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested.

In the event of the delivery to the Corporation of a Consent, the Secretary of the Corporation shall provide for the safe-keeping of such Consent and shall promptly conduct such ministerial review of the sufficiency of the Consents and of the validity of the action to be taken by stockholder consent as he deems necessary or appropriate, including, without limitation, whether the holders of a number of shares having the requisite voting power to authorize or take the action specified in the Consent have given consent; provided, however, that if the corporate action to which the Consent relates is the removal or replacement of one or more members of the Board of Directors, the Secretary of the Corporation shall promptly designate two persons, who shall not be members of the Board of Directors, to serve as inspectors with respect to such Consent and such inspectors shall discharge the functions of the Secretary of the Corporation under this Section 5(c).  If after such investigation the Secretary or the inspectors (as the case may be) shall determine that the Consent is valid and that the action therein specified has been validly authorized, that fact shall forthwith be certified on the records

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of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders, and the Consent shall be filed in such records, at which time the Consent shall become effective as stockholder action.  In conducting the investigation required by this Section 5(c), the Secretary or the inspectors (as the case may be) may, at the expense of the Corporation, retain special legal counsel and any other necessary or appropriate professional advisors, and such other personnel as they may deem necessary or appropriate to assist them, and shall be fully protected in relying in good faith upon the opinion of such counsel or advisors.

Section 6.   Beneficial Owners.  The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 7.   Certain Security Repurchases.  The Corporation shall not acquire any of its voting equity securities at a price exceeding the greater of the then-current market price of such securities or the average market price of such securities for the preceding thirty trading days from any person or group who or that is the beneficial owner of more than 2% of the Corporation’s voting securities, unless the acquisition of such securities is (a) effected pursuant to the same offer and on terms extended to all holders of securities of such class and to all holders of any other class from or into which such securities may be converted, or (b) approved by a vote of a majority of the shares cast, excluding those owned by the beneficial owner whose shares are being acquired by the Corporation.  This provision shall not restrict the Corporation from acquiring shares in other circumstances, including: (i) reacquiring shares in the open market or in block trades pursuant to a stock repurchase program approved by the Board of Directors, in each case in accordance with the requirements of Securities and Exchange Commission Rule 10b-18 or any successor rule, or (ii) reacquiring shares pursuant to the terms of a stock option plan that has been approved by a vote of a majority of the shares of common stock.

Section 8.  Stockholder Rights Plans.

(a)   Notwithstanding anything in these Bylaws to the contrary, the adoption of a stockholder rights plan, rights agreement or any other form of distribution to stockholders which is designed to or has the effect of making an acquisition of large holdings of the Corporation’s shares of common stock more difficult or expensive (“Stockholder Rights Plan”) shall require the affirmative vote of a majority of the members of the Board of Directors including a majority of members who have been determined by the Board of Directors to be independent pursuant to the requirements of any policy of the Corporation and any applicable regulatory listing requirement (“Independent Members”).

(b)   Any Stockholder Rights Plan adopted after the effective date of this Section shall expire no later than one year following the date of its adoption or the most

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recent extension pursuant to clause (2) below unless (1) a majority of the Board including a majority of the Independent Members determines to extend the term of the Stockholder Rights Plan or any rights or options provided thereunder, in which case the Stockholder Rights Plan will remain in effect until the completion of the next Annual Meeting of Stockholders or (2) the Board unanimously determines that it is in the best interest of stockholders to extend the term of the Stockholder Rights Plan or any rights or options provided thereunder notwithstanding any absence of stockholder ratification.

(c)   Paragraphs (a) and (b) of this Section shall not apply to any Stockholder Rights Plan ratified by the stockholders.

(d)   Any decision by the Board of Directors to repeal or amend this Section shall require the affirmative vote of a majority of the Board including a majority of the Independent Members of the Board of Directors.

ARTICLE VI

NOTICES

Section 1.   Notices.  Whenever written notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director or stockholder, such notice may be given by mail, addressed to such director or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail.  Written notice may also be given personally or by telegram, telex, cable or facsimile or (to the extent permitted by law) other electronic transmission followed, if required by law, by deposit in the United States mail, with postage prepaid.

Section 2.   Waivers of Notice.  Whenever any notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director or stockholder, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VII

GENERAL PROVISIONS

Section 1.   Disbursements.  All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 2.   Fiscal Year.  The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 3.   Voting Securities Owned by the Corporation.  Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board of Directors, the Chief Executive Officer or

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the President or any other officer or officers authorized by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer or the President, and any such officer may, in the name of and on behalf of the Corporation, vote, represent and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation and take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present.  The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

Section 4.   Forum for Adjudication of Disputes.  Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these Bylaws (as each may be amended from time to time), (d) any action or proceeding as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (e) any action or proceeding asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Bylaw.

ARTICLE VIII

INDEMNIFICATION

Section 1.   General.  The Corporation shall indemnify to the full extent authorized or permitted by law (as now or hereafter in effect) any person made, or threatened to be made, a defendant or witness to any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation or by reason of the fact that such director or officer, at the request of the Corporation, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity.  Nothing contained herein shall affect any rights to indemnification to which employees other than directors and officers may be entitled by law.  No amendment or repeal of this Section 1 shall apply to or have any effect on any right to indemnification provided hereunder with respect to any acts or omissions occurring prior to such amendment or repeal.

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Section 2.   Further Assurance.  In furtherance and not in limitation of the powers conferred by statute:

(a)   the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of law; and the Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements), as well as enter into contracts providing indemnification to the full extent authorized or permitted by law and including as part thereof provisions with respect to any or all of the foregoing to ensure the payment of such amounts as may become necessary to effect indemnification as provided therein, or elsewhere.

ARTICLE IX

AMENDMENTS

Section 1.   General.  These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by the Board of Directors.

ARTICLE X

EMERGENCY PROVISIONS

Section 1.   General.  The provisions of this Article X shall be operative only during a national emergency declared by the President of the United States or the person performing the President’s functions, or in the event of a nuclear, atomic or other attack on the United States or a disaster making it impossible or impracticable for the Corporation to conduct its business without recourse to the provisions of this Article X.  Said provisions in such event shall override all other Bylaws of the Corporation in conflict with any provisions of this Article X, and shall remain operative so long as it remains impossible or impracticable to continue the business of the Corporation otherwise, but thereafter shall be inoperative; provided that all actions taken in good faith pursuant to such provisions shall thereafter remain in full force and effect unless and until revoked by action taken pursuant to the provisions of the Bylaws other than those contained in this Article X.

Section 2.   Unavailable Directors.  All directors of the Corporation who are not available to perform their duties as directors by reason of physical or mental incapacity or for any other reason or who are unwilling to perform their duties or whose whereabouts are unknown shall automatically cease to be directors, with like effect as if such persons had resigned as directors, so long as such unavailability continues.

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Section 3.   Authorized Number of Directors.  The authorized number of directors shall be the number of directors remaining after eliminating those who have ceased to be directors pursuant to Section 2 of this Article X, or the minimum number required by law, whichever number is greater.

Section 4.   Quorum.  The number of directors necessary to constitute a quorum shall be one-third of the authorized number of directors as specified in Section 3 of this Article X, or such other minimum number as, pursuant to the law or lawful decree then in force, it is possible for the Bylaws of a Corporation to specify.

Section 5.   Creation of Emergency Committee.  In the event the number of directors remaining after eliminating those who have ceased to be directors pursuant to Section 2 of this Article X is less than the minimum number of authorized directors required by law, then until the appointment of additional directors to make up such required minimum, all the powers and authorities which the Board of Directors could by law delegate including all powers and authorities which the Board of Directors could delegate to a committee, shall be automatically vested in an emergency committee, and the emergency committee shall thereafter manage the affairs of the Corporation pursuant to such powers and authorities and shall have all other powers and authorities as may by law or lawful decree be conferred on any person or body of persons during a period of emergency.

Section 6.   Constitution of Emergency Committee.  The emergency committee shall consist of all the directors remaining after eliminating those who have ceased to be directors pursuant to Section 2 of this Article X, provided that such remaining directors are not less than three in number.  In the event such remaining directors are less than three in number, the emergency committee shall consist of three persons, who shall be the remaining director or directors and either one or two officers or employees of the Corporation, as the remaining director or directors may in writing designate.  If there is no remaining director, the emergency committee shall consist of the three most senior officers of the Corporation who are available to serve, and if and to the extent that officers are not available, the most senior employees of the Corporation.  Seniority shall be determined in accordance with any designation of seniority in the minutes of the proceedings of the Board, and in the absence of such designation, shall be determined by rate of remuneration.  In the event that there are no remaining directors and no officers or employees of the Corporation available, the emergency committee shall consist of three persons designated in writing by the stockholder owning the largest number of shares of record as of the date of the last record date.

Section 7.   Powers of Emergency Committee.  The emergency committee, once appointed, shall govern its own procedures and shall have power to increase the number of members thereof beyond the original number, and in the event of a vacancy or vacancies therein, arising at any time, the remaining member or members of the emergency committee shall have the power to fill such vacancy or vacancies.  In the event at any time after its appointment all members of the emergency committee shall die or resign or become unavailable to act for any reason whatsoever, a new emergency committee shall be appointed in accordance with the foregoing provisions of this Article X.

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Section 8.   Directors Becoming Available.  Any person who has ceased to be a director pursuant to the provisions of Section 2 of this Article X and who thereafter becomes available to serve as a director shall automatically become a member of the emergency committee.

Section 9.   Election of Board of Directors.  The emergency committee shall, as soon after its appointment as is practicable, take all requisite action to secure the election of a board of directors, and upon such election all the powers and authorities of the emergency committee shall cease.

Section 10.   Termination of Emergency Committee.  In the event, after the appointment of an emergency committee, a sufficient number of persons who ceased to be directors pursuant to Section 2 of this Article X become available to serve as directors, so that if they had not ceased to be directors as aforesaid, there would be enough directors to constitute the minimum number of directors required by law, then all such persons shall automatically be deemed to be reappointed as directors and the powers and authorities of the emergency committee shall be at an end.

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Exhibit 10.1

VOTING AGREEMENT

VOTING AGREEMENT (hereinafter referred to as this “Agreement”), dated as of December 13, 2017, among The Walt Disney Company, a Delaware corporation (“Parent”), and the undersigned stockholders (each, a “Covered Stockholder”, and collectively, the “Covered Stockholders”) of Twenty-First Century Fox, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Company, Parent, TWC Merger Enterprises 2 Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Corporate Sub”), and TWC Merger Enterprises 1, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent, have entered into an Agreement and Plan of Merger of even date herewith (as it may be amended from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Corporate Sub with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Initial Merger”), and pursuant to which all Shares issued and outstanding immediately prior to the First Effective Time (other than Excluded Shares) will be converted into the right to receive the Merger Consideration;

WHEREAS, each Covered Stockholder holds and is entitled to vote (or direct the voting of) the number of Shares set forth opposite such Covered Stockholder’s name on Schedule 1(b) attached hereto; and

WHEREAS, as a condition and inducement to the willingness of Parent and Corporate Sub to enter into the Merger Agreement, each Covered Stockholder (in such Covered Stockholder’s capacity as a stockholder of the Company) has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1.            Certain Definitions.  Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.  For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a)            “Expiration Date” means the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof, (ii) such date and time as the Initial Merger shall have become effective in accordance with the terms and provisions of the Merger Agreement and (iii) such date and time as the Merger Agreement shall have been amended or supplemented, or any provision thereof waived, in a manner (A) that reduces the amount of the Merger Consideration payable to a Covered Stockholder (other than, for avoidance of doubt, adjustments in accordance with the terms of the Merger Agreement) or (B) that is in any way material and adverse to any of the Covered Stockholders without the prior written consent of the Covered Stockholders; provided that, for purposes of this clause (iii), amendments to the Merger Agreement to add a limitation on the amount of the Equity Adjustment Amount or to effect the Transactions using an alternative structure as described in Section 5.22(g) or Section 5.25(d) of the Merger Agreement shall be deemed not to be an amendment that reduces the amount of the Merger Consideration or that is material and adverse to any of the Covered Stockholders.

(b)            “Covered Shares” means, with respect to any Covered Stockholder, (i) all Shares set forth opposite such Covered Stockholder’s name on Schedule 1(b) attached hereto, and (ii) all Shares that such Covered Stockholder comes to hold and to be entitled to vote (or direct the voting of) during the period from the date of this Agreement through the Expiration Date, together with any voting securities or instruments of the Company, or other equity interests exercisable for or convertible into Shares, that such Covered Stockholder comes to hold and be entitled to vote (or direct the voting of) during the period from the date of this Agreement through the Expiration Date (including by way of bonus issue, share dividend or distribution, subdivision, reclassification, recapitalization, consolidation, exchange, readjustment or other similar transaction or other change in the capital structure of the Company).

(c)            “Transfer” means, with respect to any Covered Stockholder, that such Covered Stockholder directly or indirectly (i) sells, pledges, encumbers, exchanges, assigns, grants an option with respect to, transfers, tenders or otherwise disposes of a Covered Share of such Covered Stockholder or any direct or indirect interest in such Covered Share (including by gift, merger or operation of law), or (ii) enters into an agreement, arrangement or commitment providing for the sale of, pledge of, encumbrance of, exchange of, assignment of, grant of an option with respect to, transfer, tender of or other disposition of such Covered Share or any direct or indirect interest therein (including by gift, merger or operation of law); provided that a foreclosure on the Shares pledged pursuant to the document described in Schedule 1(c) attached hereto in the event of a default thereunder shall be deemed not to be a Transfer.

2.            Transfer of Shares.

(a)            Transfer Restrictions.  From the date hereof until the earlier of the Expiration Date and the receipt of the Company Requisite Vote, each Covered Stockholder hereby agrees not to Transfer (or intentionally cause or permit the Transfer of) any Covered Shares of such Covered Stockholder, or enter into any Contract (including any option, put, call or similar arrangement) relating thereto, except that any Covered Stockholder may Transfer any or all of such Covered Shares (1) with Parent’s prior written consent and in Parent’s sole discretion and (2) to or with a Permitted Transferee if (x) such Permitted Transferee agrees in writing to be bound by the terms of this Agreement as if they were a party hereto, (y) such written instrument expressly provides Parent with the ability to enforce the obligations of the Permitted Transferee pursuant to the written agreement referred to in clause (x); and (z) prompt notice of such Transfer to such Permitted Transferee is delivered to Parent. For the purposes of this Agreement, a “Permitted Transferee” means, with respect to each Covered Stockholder, (i) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild of the spouse of any child, adopted child, grandchild or adopted grandchild of such Covered Stockholder or any other lineal descendant of either of K. Rupert Murdoch’s parents (including K. Rupert Murdoch), (ii) any Person by will or the laws of intestacy, (iii) the Murdoch Family Trust or any trust, the beneficiaries of which include only the Covered Stockholder and his or her family members (including the  individuals described in clause (ii)), (iv) any partnership or limited liability company, all partners or members of which include only the Covered Stockholder and his or her family members (including the  individuals described in clause (ii)) and any trust described in

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clause (iv), (v) if such Covered Stockholder is an entity, any of its partners (including limited or general partners), members and stockholders (as defined in clause (i)) in connection with a pro rata distribution of any or all of such Covered Stockholder’s Covered Shares, and (vi) if such Covered Stockholder is a trust, any beneficiary of such trust.  For the avoidance of doubt, a Permitted Transferee may Transfer any and all Covered Shares that were Transferred to such Transferee to its own Permitted Transferees in accordance with the terms and subject to the conditions of this Section 2(a), as if such Permitted Transferee were a “Covered Stockholder”.

(b)            Transfer of Voting Rights. From the date hereof until the earlier of the Expiration Date and the receipt of the Company Requisite Vote, each Covered Stockholder hereby agrees not to deposit (or cause or permit the deposit of) any Covered Shares of such Covered Stockholder in a voting trust or grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of such Covered Stockholder under this Agreement with respect to any Covered Shares of such Covered Stockholder.

(c)            Consequences.  Any Transfer (or purported Transfer) in breach of this Agreement shall be null and void and of no force or effect.

3.            Agreement to Vote Shares.

(a)            From the date hereof until the earlier of the Expiration Date and the occurrence of a Company Change in Recommendation, at every meeting of holders of Shares of the Company concerning any proposal related to the Transactions or at which any matter set forth in this Section 3(a) is being considered, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company concerning any proposal related to the Transactions or at which any matter set forth in this Section 3(a) is being considered, each Covered Stockholder (in such Covered Stockholder’s capacity as a stockholder of the Company) shall, or shall cause the holder of record on any applicable record date to, vote all Covered Shares that such Covered Stockholder then holds and is entitled to vote (or direct the voting of):

(i)          in favor of the adoption of the Merger Agreement and the Transactions contemplated thereby, including the Initial Merger;

(ii)         in favor of any proposal to adjourn or postpone such meeting of the holders of Shares to a later date if there are not sufficient votes to adopt the Merger Agreement;

(iii)       against approval of any proposal made in opposition to adoption of the Merger Agreement or the Initial Merger or the other Transactions contemplated by the Merger Agreement or in competition or inconsistent with the Initial Merger, including any Company Acquisition Proposal and any Alternative Company Acquisition Agreement; and

(iv)       against any action, proposal or agreement that (x) would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of the Company under the Merger Agreement or (y) would reasonably be expected to prevent or materially delay or adversely affect the consummation of the Transactions contemplated by the Merger Agreement, including the Initial Merger.

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(b)            From the date hereof until the Expiration Date, at every meeting of holders of Shares of the Company concerning any proposal related to the Transactions, and at every adjournment or postponement thereof, and on every action or approval by written consent of the Stockholders of the Company concerning any proposal related to the Transactions, each Covered Stockholder (in such Covered Stockholder’s capacity as a stockholder of the Company) shall, or shall cause the holder of record on any applicable record date to, vote all Covered Shares that such Covered Stockholder then holds and is entitled to vote (or direct the voting of) in favor of the Charter Amendments or any other approval of the holders of the Class B Shares, voting separately, that is required in connection with the Transactions.

(c)            From the date hereof until the Expiration Date, in the event that a meeting of the stockholders of the Company is held, each Covered Stockholder shall, or shall cause the holder of record of any of the Covered Shares of such Covered Stockholder on any applicable record date to, be present in person or represented by proxy at such meeting or otherwise cause all Covered Shares of such Covered Stockholder to be counted as present thereat for purposes of establishing a quorum.

(d)            From the date hereof until the Expiration Date, each Covered Stockholder hereby agrees not to enter into any commitment, agreement, understanding or similar arrangement with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4.            Commencement or Participation in Proceedings.  Each Covered Stockholder hereby agrees not to commence or join in, and to take all reasonable actions necessary to opt out of, any Proceeding against the Company and/or its directors and officers (for the avoidance of doubt, participating in the defense of such Proceedings is not prohibited) with respect to, any litigation relating to the Merger Agreement and the Transactions, including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (ii) alleging a breach of any fiduciary duty of the Board of Directors of the Company or its members in connection with the Merger Agreement or the transactions contemplated hereby or thereby.

5.            Directors and Officers.  Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict a Covered Stockholder (or a designee of such Covered Stockholder) who is a director or officer of the Company from acting in such capacity or fulfilling the obligations of such office, including by acting or voting in his capacity as a director or officer of the Company, in such Covered Stockholder’s (or such Covered Stockholder’s designee’s) sole discretion on any matter, including causing the Company to exercise rights under the Merger Agreement (in accordance with the terms thereof), and no such actions or omissions shall be deemed a breach of this Agreement (it being understood that this Agreement shall apply to such Covered Stockholder solely in such Covered Stockholder’s capacity as a stockholder of the Company), including with respect to Section 5.02 of the Merger Agreement.  In this regard, such Covered Stockholder shall not be deemed to make any agreement or understanding in this Agreement in such Covered Stockholder’s capacity as a director or officer of the Company, including with respect to Section 5.02 of the Merger Agreement.

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6.            No Solicitation.  Each Covered Stockholder agrees that it shall not, and shall cause each of such Covered Stockholder’s controlled Affiliates not to, and shall instruct and use such Covered Stockholder’s reasonable best efforts to cause such Covered Stockholder’s and such Covered Stockholder’s controlled Affiliates’ Representatives not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal, or (b) engage or otherwise participate in any discussions or negotiations relating to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, (c) provide any information or data to any Person in connection with any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal or (d) otherwise knowingly facilitate any effort or attempt to make a Company Acquisition Proposal.  Each Covered Stockholder shall, and each Covered Stockholder shall cause such Covered Stockholder’s controlled Affiliates and use such Covered Stockholder’s reasonable best efforts to cause such Covered Stockholder’s Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, or proposal that would reasonably be expected to lead to a Company Acquisition Proposal.  Notwithstanding clauses (b), (c) and (d) above, each Covered Stockholder may (and may permit such Covered Stockholder’s controlled Affiliates and such Covered Stockholder’s and such Covered Stockholder’s controlled Affiliates’ Representatives to) participate in discussions and negotiations with, provide information and data to and otherwise facilitate any Person making a Company Acquisition Proposal (or its Representatives) with respect to such Company Acquisition Proposal if (i) the Company is engaging in discussions or negotiations with such Person in accordance with Section 5.02 of the Merger Agreement and (ii) such Covered Stockholder’s negotiations, discussions, provision of information or data or other facilitation are in conjunction with and ancillary to the Company’s discussions and negotiations.

7.            Irrevocable Proxy and Notices.

(a)            Each Covered Stockholder hereby irrevocably grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, as such Covered Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Covered Stockholder, to vote such Covered Stockholder’s Covered Shares, or grant a consent or approval in respect of such Covered Shares, in a manner consistent with this Agreement from the date hereof until (i) with respect to those matters set forth in clauses (i), (ii), (iii) and (iv) of Section 3(a), the earlier of the Expiration Date and the occurrence of a Company Change in Recommendation or (ii) with respect to those matters set forth in Section 3(b), the Expiration Date, provided, however, for the avoidance of doubt, that such proxy and voting and related rights are expressly limited to those matters set forth in clauses (i), (ii), (iii) and (iv) of Section 3(a) and Section 3(b) that are, during the applicable period, presented for consideration to the Company’s stockholders generally, and each Covered Stockholder shall retain at all times the right to vote such Covered Stockholder’s Covered Shares (or to direct how such Covered Shares shall be voted) in such Covered Stockholder’s sole discretion and without any other limitation on any other matters.  Each Covered Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Covered Stockholder’s execution and delivery of this Agreement.  Each Covered

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Stockholder hereby affirms that the irrevocable proxy set forth in this Section 7 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Covered Stockholder under this Agreement.  Each Covered Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may be revoked only under the circumstances set forth in the last sentence of this Section 7.  Such irrevocable proxy is executed and intended to be irrevocable in accordance with applicable Law and Section 8 of Article I of the Company’s Amended and Restated Bylaws until (I) with respect to those matters set forth in clauses (i), (ii), (iii) and (iv) of Section 3(a), the earlier of the Expiration Date and the occurrence of a Company Change in Recommendation or (II) with respect to those matters set forth in Section 3(b), the Expiration Date.  Each Covered Stockholder shall, upon written request by Parent, as promptly as practicable execute and deliver to Parent a separate written instrument or proxy that embodies the terms of this irrevocable proxy set forth in this Section 7.  Notwithstanding the foregoing, the proxy and appointment granted by each Covered Stockholder shall be automatically revoked, without any action by such Covered Stockholder, on (1) with respect to those matters set forth in clauses (i), (ii), (iii) and (iv) of Section 3(a), the earlier of the Expiration Date and the occurrence of a Company Change in Recommendation or (2) with respect to those matters set forth in Section 3(b), the Expiration Date.

(b)            Additional Shares. Each Covered Stockholder hereby agrees that in the event such Covered Stockholder acquires or receives, directly or indirectly, any Shares entitled to vote or equity securities or equity interests exercisable for or convertible into Shares entitled to vote after the execution of this Agreement, such Covered Stockholder shall promptly deliver to Parent a written notice in accordance with Section 15(d) indicating the number of such Shares.

8.            Representations and Warranties of Parent. Parent hereby represents to each Covered Stockholder as follows:

(a)            Organization and Qualification. Parent is a legal entity duly formed or organized (as applicable), validly existing and in good standing under the Laws of the jurisdiction in which it is formed or organized, as applicable.

(b)            Authority; Binding Agreement.  Parent has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and no other actions on the part of Parent (or its board of directors or stockholders) are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by Parent, and, assuming this Agreement constitutes a valid and binding obligation of the Covered Stockholders, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)            No Conflicts.  None of the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder or the consummation by Parent of the transactions contemplated hereby does or would reasonably be expected to conflict with or result in a violation or breach of (i) Parent’s certificate of incorporation or bylaws, (ii) any other Contract to which Parent is a party or by which Parent may be bound, except for violations, breaches or defaults that, individually or in the aggregate, would not reasonably be

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expected to in any material respect impair or adversely affect the ability of Parent to perform its obligations under this Agreement, or (iii) any Order or Law applicable to Parent.

(d)            No Litigation.  There are no Proceedings pending or, to the knowledge of Parent, threatened against Parent, or any Order to which Parent is subject, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to prevent or materially and adversely impair or otherwise affect the ability of Parent to fully perform its obligations under this Agreement.

9.            Representations and Warranties of the Covered Stockholders.  Each Covered Stockholder hereby represents and warrants to Parent as follows:

(a)            Organization and Qualification.  If such Covered Stockholder is not an individual, such Covered Stockholder is a legal entity duly formed or organized (as applicable), validly existing and in good standing under the Laws of the jurisdiction in which it is formed or organized, as applicable.

(b)            Authority; Binding Agreement.  If such Covered Stockholder is an individual, he has full legal capacity, right and authority to execute and deliver this Agreement and to perform his obligations hereunder and consummate the transactions contemplated hereby.  If such Covered Stockholder is not an individual, such Covered Stockholder has full power and authority to execute and deliver this Agreement, to perform such Covered Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and no other actions on the part of such Covered Stockholder (or its governing body, board of directors, members, stockholders or trustees, as applicable) are necessary to authorize or adopt this Agreement or to consummate the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by such Covered Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of such Covered Stockholder, enforceable against such Covered Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)            No Conflicts.  None of the execution and delivery by such Covered Stockholder of this Agreement, the performance by such Covered Stockholder of such Covered Stockholder’s obligations hereunder or the consummation by such Covered Stockholder of the transactions contemplated hereby does or would reasonably be expected to conflict with or result in a violation or breach of (i) if such Covered Stockholder is not an individual, such Covered Stockholder’s certificate of formation, operating agreement or comparable organizational documents, as applicable, (ii) any other Contract to which such Covered Stockholder is a party or by which such Covered Stockholder may be bound, including any voting agreement or voting trust, except for violations, breaches or defaults that, individually or in the aggregate, would not reasonably be expected to (x) in any material respect impair or adversely affect the ability of such Covered Stockholder to perform such Covered Stockholder’s obligations under this Agreement or (y) prevent or materially delay or adversely affect the consummation of the Transactions, or (iii) any Order or Law applicable to such Covered Stockholder.  The execution, delivery and performance by such Covered Stockholder of this Agreement, and the consummation by such Covered Stockholder of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Entity.

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(d)            Ownership of Shares.  Such Covered Stockholder (i) is the lawful owner of the Shares set forth opposite such Covered Stockholder’s name on Schedule 1(b) attached hereto and has the sole power to vote (or cause to be voted) or Transfer such Shares, all of which are free and clear of any liens, adverse claims, charges, security interests, pledges or options, proxies, voting trusts or agreements, understandings or agreements, or any other rights or encumbrances whatsoever (other than those (u) that would not impair the Covered Stockholder’s ability to perform its obligations under this Agreement, (v) created by this Agreement, (w) applicable to such Covered Stockholder’s Covered Shares that may exist pursuant to securities Laws, (x) under the Company’s organizational documents, (y) customary pursuant to the terms of any custody or similar agreement applicable to Shares held in brokerage accounts, or (z) described on Schedule 1(c) attached hereto), and (ii) as of the date hereof, does not hold or have the right to vote (or cause the voting of) any shares of any class of stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company other than the Shares set forth opposite such Covered Stockholder’s name on Schedule 1(b) attached hereto.

(e)            No Finder’s Fees.  No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of such Covered Stockholder in his or its capacity as a stockholder of the Company.

(f)            No Litigation.  As of the date hereof, there are no Proceedings pending or, to the knowledge of such Covered Stockholder, threatened against such Covered Stockholder, or any Order to which such Covered Stockholder is subject, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to prevent or impair or otherwise adversely affect (x) the ability of such Covered Stockholder to fully perform such Covered Stockholder’s obligations under this Agreement or (y) prevent or materially delay or adversely affect the consummation of the Transactions.

(g)            No Plan to Sell.  As of the date hereof, such Covered Stockholder represents on behalf of itself that, to the best of its knowledge and belief, after due inquiry and investigation, there is no current plan or intention by such Covered Stockholder or a Covered Stockholder Related Person with respect to such Covered Stockholder to sell, exchange, transfer by gift or otherwise dispose of (including, without limitation, through any transaction or series of transactions that could be treated as a constructive sale or any other taxable transaction for U.S. federal income tax purposes), directly or indirectly, any stock or securities in SpinCo, the Company or Parent, in each case following the Distribution other than a distribution which is not treated as a taxable sale or exchange for U.S. federal income tax purposes of SpinCo or Parent stock from a trust to its beneficiaries; provided, however, that the Covered Stockholder or Covered Stockholder Related Person may in the future sell, exchange, transfer by gift, or otherwise dispose of any stock or securities of Parent or SpinCo in the normal course of its business based upon market conditions and investment needs in existence at that time.  For purposes of this representation, a “Covered Stockholder Related Person” means (i) the Covered Stockholder making this representation, (ii) any person or persons related to such Covered Stockholder within the meaning of section 267(b) or 707(b)(1) of the Internal Revenue Code of 1986, as amended, (iii) any partnership, estate, or trust in which such Covered Stockholder or any person or persons described in clause (ii) own or have owned any interest and (iv) any

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corporation in which such Covered Stockholder or any person or persons described in clause (ii) own or have owned, in the aggregate, 10% or more of the outstanding stock by value.

Notwithstanding anything to the contrary contained in this Agreement, (i) a foreclosure or similar action on the Shares pledged pursuant to the document described in Schedule 1(c) attached hereto in the event of a default thereunder and/or (ii) a suspension of or limitation on the voting rights of any of the Shares pursuant to that certain letter agreement dated April 18, 2012 filed as an Exhibit to the April 18, 2012 Form 8-K of News Corporation following a suspension of voting rights imposed by the Company pursuant to Section 5(c)(ii) of the Company’s Restated Certificate of Incorporation, shall, in each case, be deemed (i) not to be a Transfer and (ii) to be an exception to the representations and warranties contained in Section 9 hereof.

10.            Disclosure.  Each Covered Stockholder hereby consents to and authorizes the publication and disclosure by Parent and the Company in the Joint Proxy Statement or other disclosure document required by applicable Law to be filed with the SEC or other Governmental Entity in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, of such Covered Stockholder’s identity and ownership, this Agreement and the nature of such Covered Stockholder’s commitments, arrangements and understandings pursuant to this Agreement and such other information required in connection with such disclosure; provided that Parent shall (with respect to any of its disclosures) give each Covered Stockholder and his, her or its legal counsel a reasonable opportunity to review and comment on such disclosures prior to any such disclosures being made public (provided, that by executing this Agreement, such Covered Stockholder hereby consents to the filing of this Agreement by the Company and Parent in the Joint Proxy Statement or other disclosure document required by applicable Law to be filed with the SEC or other Governmental Entity in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby).  Parent hereby consents to and authorizes the publication and disclosure by each Covered Stockholder in any disclosure document required by applicable Law to be filed with the SEC or other Governmental Entity in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, of Parent’s identity, this Agreement and the nature of such Covered Stockholder’s commitments, arrangements and understandings pursuant to this Agreement and such other information required in connection with such disclosure; provided, that, the applicable Covered Stockholder shall (with respect to any of its disclosures) give Parent and its legal counsel a reasonable opportunity to review and comment on such disclosures prior to any such disclosures being made public (provided, that by executing this Agreement, Parent hereby consents to the filing of this Agreement by each Covered Stockholder in any disclosure document required by applicable Law to be filed with the SEC or other Governmental Entity in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby).  Each Covered Stockholder shall consult with Parent before issuing, and give Parent the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement or the Merger Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or for press releases or public statements that contain disclosures with respect to such transactions that are consistent with prior disclosures by Parent or the Company.

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11.            No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares.  All ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the applicable Covered Stockholder, and, except as otherwise provided herein, Parent shall not have any authority to direct any Covered Stockholder in the voting or disposition of any Covered Shares.  For the avoidance of doubt, each Covered Stockholder shall be entitled to any dividends or other distributions declared by the Board of Directors of the Company with respect to such Covered Stockholder’s Covered Shares having a record date prior to the First Effective Time.

12.            Further Assurances.  Subject to the terms and conditions of this Agreement, upon request of Parent, each Covered Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or appropriate to fulfill such Covered Stockholder’s obligations under this Agreement.  Without limiting the generality of the foregoing, on the Closing Date each Covered Stockholder shall execute and deliver to Skadden, for purposes of the opinion described in Section 6.03(c) of the Merger Agreement, a certificate that contains the representation set forth in Section 9(g) as of the Closing Date if such Covered Stockholder may truthfully make such representation.

13.            Stop Transfer Instructions.  At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, in furtherance of this Agreement, each Covered Stockholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Covered Shares of such Covered Stockholder (and that this Agreement places limits on the voting and transfer of such Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Date.

14.            Termination.  This Agreement, and all rights and obligations of the parties hereunder, shall terminate and shall have no further force or effect as of the Expiration Date.  Notwithstanding the foregoing, (x) nothing set forth in this Section 14 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of a Covered Stockholder, for any breach of this Agreement prior to such termination; provided that in no event shall a Covered Stockholder’s damages exceed the aggregate Merger Consideration to which such Covered Stockholder would be entitled pursuant to the Merger Agreement; provided, further, that the foregoing proviso shall in no event impair or otherwise impact Parent’s right to specific performance or injunctive relief pursuant to Section 15(j) below, and (y) this Section 14 and Sections 1, 4 and 15 (as applicable) shall survive any termination of this Agreement.

15.            Miscellaneous and General.

(a)            Amendments; Waivers, Etc.  This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of

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any other right, power or privilege.  Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

(b)            Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

(c)            Governing Law and Venue; Waiver of Jury Trial.

(i)            THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.  In any action or proceeding between the parties arising out of or relating to this Agreement or any of the Transactions, each of the parties hereby (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof. Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 15(d) shall be effective service of process for any such action.

(ii)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15(c).

(d)            Notices.  Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) on the date sent by e-mail

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of a PDF document if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent:
The Walt Disney Company 500 South Buena Vista Street Burbank, CA 91521
Attention:	Senior Executive Vice President and Chief Strategy Officer Associate General Counsel
Email:	kevin.mayer@disney.com james.kapenstein@disney.com

with copies to (which shall not constitute notice):

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019
Attention:	Faiza J. Saeed, Esq. Eric L. Schiele, Esq.
Email:	fsaeed@cravath.com eschiele@cravath.com

if to a Covered Stockholder, to such Covered Stockholder at the address corresponding to such Covered Stockholder’s name on Schedule 1(b), with copies to (which shall not constitute notice):

Twenty-First Century Fox, Inc. 1211 Avenue of the Americas New York, NY
Attention:	General Counsel
Email:	gzweifach@21cf.com

and

Hogan Lovells US LLP 875 Third Avenue New York, NY 10022
Attention:	Ira Sheinfeld Keith A. Flaum Alexanger B. Johnson
Email:	ira.sheinfeld@hoganlovells.com keith.flaum@hoganlovells.com alex.johnson@hoganlovells.com

and

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Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates 4 Times Square New York, NY 10036
Attention:	Howard L. Ellin, Esq. Brandon Van Dyke, Esq.

Email:	howard.ellin@skadden.com brandon.vandyke@skadden.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

(e)            Entire Agreement.  This Agreement (including any Schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties hereto, with respect to the subject matter hereof.

(f)            Parties in Interest; No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder.

(g)            Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (i) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

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(h)            Interpretation.

(i)            The Section headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to a Section or Schedule, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.  Any agreement or instrument defined or referred to herein includes all attachments thereto and instruments incorporated therein.

(ii)            The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(i)            Assignment.  This Agreement shall not be assignable by operation of law or otherwise without the prior written consent of each of the parties.  Any assignment in contravention of the preceding sentence shall be null and void.

(j)            Specific Performance.  The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 15(c), without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  The parties further agree not to assert that a remedy of specific enforcement is an unenforceable, invalid, contrary to applicable Law or inequitable remedy for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that Parent otherwise has an adequate remedy at law.

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IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first written above.

The Walt Disney Company

By:	/s/ Kevin A. Mayer
Name: Kevin A. Mayer
Title: Senior Executive Vice President and
Chief Strategy Officer

[Signature Page to Voting Agreement]

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IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first written above.

Cruden Financial Services LLC, as Trustee for the Murdoch Family Trust

By:	/s/ Arthur Siskind
Name: Arthur Siskind
Title: Vice President

Cruden Financial Services LLC

By:	/s/ Arthur Siskind
Name: Arthur Siskind
Title: Vice President

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Exhibit 10.2

December 13, 2017

Mr. Robert Iger
Chief Executive Officer and Chairman
The Walt Disney Company
500 S. Buena Vista Avenue
Burbank, CA

Amendment to Amended and Restated Employment Agreement
Dated as of October 6, 2011
As amended July 1, 2013, October 2, 2014 and March 22, 2017

This letter amends your Amended and Restated Employment Agreement, dated October 6, 2011, as amended by letters dated July 1, 2013, October 2, 2014 and March 22, 2017 (as amended, the “Agreement”), to provide that, except as otherwise provided in paragraph 6 below, the Employment Period thereunder shall be extended to December 31, 2021 (the “Restated Expiration Date”).  All references in the Agreement to the Expiration Date shall be changed to the Restated Expiration Date.

1.            Your Base Salary under Section 3(a) of the Agreement shall be increased to $3,000,000, effective January 1, 2018.  Your Base Salary under Section 3(a) of the Agreement shall be increased to $3,500,000, effective the date on which occurs the closing (the “Transaction Closing Date”) of the transaction (the “Transaction”) contemplated by the Agreement and Plan of Merger, dated December 13, 2017, among Twenty-First Century Fox, Inc., the Company, TWC Merger Enterprises 2 Corp., and TWC Merger Enterprises 1, LLC (the “Transaction Agreement”).

2.            Effective for each fiscal year commencing immediately following the Transaction Closing Date, the target annual incentive bonus opportunity under Section 3(b) of the Agreement shall be $20,000,000. The target annual incentive bonus opportunity under Section 3(b) of the Agreement for the fiscal year in which the Transaction Closing Date occurs shall be adjusted such that the target for such fiscal year shall be the sum of (i) the currently effective target annual incentive, prorated for the portion of such fiscal year through and including the Transaction Closing Date, and (ii) $20,000,000, pro-rated for the portion of such fiscal following the Transaction Closing Date.  So long as you remain in service through the end of the Restated Expiration Date, any annual bonus payable under the Annual Plan for the Company’s fiscal year commencing in calendar year 2021 shall be payable at the end of the performance measurement period (despite your expected earlier termination of service), on a pro-rated basis based on your actual employment in such fiscal year through the Restated Expiration Date, subject to achievement of the applicable performance objectives for such year and without regard to the usual requirement of service through the date of payment.

3.            Effective for each fiscal year commencing immediately following the Transaction Closing Date, the target award grant value under Section 3(c) of the Agreement shall be $25,000,000.  The target award grant value under Section 3(c) of the Agreement for the fiscal year in which the Transaction Closing Date occurs shall be adjusted such that the target for such fiscal year shall be the sum of (i) the currently effective target award grant value, prorated for the portion of such fiscal year through and including the Transaction Closing Date, and (ii) $25,000,000, pro-rated for the portion of such fiscal following the Transaction Closing Date.  To the extent necessary to effect the adjustment described in the immediately preceding sentence, the Company shall make additional equity grants as shall be appropriate as promptly as practicable following the Transaction Closing Date, and such additional equity shall have the same performance conditions and vesting dates as applied to the awards granted earlier in such fiscal year in which the Transaction Closing Date occurs. Any grant of performance-based restricted stock units made in accordance with Section 3(c) of the Agreement (i) from and after the Transaction Closing Date and (ii) if the Transaction Closing Date occurs within the first six months of a fiscal year, prior to the Transaction Closing Date but in the same fiscal year as the Transaction Closing Date, shall provide you (including, as necessary, by amendment of any pre-Transaction Closing Date grant) with the opportunity to earn 200% of the shares related thereto, if the performance of the Company with respect to total shareholder return relative to the S&P 500 Companies over the applicable measurement period is at or above the 75th percentile.  Such enhanced opportunity will result in each such unit being ascribed a higher grant value than awards without this opportunity.  So long as you remain in service through the end of the Restated Expiration Date, in respect of your services in the fiscal year commencing in calendar year 2021, you shall receive long-term incentive awards based on the target award grant value, but pro-rated basis based on your actual employment in such fiscal year through the Restated Expiration Date.  Except as otherwise provided for in this paragraph 3, the terms and conditions with respect to the awards granted under this paragraph 3 shall be the same in
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all material respects to the terms and conditions as are applicable to the awards granted to you for the 2017 fiscal year.   For the avoidance of doubt, the provisions contained in Section 3(c) of the Agreement shall apply with respect to the awards under this paragraph 3 mutatis mutandis.

4.            In consideration of your agreement to extend the Employment Period, on the date that the Transaction Agreement is executed, you shall be granted restricted stock units in respect of 245,098 shares of the Company’s common stock (the “Extension RSUs”).  The Extension RSUs shall vest ratably in four approximately equal installments, with the first installment vesting December 31, 2018, with an additional installment vesting on December 31 in each of 2019, 2020 and 2021, in each case subject to your continued employment through that date, except for as otherwise provided for in this Agreement. Additionally, unless the provision allowing performance-based compensation to be deductible regardless of the limitation in Section 162(m) of the Internal Revenue Code is repealed without replacement for non-grandfathered awards, the award shall be subject to performance conditions materially comparable to those applicable to the Performance-Based Stock Unit Award (the “Section 162(m) Vesting Requirement”) granted to you as part of your target annual award in respect of fiscal year 2017 (the “162(m) 2017 PBRSUs”), including, the relative degree of difficulty in achieving the Section 162(m) Vesting Requirement. Except as provided herein, the terms and conditions of such Extension RSUs (including any provisions affording enhanced vesting upon your Termination, including as provided in the Agreement) shall be the same in all material respects as the terms and conditions as are applicable to the 162(m) 2017 PBRSUs.

5.            In consideration of your extension of the Employment Period, on the date that the Transaction Agreement is executed, you shall be granted performance stock units in respect of 687,898 shares of the Company’s common stock (the “Extension PSUs”).  Vesting and payment of all of the Extension PSUs shall be determined upon the satisfaction of a performance vesting requirement based on total shareholder return of the company’s common stock as compared to the total shareholder returns of the S&P 500 Companies with respect to the period commencing on the date that the Transaction Agreement is executed and ending on the Restated Expiration Date. The Extension PSUs shall provide you with the opportunity to earn 150% of the shares related thereto, if the performance of the Company with respect to such total shareholder return relative to the companies in the S&P 500 Companies over the applicable measurement period is at or
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above the 75th percentile. Notwithstanding anything else in the Agreement, this letter or the 2011 Stock Incentive Plan to the contrary, the Extension PSUs shall be forfeited in the event that (i) you terminate your employment voluntarily (other than pursuant to a Termination with Good Reason) prior to the Restated Expiration Date or (ii) the Transaction Closing Date does not occur prior to the Restated Expiration Date and no payment shall be made in respect to the Extension PSUs unless the Transaction Closing Date shall so occur (even if by their terms the service conditions applicable to such Extension PSUs would otherwise have been waived prior to such date). Except as otherwise expressly provided herein, the terms and conditions of such Extension PSUs (including any provisions affording enhanced vesting upon your Termination, including as provided in the Agreement) shall be the same in all material respects as the terms and conditions as are applicable to the Performance-Based Stock Unit Award granted to you as part of your target annual award in respect of fiscal year 2017, provided, that, vesting shall be subject only to a Total Shareholder Return Test and not the EPS Growth Test.

6.            If the transaction contemplated by the Transaction Agreement is abandoned without the Transaction Closing Date occurring, the Restated Extension Date shall revert to July 2, 2019 (or, if later, 90 days after such transaction is abandoned).

7.            The security services referenced in paragraph 3 of the March 22, 2017 amendment shall be provided for five (5) years after termination of your employment, and the Company will conduct security studies during the Consulting Period.

8.            The Consulting Period referenced in paragraph 5 of the March 22, 2017 shall be increased to be the five-year period commencing immediately following the termination of your employment. The reference in clause (B) of such paragraph 5 to the “12-month period” shall accordingly be revised to the “36-month period”.  The compensation payable in respect of the Consulting Period shall be $500,000 quarterly, payable in arrears. Notwithstanding the foregoing, upon at least ten (10) days’ prior written notice to the Company, you may elect (i) prior to your termination of employment at the Restated Expiration Date not to provide the consulting services referenced in such paragraph 5 and (ii) at any time following the first anniversary of your termination of employment to resign as a consultant and terminate the Consulting Period and, upon the effectiveness of any such election, neither party shall have any further obligation to the other under such paragraph 5 (other than for any unpaid fees or expenses related to services prior to the termination of the Consulting Period).
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9.     Notwithstanding the extension of the Employment Period, if you continue in employment through July 2, 2019, your right to receive the payment referenced in paragraph 4 of the March 22, 2017 amendment shall become fully vested and nonforfeitable on such date, and shall be payable as provided in such paragraph (including as otherwise amended by this letter).

10.  In the event that you are terminated earlier than the Restated Expiration Date as a result of the Company’s exercise of its Termination Right or a Termination for Good Reason, the rights and obligations described in paragraphs 7 and 8, and the payment described in paragraph 4 of the March 22, 2017 amendment (which payment shall be made in accordance with such paragraph 4) shall be treated as additional Conditional Benefits under Section 5(d) of the Agreement and any compensation payable with respect thereto shall be payable subject to the satisfaction or waiver of the conditions applicable to Conditional Benefits. Subject to the immediately preceding sentence, the Company’s and your obligations under paragraphs 7 and 8 hereof shall commence immediately following your termination of employment, as if such were the Restated Expiration Date.

11.            Section 18(j) of the Agreement shall be amended to delete the existing provision and replace it with the following:

(j) Notices. Any notice required or desired to be delivered under this Agreement shall be in writing and shall be delivered personally, by courier service, by registered mail, return receipt requested, or by telecopy and shall be effective upon actual receipt when delivered or sent by telecopy and upon mailing when sent by registered mail, and shall be addressed as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

If to the Company:

The Walt Disney Company
500 South Buena Vista Avenue
Burbank, California 91521
Attention: General Counsel
Telecopy No.: (818) 569-5146

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 with a copy to:

Debevoise & Plimpton, LLP
919 Third Avenue
New York, New York 10022
Attention: Lawrence K. Cagney, Esq.
Telecopy No.: (212) 909-6836

If to Executive:

To the address listed as Executive’s principal residence in the Company’s human resources records and to his principal place of employment with the Company with a copy to:

Grubman Shire Meiselas & Sacks, P.C.
152 West 57th Street, 31st Floor
New York, New York 10019
Attention: Allen J. Grubman, Esq. and Eric D. Sacks, Esq.
Telecopy No.: (212) 554-0444.

12.            Except as specified above, the Agreement shall otherwise continue in accordance with its terms and, in the event of any conflict between the terms contained herein and the Agreement, the terms contained herein shall govern. Defined terms used,
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but not defined, in this letter have the meanings ascribed thereto in the Agreement. If you agree that the foregoing sets forth our full understanding regarding the amendment of the Agreement, please evidence your agreement and acceptance by counter-signing two copies of this letter where indicated below, returning one executed copy to me.

THE WALT DISNEY COMPANY

By:	/s/ Alan N. Braverman
Alan N. Braverman
Senior Executive Vice President,
General Counsel and Secretary

AGREED AND ACCEPTED:

/s/ Robert A. Iger
Robert A. Iger

Dated: December 13, 2017

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Exhibit 99.1

THE WALT DISNEY COMPANY TO ACQUIRE TWENTY-FIRST CENTURY FOX,  INC.,
AFTER SPINOFF OF CERTAIN BUSINESSES, FOR $52.4 BILLION IN STOCK

21st Century Fox to spin off Fox Broadcasting network and stations, Fox News,
Fox Business, FS1, FS2 and Big Ten Network to its shareholders

•	Acquisition complements and enhances The Walt Disney Company’s ability to provide consumers around the world with more appealing content and entertainment options

•	Transaction to include 21st Century Fox’s film and television studios, cable entertainment networks and international TV businesses

•	Popular entertainment properties including X-Men, Avatar, The Simpsons, FX Networks and National Geographic to join Disney’s portfolio

•	Expands Disney’s direct-to-consumer offerings with addition of 21st Century Fox’s entertainment content, capabilities in the Americas, Europe and Asia; Hulu stake becomes a controlling interest

•
Addition of extensive international properties, including Star in India and Fox’s 39% ownership of Sky across Europe, enhances Disney’s position as a truly global entertainment company with world-class offerings in key regions

•	Robert A. Iger to remain Chairman and CEO of The Walt Disney Company through 2021

BURBANK, Calif., and NEW YORK, New York, December 14, 2017—The Walt Disney Company (NYSE: DIS) and Twenty-First Century Fox, Inc. (“21st Century Fox” —NASDAQ: FOXA, FOX) today announced that they have entered into a definitive agreement for Disney to acquire 21st Century Fox, including the Twentieth Century Fox Film and Television studios, along with cable and international TV businesses, for approximately $52.4 billion in stock (subject to adjustment). Building on Disney’s commitment to deliver the highest quality branded entertainment, the acquisition of these complementary assets would allow Disney to create more appealing content, build more direct relationships with consumers around the world and deliver a more compelling entertainment experience to consumers wherever and however they choose. Immediately prior to the acquisition, 21st Century Fox will separate the Fox Broadcasting network and stations, Fox News Channel, Fox Business Network, FS1, FS2 and Big Ten Network into a newly listed company that will be spun off to its shareholders.

Under the terms of the agreement, shareholders of 21st Century Fox will receive 0.2745 Disney shares for each 21st Century Fox share they hold (subject to adjustment for certain tax liabilities as described below). The exchange ratio was set based on a 30-day volume weighted average price of Disney stock. Disney will also assume approximately $13.7 billion of net debt of 21st Century Fox. The acquisition price implies a total equity value of approximately $52.4 billion and a total transaction value of approximately $66.1 billion (in each case based on the stated exchange ratio assuming no adjustment) for the business to be acquired by Disney, which includes consolidated assets along with a number of equity investments.

Popular Entertainment Properties to Join Disney Family

Combining with Disney are 21st Century Fox’s critically acclaimed film production businesses, including Twentieth Century Fox, Fox Searchlight Pictures and Fox 2000, which together offer diverse and compelling storytelling businesses and are the homes of Avatar, X-Men, Fantastic Four and Deadpool, as well as The Grand Budapest Hotel, Hidden Figures, Gone Girl, The Shape of Water and The Martian—and its storied television creative units, Twentieth Century Fox Television, FX Productions and Fox21, which have brought The Americans, This Is Us, Modern Family, The Simpsons and so many more hit TV series to viewers across the globe. Disney will also acquire FX Networks, National Geographic Partners, Fox Sports Regional Networks, Fox Networks Group International, Star India and Fox’s interests in Hulu, Sky plc, Tata Sky and Endemol Shine Group.

“The acquisition of this stellar collection of businesses from 21st Century Fox reflects the increasing consumer demand for a rich diversity of entertainment experiences that are more compelling, accessible and convenient than ever before,” said Robert A. Iger, Chairman and Chief Executive Officer, The Walt Disney Company. “We’re honored and grateful that Rupert Murdoch has entrusted us with the future of businesses he spent a lifetime building, and we’re excited about this extraordinary opportunity to significantly increase our portfolio of well-loved franchises and branded content to greatly enhance our growing direct-to-consumer offerings. The deal will also substantially expand our international reach, allowing us to offer world-class storytelling and innovative distribution platforms to more consumers in key markets around the world.”

“We are extremely proud of all that we have built at 21st Century Fox, and I firmly believe that this combination with Disney will unlock even more value for shareholders as the new Disney continues to set the pace in what is an exciting and dynamic industry,” said Rupert Murdoch, Executive Chairman of 21st Century Fox. “Furthermore, I’m convinced that this combination, under Bob Iger’s leadership, will be one of the greatest companies in the world. I’m grateful and encouraged that Bob has agreed to stay on, and is committed to succeeding with a combined team that is second to none.”

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At the request of both 21st Century Fox and the Disney Board of Directors, Mr. Iger has agreed to continue as Chairman and Chief Executive Officer of The Walt Disney Company through the end of calendar year 2021.

“When considering this strategic acquisition, it was important to the Board that Bob remain as Chairman and CEO through 2021 to provide the vision and proven leadership required to successfully complete and integrate such a massive, complex undertaking,” said Orin C. Smith, Lead Independent Director of the Disney Board. “We share the belief of our counterparts at 21st Century Fox that extending his tenure is in the best interests of our company and our shareholders, and will be critical to Disney’s ability to effectively drive long-term value from this extraordinary acquisition.”

Benefits to Consumers

The acquisition will enable Disney to accelerate its use of innovative technologies, including its BAMTECH platform, to create more ways for its storytellers to entertain and connect directly with audiences while providing more choices for how they consume content. The complementary offerings of each company enhance Disney’s development of films, television programming and related products to provide consumers with a more enjoyable and immersive entertainment experience.

Bringing on board 21st Century Fox’s entertainment content and capabilities, along with its broad international footprint and a world-class team of managers and storytellers, will allow Disney to further its efforts to provide a more compelling entertainment experience through its direct-to-consumer (DTC) offerings. This transaction will enable Disney’s recently announced Disney and ESPN-branded DTC offerings, as well as Hulu, to create more appealing and engaging experiences, delivering content, entertainment and sports to consumers around the world wherever and however they want to enjoy it.

The agreement also provides Disney with the opportunity to reunite the X-Men, Fantastic Four and Deadpool with the Marvel family under one roof and create richer, more complex worlds of inter-related characters and stories that audiences have shown they love. The addition of Avatar to its family of films also promises expanded opportunities for consumers to watch and experience storytelling within these extraordinary fantasy worlds. Already, guests at Disney’s Animal Kingdom Park at Walt Disney World Resort can experience the magic of Pandora—The World of Avatar, a new land inspired by the Fox film franchise that opened earlier this year. And through the incredible storytelling of National Geographic—whose mission is to explore and protect our planet and inspire new generations through education initiatives and resources—Disney will be able to offer more ways than ever before to bring kids and families the world and all that is in it.

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Enhancing Disney’s Worldwide Offerings

Adding 21st Century Fox’s premier international properties enhances Disney’s position as a truly global entertainment company with authentic local production and consumer services across high-growth regions, including a richer array of local, national and global sporting events that ESPN can make available to fans around the world. The transaction boosts Disney’s international revenue mix and exposure.

Disney’s international reach would greatly expand through the addition of Sky, which serves 23 million households in the UK, Ireland, Germany, Austria and Italy; Fox Networks International, with more than 350 channels in 170 countries; and Star India, which operates 69 channels reaching 720 million viewers a month across India and more than 100 other countries.

Prior to the close of the transaction, it is anticipated that 21st Century Fox will seek to complete its planned acquisition of the 61% of Sky it doesn’t already own. Sky is one of Europe’s most successful pay television and creative enterprises with innovative and high-quality direct-to-consumer platforms, resonant brands and a strong and respected leadership team. 21st Century Fox remains fully committed to completing the current Sky offer and anticipates that, subject to the necessary regulatory consents, the transaction will close by June 30, 2018. Assuming 21st Century Fox completes its acquisition of Sky prior to closing of the transaction, The Walt Disney Company would assume full ownership of Sky, including the assumption of its outstanding debt, upon closing.

Transaction Highlights

The acquisition is expected to yield at least $2 billion in cost savings from efficiencies realized through the combination of businesses, and to be accretive to earnings before the impact of purchase accounting for the second fiscal year after the close of the transaction.

Terms of the transaction call for Disney to issue approximately 515 million new shares to 21st Century Fox shareholders, representing approximately a 25% stake in Disney on a pro forma basis. The per share consideration is subject to adjustment for certain tax liabilities arising from the spinoff and other transactions related to the acquisition. The initial exchange ratio of 0.2745 Disney shares for each 21st Century Fox share was set based on an estimate of such tax liabilities to be covered by an $8.5 billion cash dividend to 21st Century Fox from the company to be spun off. The exchange ratio will be adjusted immediately prior to closing of the acquisition based on an updated estimate of such tax liabilities. Such adjustment could increase or decrease the exchange ratio, depending upon whether the final estimate is lower or higher, respectively, than the initial estimate. However, if the final estimate of the tax liabilities is lower than the initial estimate, the first $2 billion of that adjustment will instead be made by net reduction in the amount of the cash dividend to 21st Century Fox from the company to be spun off. The amount of such tax liabilities will depend upon several factors, including tax rates in effect at the time of closing as well as the value of the company to be spun off.

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The Boards of Directors of Disney and 21st Century Fox have approved the transaction, which is subject to shareholder approval by 21st Century Fox and Disney shareholders, clearance under the Hart-Scott-Rodino Antitrust Improvements Act, a number of other non-United States merger and other regulatory reviews, and other customary closing conditions.

Investor Conference Calls

Disney will conduct an investor conference call at approximately 8:00 a.m. EST / 5:00 a.m. PST today, Thursday, December 14, 2017. To listen to the live webcast, please visit www.disney.com/investors. The webcast presentation will be archived.

21st Century Fox senior executives will host a conference call at approximately 9:00 a.m. EST / 6:00 a.m. PST today, Thursday December 14, 2017, to discuss the creation of  “New Fox” and the Disney transaction. The conference call will be webcast on 21st Century Fox’s investor relations website at www.21cf.com/investor-relations.

Disney will also hold a previously scheduled investor meeting with Disney management at approximately 5:00 p.m. EST / 2:00 p.m. PST today, Thursday, December 14, 2017, which will be webcast at www.disney.com/investors. The webcast presentation will be archived.

About The Walt Disney Company

The Walt Disney Company, together with its subsidiaries, is a diversified worldwide entertainment company with operations in four business segments: Media Networks, Parks and Resorts, Studio Entertainment, and Consumer Products & Interactive Media. Disney is a Dow 30 company and had annual revenues of $55.1 billion in its Fiscal Year 2017.

About 21st Century Fox

21st Century Fox is one of the world’s leading portfolios of cable, broadcast, film, pay TV and satellite assets spanning six continents across the globe. Reaching more than 1.8 billion subscribers in approximately 50 local languages every day, 21st Century Fox is home to a global portfolio of cable and broadcasting networks and properties, including FOX, FX, FXX, FXM, FS1, Fox News Channel, Fox Business Network, FOX Sports, Fox Sports Network, National Geographic Channels, Star India, 28 local television stations in the U.S. and more than 350 international channels; film studio Twentieth Century Fox Film; and television production studios Twentieth Century Fox Television and a 50 per cent ownership interest in Endemol Shine Group. The Company also holds approximately 39.1 per cent of the issued shares of Sky, Europe’s leading entertainment company, which serves 23 million households across five countries. For more information about 21st Century Fox, please visit www.21CF.com.

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Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“New Fox”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF	Disney
1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions
New York, NY 10036	P.O. Box 1342
Attention: Investor Relations	Brentwood, NY 11717
1 (212) 852 7059	Attention: Disney Shareholder Services
Investor@21CF.com	1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 13, 2017, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of New Fox.

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No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws), including the tax-free treatment of the transaction to 21CF’s stockholders of the distribution of shares of New Fox common stock, (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the Separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of 21CF and/or Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies, (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) the risk that New Fox, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms, (xvii) the risk that New Fox may be unable to achieve some or all of the benefits that 21CF expects New Fox to achieve as an independent, publicly-traded company, (xviii) the risk that New Fox may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of 21CF, (xix) the risk that New Fox will incur significant indebtedness in connection with the separation and distribution, and the degree to which it will be leveraged following completion of the distribution may materially and adversely affect its business, financial condition and results of operations, (xx) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (xxi) as well as management’s response to any of the aforementioned factors.

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These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to New Fox. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of New Fox are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Media Contacts:

The Walt Disney Company:
Zenia Mucha
zenia.mucha@disney.com
 (818) 560-5300

21st Century Fox:
Julie Henderson
jhenderson@21cf.com
(310) 369-0773

Investor Contacts:
The Walt Disney Company:
Lowell Singer
lowell.singer@disney.com
(818) 560-6601

21st Century Fox:
Reed Nolte
rnolte@21cf.com
(212) 852-7092

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